As filed with the Securities and Exchange Commission on December 22, 2022
1933 Act Registration No. 333-268967

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PRE-EFFECTIVE AMENDMENT NO. 1

LINCOLN VARIABLE INSURANCE PRODUCTS TRUST
(Exact Name of Registrant as Specified in Charter)

Jayson R. Bronchetti, President
1301 South Harrison Street
Fort Wayne, Indiana 46802
(Address of Principal Executive Offices)

Registrant's Telephone Number, Including Area Code: (260) 455-2000

Ronald A. Holinsky, Esquire
Lincoln Financial Group
150 N. Radnor-Chester Road
Radnor, PA 19087
(Name and Address of Agent for Service)

Copies of all communications to:
Robert A. Robertson, Esquire
Dechert, LLP
US Bank Tower
633 West 5th Street, Suite 4900
Los Angeles, CA 90071-2013

Approximate Date of Public Offering: As soon as practicable after this Registration Statement becomes effective under the Securities Act of 1933, as amended.

Title of securities being registered: Shares of beneficial interest, without par value, of the Acquiring Fund, a series of the Registrant.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), shall determine. It is proposed that this Registration Statement will become effective on January 23, 2023, pursuant to Rule 488 under the Securities Act of 1933, as amended.

No filing fee is due because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

PROXY MATERIALS

JPMORGAN INSURANCE TRUST

JPMorgan Insurance Trust Core Bond Portfolio
JPMorgan Insurance Trust Mid Cap Value Portfolio
JPMorgan Insurance Trust Small Cap Core Portfolio
JPMorgan Insurance Trust U.S. Equity Portfolio

**277 Park Avenue
New York, New York 10172**

January [XX], 2023

<u>ACTION REQUIRED</u>

Dear Contract Owners and Shareholders:

You are cordially invited to a joint special meeting of shareholders of each of the following series of JPMorgan Insurance Trust ("Trust"): JPMorgan Insurance Trust Core Bond Portfolio, JPMorgan Insurance Trust Mid Cap Value Portfolio, JPMorgan Insurance Trust Small Cap Core Portfolio and JPMorgan Insurance Trust U.S. Equity Portfolio (each, a "JPMorgan Portfolio," and collectively, the "JPMorgan Portfolios").

The meeting will be held at 277 Park Avenue, New York, New York 10172 at 10:00 a.m., Eastern Time, on March 15, 2023 (together with any postponements or adjournments thereof, the "Meeting"). The purpose of the Meeting is to vote on an important matter that affects the JPMorgan Portfolios, as described below (the "Proposal").

The Board of Trustees of the Trust has approved an Agreement and Plan of Reorganization (the "Agreement") for the JPMorgan Portfolios where each JPMorgan Portfolio would be reorganized into a corresponding, newly formed fund (each, an "Acquiring Fund," and collectively, the "Acquiring Funds") in the Lincoln Variable Insurance Products Trust (each, a "Reorganization" and together, the "Reorganizations"). Following the Reorganizations, each Acquiring Fund will be managed by Lincoln Investment Advisors Corporation, which is part of the Lincoln Financial Group.

Our records indicate that you are an owner of a variable annuity contract and/or a variable life insurance policy (either, a "variable contract") and that you have selected as an investment option within that variable contract one or more of the JPMorgan Portfolios. This entitles you to give voting instructions to the insurance company that issued your variable contract, which will then be obligated to vote on your behalf at the Meeting in accordance with your instructions.

The JPMorgan Portfolios are exclusively sold, directly or indirectly, to the separate accounts (or sub-accounts thereof) ("Separate Accounts") of certain insurance companies ("Participating Insurance Companies") that support variable annuity contracts and variable life insurance policies ("variable contracts"). For convenience, contract owners and policy participants are referred to collectively as "Contract Owners." Individual Contract Owners are not the "shareholders" of the JPMorgan Portfolios. Rather, the Separate Accounts of Participating Insurance Companies are the shareholders of the JPMorgan Portfolios. Contract Owners – as beneficial shareholders of JPMorgan Portfolio shares – have the right to

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instruct the insurance companies, as the record owners of the shares, how to vote the shares. *Because you are a Contract Owner, you are entitled to provide voting instructions.*

In accordance with the Investment Company Act of 1940, as amended, and certain interpretations by the staff of the Securities and Exchange Commission, each Participating Insurance Company will offer to variable contract owners ("Contract Owners") who have allocated their variable contract values to a JPMorgan Portfolio as of January 10, 2023 (the "Record Date"), as determined by each of the Participating Insurance Companies, the opportunity to instruct the Participating Insurance Company as to how they should vote JPMorgan Portfolio shares (attributable to their contract values) with respect to the Proposal.

This letter and the accompanying Notice of Special Meeting of Shareholders, Combined Proxy Statement/Prospectus, and Voting Instruction Card are, therefore, being furnished to Contract Owners entitled to provide voting instructions with regard to the Proposal.

As a Contract Owner, you have the right to instruct your Participating Insurance Company as to the manner in which a JPMorgan Portfolio's shares attributable to your variable contract should be voted. Shares for which a Participating Insurance Company does not receive timely voting instructions from Contract Owners and duly executed and dated Voting Instruction Cards that do not provide voting instructions will be voted by that Participating Insurance Company in the same proportion as the shares for which Contact Owners have provided voting instructions to the Participating Insurance Company. This proportional voting may result in a small number of Contract Owners determining the vote on the Proposal.

Your vote is extremely important and providing voting instructions is quick and easy. Everything you need is enclosed. To cast your vote, simply complete, sign and return the Voting Instruction Card. In addition to voting by mail, depending on your insurance company, you may also be able to provide voting instructions either by telephone or via the Internet. **If available, we encourage you to vote by telephone or via the Internet using the control number that appears on your enclosed Voting Instruction Card. Use of telephone or Internet voting will reduce the time and costs associated with this proxy solicitation.**

Please vote at your earliest convenience. Please review the Combined Proxy Statement/Prospectus and consider the Proposal carefully before providing your voting instructions. Please vote at your earliest convenience, even if you plan to attend the Meeting in person. This will help control costs associated with conducting the proxy solicitation and will help ensure quorum is reached, which will allow the Proposal to be acted upon at the Meeting. You may receive more than one set of proxy solicitation materials if you hold investment interests in multiple JPMorgan Portfolios or accounts. Please respond to them all. Your vote is extremely important, no matter how many investment interests you own.

Instructions explaining how to provide voting instructions are provided on the notice for the Meeting and your Voting Instruction Card.

If you have any questions after reviewing the proxy materials, please call (866) 905-8147[   ]. We will get you the answers that you need promptly.

> *The Board of Trustees of the JPMorgan Insurance Trust has unanimously approved and recommends that you vote "FOR" the Proposal.*

The enclosed Combined Proxy Statement/Prospectus describes the Agreement and compares each JPMorgan Fund to its corresponding Acquiring Fund. You should review these materials carefully. If shareholders approve the Agreement, the Reorganizations are expected to occur on or about May 1, 2023.

Your vote is important no matter how many shares you own. After reviewing the enclosed materials, please take a moment to sign and return your Voting Instruction Card in the enclosed postage-paid return envelope. You may also vote by telephone or through a website established for that purpose by following the instructions that appear on the enclosed Voting Instruction Card. It is important that we receive your vote by the Meeting date. If you attend the Meeting, you may vote at the Meeting. If you have questions, please call (866) 905-8147[ ]. If we do not hear from you, you may receive a telephone call from our proxy solicitor encouraging you to vote.

Sincerely,

Brian S. Shlissel
President
JPMorgan Insurance Trust

NOTICE OF JOINT SPECIAL MEETING OF SHAREHOLDERS
To Be Held on March 15, 2023

JPMORGAN INSURANCE TRUST

JPMorgan Insurance Trust Core Bond Portfolio
JPMorgan Insurance Trust Mid Cap Value Portfolio
JPMorgan Insurance Trust Small Cap Core Portfolio
JPMorgan Insurance Trust U.S. Equity Portfolio

277 Park Avenue
New York, New York 10172

(800) 480-4111

NOTICE IS HEREBY GIVEN that a joint special meeting (together with any postponements or adjournments thereof, the "Meeting") of shareholders of the JPMorgan Insurance Trust series identified in the Proposal below (each, a "JPMorgan Portfolio" and collectively, the "JPMorgan Portfolios") will be held on March 15, 2023 at 10:00 a.m., Eastern Time, at 277 Park Avenue, New York, New York 10172.

The purpose of the Meeting is for shareholders of each JPMorgan Portfolio to consider and vote upon the following Proposal:

1. To approve an Agreement and Plan of Reorganization (the "Agreement") providing for:

   1(a) The reorganization of the JPMorgan Insurance Trust Core Bond Portfolio into the LVIP JPMorgan Core Bond Fund;

   1(b) The reorganization of the JPMorgan Insurance Trust Mid Cap Value Portfolio into the LVIP JPMorgan Mid Cap Value Fund;

   1(c) The reorganization of the JPMorgan Insurance Trust Small Cap Core Portfolio into the LVIP JPMorgan Small Cap Core Fund; and

   1(d) The reorganization of the JPMorgan Insurance Trust U.S. Equity Portfolio into the LVIP JPMorgan U.S. Equity Fund (each, a "Reorganization" and together, the "Reorganizations").

2. To transact other business that may properly come before the Meeting.

The Agreement provides for the reorganization of each JPMorgan Portfolio into a corresponding, newly formed fund (each, an "Acquiring Fund," and collectively, the "Acquiring Funds") in the Lincoln Variable Insurance Products Trust. Following the Reorganizations, each Acquiring Fund will be managed by Lincoln Investment Advisors Corporation, which is part of the Lincoln Financial Group. If shareholders of a JPMorgan Portfolio approve the Agreement, and certain other closing conditions are satisfied or waived, the shareholders of the JPMorgan Portfolio will become shareholders of the corresponding Acquiring Fund.

The JPMorgan Portfolios are exclusively sold, directly or indirectly, to the separate accounts (or sub-accounts thereof) ("Separate Accounts") of certain insurance companies ("Participating Insurance Companies") that support certain variable annuity contracts and variable life insurance policies ("variable contracts"). For convenience, contract owners and policy participants are referred to collectively as "Contract Owners." Individual Contract Owners are not shareholders of the JPMorgan Portfolios. Rather, the Separate Accounts of Participating Insurance Companies are the shareholders of the JPMorgan Portfolios. Contract Owners – as beneficial shareholders of JPMorgan Portfolio shares – have the right to

instruct the insurance companies, as the record owners of the shares, how to vote the shares. *Because you are a Contract Owner, you are entitled to provide voting instru-ctions.*

Shareholders of record as of the close of business on January 10, 2023 ("Record Date") are entitled to notice of, and to vote at, the Meeting. Shareholders of each JPMorgan Portfolio will vote separately on the Agreement, with all classes of the JPMorgan Portfolio voting together, and the proposed Reorganization will be effected as to a particular JPMorgan Portfolio only if that JPMorgan Portfolio's shareholders approve the Agreement and certain conditions of the Agreement are met or waived.

As a Contract Owner, you have the right to instruct your Participating Insurance Company as to the manner in which a JPMorgan Portfolio's shares attributable to your variable contract should be voted. Shares for which a Participating Insurance Company does not receive timely voting instructions from Contract Owners and duly executed and dated Voting Instruction Cards that do not provide voting instructions will be voted by that Participating Insurance Company in the same proportion as the shares for which Contract Owners have provided voting instructions to the Participating Insurance Company. This proportional voting may result in a small number of Contract Owners determining the vote on the Proposal.

You are also entitled to participate at the Meeting, including any postponement(s) and adjournment(s), if you were an Contract Owner at the close of business on the Record Date.

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting of Shareholders To to Be Held on March 15, 2023.

This Notice presents an overview of the more complete proxy materials, which contain important information and are available on the JPMorgan Portfolios' website or by mail. This Notice is not a ballot or other form for voting.

The Combined Proxy Statement/Prospectus is available at https://www.proxy-direct.com/jpm-33120[ ] and a paper copy can be obtained at no charge by calling [ ](800) 480-4111.

To cast your vote simply complete, sign and return the Voting Instruction Card. In addition to voting by mail, depending on your insurance company, you may also be able to provide voting instructions either by telephone or via the Internet.

To provide voting instructions by Telephone:	To provide voting instructions by Internet:
(1) Read the Combined Proxy Statement/Prospectus and have your Voting Instruction Card at hand.	(1) Read the Combined Proxy Statement/Prospectus and have your Voting Instruction Card at hand.
(2) Call the toll-free number shown on your Voting Instruction Card.	(2) Go to the website shown on your Voting Instruction Card.
(3) Enter the control number shown on your Voting Instruction Card and follow the simple instructions.	(3) Enter the control number shown on Voting Instruction Card and follow the simple instructions.

If available, we encourage you to vote by telephone or via the Internet using the control number that appears on your enclosed Voting Instruction Card. Use of telephone or Internet voting will reduce the time and costs associated with this proxy solicitation.

Please respond at your earliest convenience, even if you plan to attend the Meeting. You may receive more than one set of proxy solicitation materials if you hold investment interests in multiple JPMorgan Portfolios or accounts. Please vote them all. Your vote is extremely important, no matter how many investment interests you own.

Whichever method you choose, please read the Combined Proxy Statement/Prospectus carefully before you provide voting instructions.

After careful consideration, the Board of Trustees of the JPMorgan Insurance Trust has unanimously approved and recommends that you cast your vote "FOR" the Proposal as described in the Combined Proxy Statement/ Prospectus.

You are requested to complete, date, and sign the enclosed Voting Instruction Card/Cards and return it/them promptly in the envelope provided for that purpose. Your Voting Instruction Card/Cards also provides/provide instructions for voting via telephone or the Internet if you wish to utilize these voting options. Some shareholders hold shares of more than one JPMorgan Portfolio and may receive Voting Instruction Cards or proxy materials for each JPMorgan Portfolio owned. Please sign and return the Voting Instruction Card in the postage-paid return envelope, or vote via telephone or the Internet, for each JPMorgan Portfolio held.

You may revoke your proxy at any time before it is exercised by submitting a written notice of revocation or a subsequently executed proxy or by attending the Meeting and ~~voting~~giving notice of revocation.

By Order of the Board of Trustees of the JPMorgan Insurance Trust,



Brian S. Shlissel President

[DATE]

Your vote is very important to us regardless of the number of shares you hold. Shareholders who do not expect to attend the Meeting are requested to complete, sign, date and return the accompanying proxy card(s) in the enclosed envelope, which needs no postage if mailed in the United States. It is important that your proxy card(s) be returned promptly.

For your convenience, you may also vote by telephone or the Internet by following the enclosed instructions. If you vote by telephone or via the Internet, please do not return your Voting Instruction Card(s) unless you elect to change your vote.

LVIP JPM N-14#5251959v11~~LVIP JPM N-14#5251959v11LVIP JPM N-14#5251959v11LVIP JPM N-14#5251959v9~~


_____

**IMPORTANT INFORMATION TO HELP YOU UNDERSTAND
AND VOTE ON THE PROPOSAL**

_____


We are providing you with this overview of the proposal on which your vote is requested (the "Proposal"). Please read the full text of the Combined Proxy Statement/Prospectus, which contains additional information about the Proposal, and keep it for future reference. Your vote is important.


Questions and Answers


Q.   Why am I receiving the Combined Proxy Statement/Prospectus?

A.   You are receiving a Combined Proxy Statement/Prospectus because you beneficially owned shares of one or more JPMorgan Portfolio noted in the chart below as of January 10, 2023 and you have the right to vote on a very important Proposal. We refer to each Portfolio as a "JPMorgan Portfolio," and collectively the "JPMorgan Portfolios." The Combined Proxy Statement/Prospectus contains information that you should know before voting on the Proposal which, if approved and consummated, will result in important changes to your JPMorgan Portfolio investment.

Q.   What am I being asked to vote upon?

A.   You are being asked to approve an Agreement and Plan of Reorganization (the "Agreement") to effect the reorganization of the JPMorgan Portfolio(s) of which you own shares into corresponding newly formed fund(s) in a different mutual fund family, sponsored by the Lincoln Financial Group. In each proposed Reorganization, the JPMorgan Portfolio will be the "target" or "acquired" fund and the Corresponding Acquiring Fund shown below will be the "acquiring" fund.

The table below shows the JPMorgan Portfolios and the corresponding newly formed funds in the Lincoln Variable Insurance Products Trust (each, an "Acquiring Fund," and, collectively, the "Acquiring Funds").

JPMorgan Portfolio	Corresponding Acquiring Fund
JPMorgan Insurance Trust Core Bond Portfolio	LVIP JPMorgan Core Bond Fund
JPMorgan Insurance Trust Mid Cap Value Portfolio	LVIP JPMorgan Mid Cap Value Fund
JPMorgan Insurance Trust Small Cap Core Portfolio	LVIP JPMorgan Small Cap Core Fund
JPMorgan Insurance Trust U.S. Equity Portfolio	LVIP JPMorgan U.S. Equity Fund

If shareholders of a JPMorgan Portfolio approve the Agreement and certain other closing conditions are satisfied or waived, the Class 1 shares and Class 2 shares you currently own of a JPMorgan Portfolio will be exchanged for the same value of Standard Class shares and Service Class shares, respectively, of the corresponding Acquiring Fund. We refer to each transaction as a "Reorganization," and collectively, as the "Reorganizations."

Q.   Why are the Reorganizations being proposed?

A.   Management of the JPMorgan Portfolios believes that implementing the Reorganizations will benefit the JPMorgan Portfolios and their shareholders in a number of ways. The Reorganizations are expected to benefit the shareholders of the JPMorgan Portfolios by, among other things, decreasing Fund expenses, offering general continuity of investment personnel and substantially ~~similar~~ identical principal investment strategies while also providing the reputation, financial strength, resources and operational oversight of the Lincoln Financial Group with respect to funds that serve as investment options for their insurance products. In addition, the Acquiring Funds will become eligible for greater placement as investment options within insurance products, such as those offered by Lincoln Financial Group's affiliates, which will make it easier for the Funds to attract new investors and additional

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inflows. These opportunities may result in greater economies of scale for the Acquiring Funds as compared to the JPMorgan Portfolios, which could ultimately benefit shareholders. Based upon discussions with management of the JPMorgan Portfolios and the Acquiring Funds regarding the proposed Reorganizations, the Board of Trustees of the JPMorgan Insurance Trust (the "JPMIT Board") concluded that the Reorganizations are in the best interests of each JPMorgan Portfolio.

Q.   What effect will a Reorganization have on me as a shareholder or Contract Owner of a JPMorgan Portfolio?

A.   Upon the closing of a Reorganization, the Class 1 shares and/or Class 2 shares you currently own of the applicable JPMorgan Portfolio will be exchanged for the same value of Standard Class shares and Service Class shares, respectively, of the corresponding Acquiring Fund. The Acquiring Funds offer two classes of shares: Standard Class and Service Class. The two classes are identical, except that Service Class shares are subject to a distribution (Rule 12b-1) fee which has been adopted pursuant to a distribution and service plan (the "Plan"). Under the Plan, Service Class shares pay annual amounts not exceeding 0.25% of the average daily net assets of the Service Class shares of the Fund. The Service Class of each Acquiring Fund was chosen to be exchanged for Class 2 of the corresponding JPMorgan Portfolio as both classes are subject to the same level of Rule 12b-1 fee. The Standard Class of each Acquiring Fund was chosen to be exchanged for Class 1 of the corresponding JPMorgan Portfolio as neither are subject to a Rule 12b-1 fee. As discussed below, the Acquiring Fund shares you receive in a Reorganization will are expected to have a lower expense ratio than your current JPMorgan Portfolio shares.

Q.   If the Agreement is approved by shareholders, who will be managing my Fund?

A.   Each Acquiring Fund will be managed on a day-to-day basis by the same team of financial professionals that manages the corresponding JPMorgan Portfolio.

Specifically, if shareholders of a JPMorgan Portfolio approve the Agreement, and certain other closing conditions are satisfied or waived, J.P. Morgan Investment Management Inc. ("JPMIM") will serve as the sub-adviser to each Acquiring Fund. JPMIM currently serves as the investment adviser for each JPMorgan Portfolio.

JPMIM is a wholly-owned subsidiary of JPMorgan Asset Management Holdings Inc., which is a wholly-owned subsidiary of JPMorgan Chase & Co., a bank holding company. JPMIM is located at 383 Madison Avenue, New York, NY 10179. As of September 30, 2022, JPMIM and its affiliates had $2.3 trillion in assets under management.

Lincoln Investment Advisor Corporation ("LIAC") serves as the investment adviser for each Acquiring Fund. LIAC is part of the Lincoln Financial Group, and, as of October 31, 2022, LIAC managed approximately $220 billion in assets in various institutional or separately managed, investment company, and insurance accounts. LIAC will act as investment manager for each Acquiring Fund, providing oversight of JPMIM.

Q.   Are there any significant differences between the investment objectives and principal investment strategies and principal risks of each JPMorgan Portfolio and its corresponding Acquiring Fund?

A.   Each Acquiring Fund has the same investment objective and substantially similar identical principal investment strategies and principal risks as its corresponding JPMorgan Portfolio.

Because each Acquiring Fund has the same investment objective and substantially similar identical principal investment strategies and principal risks as its corresponding JPMorgan Portfolio, the Reorganizations generally should not change the risk/return profile for JPMorgan Portfolio shareholders.

Q.   Are there any significant differences between the advisory fee or total annual fund operating expenses of the JPMorgan Portfolios and their corresponding Acquiring Funds?

A.   The investment advisory fee schedule for each Acquiring Fund provides for the same fees as that of its corresponding JPMorgan Portfolio. The gross and net total annual fund operating expenses of each Acquiring Fund are estimated to be lower than the total annual fund operating expenses of the corresponding JPMorgan Portfolio. In addition, LIAC has agreed to reimburse fund expenses of each Acquiring Fund for two years from the closing date of the Reorganization so that each Acquiring Fund's total annual fund operating expenses will be no greater than the total annual fund operating expenses of its corresponding JPMorgan Portfolio immediately prior to the Reorganization.

Q. Will there be any sales load, commission or other transactional fee in connection with the Reorganizations?

A. No. The shares of each JPMorgan Portfolio that you own will be exchanged for an equal value of shares of the corresponding Acquiring Fund without the imposition of any sales load, commission or other transactional fee.

Q. What are the expected federal income tax consequences of the Reorganizations?

A. Each Reorganization is intended to qualify as a tax-free reorganization for federal income tax purposes. Therefore, each JPMorgan Portfolio and its shareholders are not expected to recognize any gain or loss for U.S. federal income tax purposes as a direct result of a Reorganization.

Q. Has the JPMIT Board considered the Agreement and the Reorganizations, and how does it recommend that I vote?

A. The JPMIT Board, including the Independent Trustees, has carefully considered the Agreement and the Reorganizations and unanimously recommends that you vote "FOR" the Agreement.

Q. What is the anticipated timing of the Reorganizations?

A. The Reorganizations are expected to occur on or about May 1, 2023.

Q. What will happen if shareholders of a JPMorgan Portfolio do not approve the Agreement?

A. If shareholders of a JPMorgan Portfolio do not approve the Agreement or if a Reorganization is not completed for any other reason, the JPMIT Board, on behalf of the applicable JPMorgan Portfolio, will consider other possible courses of action, including continuing to operate the JPMorgan Portfolio as is, merging the JPMorgan Portfolio into another fund or liquidating the JPMorgan Portfolio.

Q. Will any JPMorgan Portfolio or Acquiring Fund pay the costs of this proxy solicitation or any costs in connection with the proposed Reorganizations?

A. No. None of the JPMorgan Portfolios or Acquiring Funds will bear these costs, including any repositioning costs. LIAC and JPMIM will bear all expenses of the Reorganizations as set forth in the Agreement, whether or not one or more of the Reorganizations are consummated.

Q. How do I vote my shares?

A. For your convenience, there are several ways you can vote:

- *By telephone* (call the toll free number listed on your Voting Instruction Card/Cards)

- *By Internet* (log on to the website listed on your Voting Instruction Card/Cards)

- *By mail* (using the enclosed postage prepaid envelope)

- *By attending the shareholder meeting*

We encourage you to vote as soon as possible so we can reach the needed quorum for the vote and avoid the cost of additional solicitation efforts. Please refer to the enclosed Voting Instruction Card(s) for instructions for voting by telephone, Internet or mail. Voting Instruction Cards may also be referred to as "proxy cards."

Q.   How Can I Attend the Special Meeting?

A.   If you attend the Meeting in person, you will be required to present a valid form of government-issued photo identification, such as a valid driver's license or passport, and proof of ownership of Acquired Fund shares as of January 10, 2023, the Record Date for the Meeting.

The Meeting will begin promptly at 10:00 a.m. Eastern time. We encourage you to arrive at the Meeting prior to the start time leaving ample time for check in.

Q.   Whom should I call if I have questions?

A.   If you need any assistance, or have any questions regarding the Agreement, the Reorganizations or how to vote your shares, please call [ ].(866) 905-8147.

JPMORGAN INSURANCE TRUST

JPMorgan Insurance Trust Core Bond Portfolio
JPMorgan Insurance Trust Mid Cap Value Portfolio
JPMorgan Insurance Trust Small Cap Core Portfolio
JPMorgan Insurance Trust U.S. Equity Portfolio

277 Park Avenue
New York, New York 10172
(800) 480-4111

Lincoln Variable Insurance Products Trust

LVIP JPMorgan Core Bond Fund
LVIP JPMorgan Mid Cap Value Fund
LVIP JPMorgan Small Cap Core Fund
LVIP JPMorgan U.S. Equity Fund

1301 South Harrison Street
Fort Wayne, IN 46802

COMBINED PROXY STATEMENT/PROSPECTUS
January [   ], 2023

Introduction

This combined proxy statement/prospectus (the "Combined Proxy Statement/Prospectus") is being furnished to shareholders of the JPMorgan Insurance Trust series identified above (each, a "JPMorgan Portfolio" and collectively, the "JPMorgan Portfolios").   The Combined Proxy Statement/Prospectus is also being furnished to insurance contract owners ("Contract Owners") who beneficially owned shares of a JPMorgan Portfolio. The Board of Trustees of the JPMorgan Insurance Trust, of which the JPMorgan Portfolios are series, are soliciting votes for a joint special meeting (together with any postponements or adjournments thereof, the "Meeting") of shareholders of the JPMorgan Portfolios. The meeting will be held on March 15, 2023 at 10:00 a.m., Eastern Time, at 277 Park Avenue, New York, New York 10172.

The purpose of the Meeting is for shareholders of each JPMorgan Portfolio to consider and vote upon the following proposal (the "Proposal"):

    1. To approve an Agreement and Plan of Reorganization (the "Agreement") providing for:

        1(a)   The reorganization of the JPMorgan Insurance Trust Core Bond Portfolio into the LVIP JPMorgan Core Bond Fund;

        1(b)   The reorganization of the JPMorgan Insurance Trust Mid Cap Value Portfolio into the LVIP JPMorgan Mid Cap Value Fund;

        1(c)   The reorganization of the JPMorgan Insurance Trust Small Cap Core Portfolio into the LVIP JPMorgan Small Cap Core Fund; and

        1(d)   The reorganization of the JPMorgan Insurance Trust U.S. Equity Portfolio into the LVIP JPMorgan U.S. Equity Fund (each, a "Reorganization" and together, the "Reorganizations").

2. To transact other business that may properly come before the Meeting.

The Agreement provides for the reorganization of each JPMorgan Portfolio into a corresponding, newly formed "LVIP" branded fund (each, an "Acquiring Fund," and collectively, the "Acquiring Funds") that is a series of the Lincoln Variable Insurance Products Trust. Following the Reorganizations, each Acquiring Fund will be managed by Lincoln Investment Advisors Corporation, which is part of the Lincoln Financial Group. If shareholders of a JPMorgan Portfolio approve the Agreement, and certain other closing conditions are satisfied or waived, they will become shareholders of the corresponding Acquiring Fund. In each proposed Reorganization, the JPMorgan Portfolio will be the "target" or "acquired" fund and the corresponding Acquiring Fund will be the acquiring fund.

The JPMorgan Portfolios are exclusively sold, directly or indirectly, to the separate accounts (or sub-accounts thereof) ("Separate Accounts") of certain insurance companies ("Participating Insurance Companies") that support variable annuity contracts and variable life insurance policies ("variable contracts"). For convenience, contract owners and policy participants are referred to collectively as "Contract Owners." Individual Contract Owners are not the "shareholders" of the JPMorgan Portfolios. Rather, the Separate Accounts of Participating Insurance Companies are the shareholders of the JPMorgan Portfolios. Contract Owners – as beneficial shareholders of JPMorgan Portfolio shares – have the right to instruct the insurance companies, as the record owners of the shares, how to vote the shares. *Because you are a Contract Owner, you are entitled to provide voting instructions*.

This Combined Proxy Statement/Prospectus contains information that shareholders of the JPMorgan Portfolios should know before voting on the Agreement that is described herein and should be retained for future reference. It is both the proxy statement of the JPMorgan Portfolios and also a prospectus for the Acquiring Funds. Each JPMorgan Portfolio and Acquiring Fund is a registered open-end management investment company. We sometimes refer to the JPMorgan Portfolios and the Acquiring Funds collectively as the "Funds" and to any of them individually as a "Fund."

Each Acquiring Fund has been organized as a separate series of the Lincoln Variable Insurance Products Trust, which filed a registration statement with the U.S. Securities and Exchange Commission (the "SEC") on December 22, 2022 in order to begin the process of establishing each Acquiring Fund and registering its shares. Each Acquiring Fund's registration statement is not yet effective. The Agreement requires each Acquiring Fund's registration statement to be effective prior to the effective date of the Reorganization.

The Reorganization of each JPMorgan Portfolio with and into its corresponding Acquiring Fund as described in the Agreement, will involve three steps:

- The transfer by each JPMorgan Portfolio of all of its assets to its corresponding Acquiring Fund in return for the Acquiring Fund assuming the liabilities of the JPMorgan Portfolio and issuing shares of the corresponding Acquiring Fund to the JPMorgan Portfolio equal to the aggregate net asset value of the JPMorgan Portfolio's shares owned by the JPMorgan Portfolio's shareholders as of the closing time on the closing date of the Reorganization;

- The *pro rata* distribution of shares of the corresponding class of the Acquiring Fund to the shareholders of record of the JPMorgan Portfolio as of the closing date of the Reorganization and the cancellation of the outstanding shares of the JPMorgan Portfolio held by such shareholders; and

- The winding up of the affairs and termination of each JPMorgan Portfolio.

If shareholders approve the Agreement and certain other closing conditions are satisfied or waived, the value of the Acquiring Fund shares that you will receive upon the closing of the Reorganization will be the same as the value of the shares of the JPMorgan Portfolio that you held immediately prior to the Reorganization, with the potential exception of the JPMorgan Insurance Trust Core Bond Portfolio reorganization into the LVIP JPMorgan Core Bond Fund. For that reorganization, the use by the Acquiring Fund and the JPMorgan Portfolio of different pricing vendors may cause the values of the respective Funds' shares to vary slightly higher or lower on the date of the Reorganization. We do not believe that changes due to the differences in the valuation vendors will have a material impact on the value of a shareholder's investment. As of November 22, 2022, the differences in valuation vendors would cause the value of the Standard Class of the LVIP JPMorgan Core Bond Fund shares you receive in the Reorganization to be approximately $0.01 per share higher than the value of your JPMorgan Core Bond Portfolio shares immediately prior to the Reorganization.

Each Reorganization is intended to be a tax-free reorganization for federal income tax purposes, meaning that you should not be required to pay any federal income tax as a direct result of the Reorganization. No sales load, commission, or other transactional fee will be imposed in connection with the Reorganizations. See "Federal Income Tax Consequences" for more information.

The Board of Trustees of the JPMorgan Insurance Trust (the "JPMIT Board") has fixed the close of business on January 10, 2023 (the "Record Date") for the determination of shareholders entitled to notice of, and to vote at, the Meeting. Each shareholder of a JPMorgan Portfolio shall be entitled to one vote for each full share owned, and a fractional vote for each fractional share owned. Regardless of the class of shares they own, shareholders of all classes of a JPMorgan Portfolio will vote as a single class on the Agreement. We intend to mail this Combined Proxy Statement/Prospectus, the enclosed Notice of Joint Special Meeting of Shareholders and the enclosed Voting Instruction Card (also referred to as a "proxy card") on or about [MAIL DATE] to all shareholders entitled to vote at the Meeting.

After careful consideration of the proposed Agreement and the Reorganizations, the JPMIT Board, including all of the Independent Trustees, has unanimously approved the Agreement. If shareholders of a JPMorgan Portfolio do not approve the Agreement, the JPMIT Board will consider what further action is appropriate.

This Combined Proxy Statement/Prospectus is being used in order to reduce the preparation, printing, handling and postage expenses that would result from the use of a separate proxy statement/prospectus for each JPMorgan Portfolio.

Additional information about the Funds is available in the:

- Prospectuses for the JPMorgan Portfolios, dated May 1, 2022 (File No. 033-66080; Accession No. 0001193125-22-104145), as supplemented;
- Statement of Additional Information for the JPMorgan Portfolios, dated May 1, 2022, as supplemented December 2, 2022 (File No. 033-66080; Accession No. 0001193125-22-297236);
- Annual Reports to shareholders of the JPMorgan Portfolios for the fiscal year ended December 31, 2021 (Accession No. 0001193125-22-048451);
- Semi-Annual Reports to shareholders of the JPMorgan Portfolios for the six months ended June 30, 2022 (Accession No. 0001193125-22-230025); and
- Statement of Additional Information, dated [ ], to this Combined Proxy Statement/Prospectus ("SAI").

The section entitled *"PROSPECTUSES INCORPORATED BY REFERENCE INTO THE COMBINED PROXY STATEMENT/PROSPECTUS"* in this Combined Proxy Statement/Prospectus contains a list of the specific prospectuses and supplements thereto incorporated by reference into the Combined Proxy Statement/Prospectus. These documents are on file with the Securities and Exchange Commission (the "SEC"). The prospectuses of the JPMorgan Portfolios and supplements thereto are incorporated herein by reference and are legally deemed to be part of this Combined Proxy Statement/Prospectus. The SAI, dated the same date as this Combined Proxy Statement/Prospectus, is incorporated by reference, is deemed to be part of this Combined Proxy Statement/Prospectus, and is available upon oral or written request from the Lincoln Variable Insurance Products Trust, at the address and toll-free telephone number noted below. The JPMorgan Portfolios' prospectuses, most recent Annual Report to Shareholders containing audited financial statements for the most recent fiscal year, and most recent Semi-Annual Report to Shareholders have been previously mailed to shareholders of the JPMorgan Portfolios and are available on the JPMorgan Portfolios' website at www.jpmorgan.com/variableinsuranceportfolios.

Copies of all of these documents are available upon request without charge by visiting, writing to, or calling:

For JPMorgan Portfolio Documents:

JPMORGAN INSURANCE TRUST
277 Park Avenue
New York, New York 10172
(800) 480-4111

For Acquiring Fund Documents:

LINCOLN VARIABLE INSURANCE PRODUCTS TRUST
1301 South Harrison Street
Fort Wayne, IN 46802
(800) 454-6265

You also may view or obtain these documents from the SEC's website at www.sec.gov. You can also request copies of these materials, upon payment at the prescribed rates of the duplicating fee, by electronic request to the SEC's e-mail address (publicinfo@sec.gov) or by writing the Public Reference Branch, Office of Consumer Affairs and Information Services, SEC, Washington, DC 20549-0102.

These securities have not been approved or disapproved by the SEC nor has the SEC passed upon the accuracy or adequacy of this Combined Proxy Statement/Prospectus. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

PROPOSAL:

APPROVAL OF AGREEMENT AND PLAN OF REORGANIZATION

Summary

On December 12, 2022, the JPMIT Board, including all of the Independent Trustees, unanimously voted to approve the Agreement on behalf of each JPMorgan Portfolio, subject to approval by shareholders of the applicable JPMorgan Portfolio and other closing conditions.

In each Reorganization, each JPMorgan Portfolio will transfer its assets and liabilities to its corresponding Acquiring Fund. Each Acquiring Fund will then issue shares to the corresponding JPMorgan Portfolio, which will distribute such shares pro rata to shareholders of the JPMorgan Portfolio. Any shares you beneficially own of a JPMorgan Portfolio at the time of a Reorganization will be cancelled and you will receive shares, in the corresponding share class, of the corresponding Acquiring Fund having a value equal to the value of your shares of the JPMorgan Portfolio. No gain or loss for federal income tax purposes is expected to be recognized by any shareholder of a JPMorgan Portfolio as a direct result of the Reorganization, as discussed below under "Federal Income Tax Consequences." If the Agreement is approved by shareholders and certain other conditions are met or waived, each Reorganization is expected to occur on or about May 1, 2023. Each Reorganization is independent of the other Reorganizations.

Reasons for the Reorganizations

The JPMIT Board, including all of the Independent Trustees, approved the Agreement after considering each proposed Reorganization and concluding that participation in the proposed Reorganization would be in the best interest of each JPMorgan Portfolio. In its review of the Reorganizations and the Agreement, the JPMIT Board considered, among other factors:

- Information regarding the reputation, financial strength and resources of the Lincoln Financial Group;
- The nature, quality and extent of services to be provided to the Acquiring Funds and their shareholders by investment adviser Lincoln Investment Advisors Corporation ("LIAC") following the Reorganizations;
- The similarities and differences, if any, between the investment objectives, principal investment strategies and risks of each JPMorgan Portfolio and those of the corresponding Acquiring Fund;
- J.P. Morgan Investment Management Inc. ("JPMIM"), currently the adviser to the JPMorgan Portfolios, would sub-advise the Acquiring Funds after the Reorganization;
- The historical investment performance records of the JPMorgan Portfolios and the investment strategies that will be used by the proposed portfolio managers in managing the Acquiring Funds following the Reorganizations;
- The anticipated benefits to the shareholders of the JPMorgan Portfolios, including lower expenses and operating efficiencies, that may be achieved from the Reorganizations;
- The distribution arrangements that will be available to the Acquiring Funds following the Reorganizations;
- The transition from the JPMorgan Portfolios' current service providers to the Acquiring Funds' service providers following the Reorganizations;
- The current management fee schedules of the JPMorgan Portfolios and the proposed management fee schedules of the Acquiring Funds, and that LIAC will provide a two-year contractual undertaking that will limit the total expense ratio (after waivers if applicable) of each share class of each Acquiring Fund so that such share class's total expense ratio (after waivers if applicable) is no greater than the total expense ratio (after waivers if applicable) of the corresponding class of the corresponding JPMorgan Portfolio immediately prior to the Reorganizations;
- LIAC and JPMIM, and not the Funds, will pay all expenses of the JPMorgan Portfolio and the Acquiring Funds arising in connection with the Reorganizations as set forth in the Agreement;
- Each Reorganization is expected to be a tax-free reorganization for federal income tax purposes; and
- The terms and conditions of the Agreement, including each Acquiring Fund's assumption of all of the liabilities of the corresponding JPMorgan Portfolio.

For a more complete discussion of the factors considered by the JPMIT Board in approving the Agreement, see the section entitled "Board Considerations" in this Combined Proxy Statement/Prospectus.

Comparison of Investment Objectives and Principal Investment Strategies

Each Acquiring Fund has an investment objective identical to that of its corresponding JPMorgan Portfolio.

The table below shows the investment objective for each Acquiring Fund.

Acquiring Fund	Investment Objective
LVIP JPMorgan Core Bond Fund	seeks to maximize total return by investing primarily in a diversified portfolio of intermediate- and long-term debt securities.
LVIP JPMorgan Mid Cap Value Fund	seeks capital appreciation with the secondary goal of achieving current income by investing primarily in equity securities.
LVIP JPMorgan Small Cap Core Fund	seeks capital growth over the long term.
LVIP JPMorgan U.S. Equity Fund	seeks to provide high total return from a portfolio of selected equity securities.

Each Acquiring Fund has substantially ~~similar~~ identical principal investment strategies as its corresponding JPMorgan Portfolio. However, JPMorgan Insurance Trust Core Bond Portfolio and the JPMorgan Trust Mid Cap Value Portfolio have fundamental *(i.e., changeable only with shareholder approval)* investment policies regarding their investment objectives and, with respect to JPMorgan Insurance Trust Core Bond Portfolio, its 80% policy. The corresponding Acquiring Funds' policies are non-fundamental and therefore may be changed without a shareholder vote.

For each Fund, the investment portfolios will be substantially similar before and after the Reorganization.

Please see the section entitled *"COMPARISON OF INVESTMENT OBJECTIVES AND PRINCIPAL INVESTMENT STRATEGIES"* in this Combined Proxy Statement/Prospectus for a comparison of the principal investment strategies between each JPMorgan Portfolio and its corresponding Acquiring Fund and a description of any material differences in the principal investment strategies between each JPMorgan Portfolio and its corresponding Acquiring Fund.

Principal Risks Associated with the Acquiring Funds

Because each Acquiring Fund has the same investment objective and substantially ~~similar~~ identical principal investment strategies and principal risks as its corresponding JPMorgan Portfolio, the Reorganizations generally should not change the risk/return profile for Fund shareholders.

The section entitled *"COMPARISON OF PRINCIPAL RISKS"* in this Combined Proxy Statement/Prospectus shows a comparison of these risks. In addition, the prospectuses of the Acquiring Funds contain a discussion of their risks. For more information on the risks associated with an Acquiring Fund, see the "Investment Strategies and Risks" section of the Acquiring Fund's SAI. The cover page of this Combined Proxy Statement/Prospectus describes how you can obtain a copy of the SAI.

Comparison of Fundamental Investment Restrictions

The 1940 Act requires, and each of the JPMorgan Portfolios and the Acquiring Funds have, fundamental investment restrictions relating to diversification, borrowing, issuing senior securities, underwriting, investing in real estate, investing in physical commodities, making loans, and concentrating in particular industries. Fundamental investment restrictions of a fund cannot be changed without shareholder approval. Each JPMorgan Portfolio and its corresponding Acquiring Fund have substantially similar fundamental investment restrictions, except as noted in the section entitled *"COMPARISON OF FUNDAMENTAL INVESTMENT RESTRICTIONS"* in this Combined Proxy Statement/Prospectus, which provides a side-by-side comparison of each fundamental investment restriction and notes any material differences.

Both the JPMorgan Portfolios and Acquiring Funds are subject to other investment restrictions that are not identified above. The full list of each JPMorgan Portfolio's and each Acquiring Fund's investment restrictions may be found in its respective Statement of Additional Information. See the cover page of this Combined Proxy Statement/Prospectus for a description of how you can obtain a copy of the JPMorgan Portfolios' Statements of Additional Information and ~~Acquiring Funds' Statements of Additional Information~~the Statement of Additional Information to this Combined Proxy Statement/Prospectus.

Comparison of Fees and Expenses

The following table compares the shareholder fees and annual fund operating expenses, expressed as a percentage of net assets ("expense ratios"), of each JPMorgan Portfolio with the shareholder fees and *pro forma* expense ratios of the corresponding Acquiring Fund. *Pro forma* expense ratios of the Acquiring Funds give effect to the Reorganizations. The *pro forma* expense ratios shown project anticipated expenses, but actual expenses may be greater or less than those shown. The table does not reflect any variable contract expenses. If variable contract expenses were included, the current and *pro forma* expenses shown would be higher. You should know that the Acquiring Funds will implement fee waivers for two years from the closing date of the Reorganizations as necessary to ensure that the total expense ratio (after waivers if applicable) for each class of shares of the corresponding Acquiring Fund (after waivers if applicable) is no higher than that of the corresponding class of the corresponding JPMorgan Portfolio (after waivers if applicable) and if those waivers are not renewed upon the end of the two years after the closing date of the Reorganizations, the expense ratios of certain Acquiring Funds after two years from the closing date of the Reorganizations could be higher than the current expense ratios of the corresponding JPMorgan Portfolios.

In summary, as shown below, each Acquiring Fund pays the same management fees as the corresponding JPMorgan Portfolio and has lower operating expenses than its corresponding JPMorgan Portfolio.

JPMORGAN INSURANCE TRUST CORE BOND PORTFOLIO LVIP JPMORGAN CORE BOND FUND		
	JPMorgan Insurance Trust Core Bond Portfolio	**LVIP JPMorgan Core Bond Fund (Acquiring Fund)** *Pro Forma* **Combined**
	Class 1	**Standard Class**
Annual fund operating expenses (expenses that are deducted from fund assets)		
Management Fees	0.40%	0.40%
Distribution and/or Service (12b-1) Fees	0.00%	0.00%
Other Expenses	0.14%	0.10%
Acquired Fund Fees and Expenses	0.02%	0.01%
Total annual fund operating expenses	0.56%	0.51%
Less Fee Waiver and Expense Reimbursement	(0.02%)[1]	(0.00%)[3]
Net annual fund operating expenses	**0.54%[2]**	**0.51%[2]**
	Class 2	**Service Class**
Annual fund operating expenses (expenses that are deducted from fund assets)		
Management Fees	0.40%	0.40%
Distribution and/or Service (12b-1) Fees	0.25%	0.25%
Other Expenses	0.14%	0.10%
Acquired Fund Fees and Expenses	0.02%	0.01%
Total annual fund operating expenses	0.81%	0.76%
Less Fee Waiver and Expense Reimbursement	(0.02%)[1]	(0.00%)[3]
Net annual fund operating expenses	**0.79%[2]**	**0.76%[2]**

1. The JPMorgan Insurance Trust Core Bond Portfolio's adviser, J.P. Morgan Investment Management Inc. (adviser) and/or its affiliates have contractually agreed to waive fees and/or reimburse expenses to the extent Total Annual Fund Operating Expenses (excluding Acquired Fund Fees and Expenses other than certain money market fund

fees as described below, dividend and interest expenses related to short sales, interest, taxes, expenses related to litigation and potential litigation, expenses related to trustee elections, and extraordinary expenses) exceed 0.60% and 0.85% of the average daily net assets of Class 1 Shares and Class 2 Shares, respectively. The JPMorgan Portfolio may invest in one or more money market funds advised by the adviser or its affiliates (affiliated money market funds). The JPMorgan Portfolio's adviser, shareholder servicing agent and/or administrator have contractually agreed to waive fees and/or reimburse expenses in an amount sufficient to offset the respective net fees each collects from the affiliated money market funds on the JPMorgan Portfolio's investment in such money market funds for each Share Class. These waivers are in effect through 4/30/24, at which time it will be determined whether such waivers will be renewed or revised. To the extent that the JPMorgan Portfolio engages in securities lending, affiliated money market fund fees and expenses resulting from the JPMorgan Portfolio's investment of cash received from securities lending borrowers are not included in Total Annual Fund Operating Expenses and therefore, the above waivers do not apply to such investments.

2. Fees and expenses for JPMorgan Portfolio are based on those incurred by it for the 12-month period ended June 30, 2022. The *pro forma* fees and expenses of the Acquiring Fund are ~~calculated~~ estimated as if the Reorganization were in effect for the 12 months ended June 30, 2022.

3. LIAC has contractually agreed to limit the Acquiring Fund's Operating Expenses (excluding interest, taxes, brokerage commissions, underlying fund fees and expenses or "AFFE", extraordinary expenses such as litigation, and other expenses not incurred in the ordinary course of such Acquiring Fund's business) at 0.54% for Standard Class and 0.79% for Service Class for two years following the Reorganization. The agreement cannot be terminated before that date without the mutual agreement of the Fund's Board of Trustees and LIAC. Any reimbursements made by the LIAC are subject to recoupment from the Fund within three years after the occurrence of the reimbursement, provided that such recoupment shall not be made if it would cause annual Fund operating expenses of a class of the Fund to exceed the lesser of (a) the expense limitation in effect at the time of the reimbursement, or (b) the current expense limitation in effect, if any.

JPMORGAN INSURANCE TRUST MID CAP VALUE PORTFOLIO LVIP JPMORGAN MID CAP VALUE FUND		
	JPMorgan Insurance Trust Mid Cap Value Portfolio	**LVIP JPMorgan Mid Cap Value Fund (Acquiring Fund) *Pro Forma* Combined**
	Class 1	**Standard Class**
Annual fund operating expenses (expenses that are deducted from fund assets)		
Management Fees	0.65%	0.65%
Distribution and/or Service (12b-1) Fees	0.00%	0.00%
Other Expenses	0.11%	0.08%
Total annual fund operating expenses	0.76%	0.73%
Less Fee Waiver and Expense Reimbursement	(0.00%)[1]	(0.00%)[3]
Net annual fund operating expenses	**0.76%[2]**	**0.73%[2]**

1. The JPMorgan Insurance Trust Mid Cap Value Portfolio's adviser, J.P. Morgan Investment Management Inc. (adviser) and/or its affiliates have contractually agreed to waive fees and/or reimburse expenses to the extent Total Annual Fund Operating Expenses (excluding Acquired Fund Fees and Expenses other than certain money market fund fees as described below, dividend and interest expenses related to short sales, interest, taxes, expenses related to litigation and potential litigation, expenses related to trustee elections, and extraordinary expenses) exceed 0.90% of the average daily net assets of Class 1 Shares. The JPMorgan Portfolio may invest in one or more money market funds advised by the adviser or its affiliates (affiliated money market funds). The JPMorgan Portfolio's adviser, shareholder servicing agent and/or administrator have contractually agreed to waive fees and/or reimburse expenses in an amount sufficient to offset the respective net fees each collects from the affiliated money market funds on the JPMorgan Portfolio's investment in such money market funds. These waivers are in effect through 4/30/24, at which time it will be determined whether such waivers will be renewed or revised. To the extent that the JPMorgan Portfolio engages in securities lending, affiliated money market fund fees and expenses resulting from the JPMorgan Portfolio's investment of cash received from securities lending borrowers

are not included in Total Annual Fund Operating Expenses and therefore, the above waivers do not apply to such investments.

2. Fees and expenses for the JPMorgan Portfolio are based on those incurred by it for the 12-month period ended June 30, 2022. The *pro forma* fees and expenses of the Acquiring Fund are ~~calculated~~ estimated as if the Reorganization were in effect for the 12 months ended June 30, 2022.

3. LIAC has contractually agreed to limit the Acquiring Fund's Operating Expenses (excluding interest, taxes, brokerage commissions, underlying fund fees and expenses or "AFFE", extraordinary expenses such as litigation, and other expenses not incurred in the ordinary course of such Acquiring Fund's business) at 0.76% for Standard Class for two years following the Reorganization. The agreement cannot be terminated before that date without the mutual agreement of the Fund's Board of Trustees and LIAC. Any reimbursements made by the LIAC are subject to recoupment from the Fund within three years after the occurrence of the reimbursement, provided that such recoupment shall not be made if it would cause annual Fund operating expenses of a class of the Fund to exceed the lesser of (a) the expense limitation in effect at the time of the reimbursement, or (b) the current expense limitation in effect, if any.

JPMORGAN INSURANCE TRUST SMALL CAP CORE PORTFOLIO LVIP JPMORGAN SMALL CAP CORE FUND		
	JPMorgan Insurance Trust Small Cap Core Portfolio	**LVIP JPMorgan Small Cap Core Fund (Acquiring Fund) *Pro Forma* Combined**
	Class 1	**Standard Class**
Annual fund operating expenses (expenses that are deducted from fund assets)		
Management Fees	0.65%	0.65%
Distribution and/or Service (12b-1) Fees	0.00%	0.00%
Other Expenses	0.17%	0.11%
Total annual fund operating expenses	0.82%	0.76%
Less Fee Waiver and Expense Reimbursement	(0.00%)[1]	(0.00%)[3]
Net annual fund operating expenses	**0.82%[2]**	**0.76%[2]**
	Class 2	**Service Class**
Annual fund operating expenses (expenses that are deducted from fund assets)		
Management Fees	0.65%	0.65%
Distribution and/or Service (12b-1) Fees	0.25%	0.25%
Other Expenses	0.21%	0.11%
Total annual fund operating expenses	1.11%	1.01%
Less Fee Waiver and Expense Reimbursement	(0.00%)[1]	(0.00%)[3]
Net annual fund operating expenses	**1.11%[2]**	**1.01%[2]**

1. The JPMorgan Insurance Trust Small Cap Core Portfolio's adviser, J.P. Morgan Investment Management Inc. (adviser) and/or its affiliates have contractually agreed to waive fees and/or reimburse expenses to the extent Total Annual Fund Operating Expenses (excluding Acquired Fund Fees and Expenses other than certain money market fund fees as described below, dividend and interest expenses related to short sales, interest, taxes, expenses related to litigation and potential litigation, expenses related to trustee elections, and extraordinary expenses) exceed 1.03% and 1.28% of the average daily net assets of Class 1 Shares and Class 2 Shares, respectively. The JPMorgan Portfolio may invest in one or more money market funds advised by the adviser or its affiliates (affiliated money market funds). The JPMorgan Portfolio's adviser, shareholder servicing agent and/or administrator have contractually agreed to waive fees and/or reimburse expenses in an amount sufficient to offset the respective net fees each collects from the affiliated money market funds on the JPMorgan Portfolio's investment in such money market funds for each Share Class. These waivers are in effect through 4/30/24, at which time it will be determined whether such waivers will be renewed or revised. To the extent that the JPMorgan Portfolio engages in securities lending, affiliated money market fund fees and expenses resulting from the JPMorgan Portfolio's investment of cash received from securities lending borrowers are not included in Total Annual Fund Operating Expenses and therefore, the above waivers do not apply to such investments.

2. Fees and expenses for JPMorgan Portfolio are based on those incurred by it for the 12-month period ended June 30, 2022. The *pro forma* fees and expenses of the Acquiring Fund are ~~calculated~~ estimated as if the Reorganization were in effect for the 12 months ended June 30, 2022.

3. LIAC has contractually agreed to limit the Acquiring Fund's Operating Expenses (excluding interest, taxes, brokerage commissions, underlying fund fees and expenses or "AFFE", extraordinary expenses such as litigation, and other expenses not incurred in the ordinary course of such Acquiring Fund's business) at 0.82% for Standard Class and 1.07% for Service Class for two years following the Reorganization. The agreement cannot be terminated before that date without the mutual agreement of the Fund's Board of Trustees and LIAC. Any reimbursements made by the LIAC are subject to recoupment from the Fund within three years after the occurrence of the reimbursement, provided that such recoupment shall not be made if it would cause annual Fund operating expenses of a class of the Fund to exceed the lesser of (a) the expense limitation in effect at the time of the reimbursement, or (b) the current expense limitation in effect, if any.

JPMORGAN INSURANCE TRUST U.S. EQUITY PORTFOLIO LVIP JPMORGAN U.S. EQUITY FUND		
	JPMorgan Insurance Trust U.S. Equity Portfolio	LVIP JPMorgan U.S. Equity Fund (Acquiring Fund) *Pro Forma* Combined
	Class 1	Standard Class
Annual fund operating expenses (expenses that are deducted from fund assets)		
Management Fees	0.55%	0.55%
Distribution and/or Service (12b-1) Fees	0.00%	0.00%
Other Expenses	0.20%	0.12%
Total annual fund operating expenses	0.75%	0.67%
Less Fee Waiver and Expense Reimbursement	(0.00%)[1]	(0.00%)[3]
Net annual fund operating expenses	**0.75%[2]**	**0.67%[2]**
	Class 2	Service Class
Annual fund operating expenses (expenses that are deducted from fund assets)		
Management Fees	0.55%	0.55%
Distribution and/or Service (12b-1) Fees	0.25%	0.25%
Other Expenses	0.20%	0.12%
Total annual fund operating expenses	1.00%	0.92%
Less Fee Waiver and Expense Reimbursement	(0.00%)[1]	(0.00%)[3]
Net annual fund operating expenses	**1.00%[2]**	**0.92%[2]**

1. The JPMorgan Insurance Trust U.S. Equity Portfolio's adviser, J.P. Morgan Investment Management Inc. (adviser) and/or its affiliates have contractually agreed to waive fees and/or reimburse expenses to the extent Total Annual Fund Operating Expenses (excluding Acquired Fund Fees and Expenses other than certain money market fund fees as described below, dividend and interest expenses related to short sales, interest, taxes, expenses related to litigation and potential litigation, expenses related to trustee elections, and extraordinary expenses) exceed 0.80% and 1.05% of the average daily net assets of Class 1 Shares and Class 2 Shares, respectively. The JPMorgan Portfolio may invest in one or more money market funds advised by the adviser or its affiliates (affiliated money market funds). The JPMorgan Portfolio's adviser, shareholder servicing agent and/or administrator have contractually agreed to waive fees and/or reimburse expenses in an amount sufficient to offset the respective net fees each collects from the affiliated money market funds on the JPMorgan Portfolio's investment in such money market funds for each Share Class. These waivers are in effect through 4/30/24, at which time it will be determined whether such waivers will be renewed or revised. To the extent that the JPMorgan Portfolio engages in securities lending, affiliated money market fund fees and expenses resulting from the JPMorgan Portfolio's investment of cash received from securities lending borrowers are not included in Total Annual Fund Operating Expenses and therefore, the above waivers do not apply to such investments.

2. Fees and expenses for JPMorgan Portfolio are based on those incurred by it for the 12-month period ended June 30, 2022. The *pro forma* fees and expenses of the Acquiring Fund are ~~calculated~~ estimated as if the Reorganization were in effect for the 12 months ended June 30, 2022.

3. LIAC has contractually agreed to limit the Acquiring Fund's Operating Expenses (excluding interest, taxes, brokerage commissions, underlying fund fees and expenses or "AFFE", extraordinary expenses such as litigation, and other expenses not incurred in the ordinary course of such Acquiring Fund's business) at 0.75% for Standard Class and 1.00% for Service Class for two years following the Reorganization. The agreement cannot be terminated before that date without the mutual agreement of the Fund's Board of Trustees and LIAC. Any reimbursements made by the LIAC are subject to recoupment from the Fund within three years after the occurrence of the reimbursement, provided that such recoupment shall not be made if it would cause annual Fund operating expenses of a class of the Fund to exceed the lesser of (a) the expense limitation in effect at the time of the reimbursement, or (b) the current expense limitation in effect, if any.

Expense Examples

The Examples are intended to help you compare the costs of investing in different classes of a JPMorgan Portfolio and the corresponding Acquiring Fund with the cost of investing in other mutual funds. *Pro forma* combined costs of investing in different classes of an Acquiring Fund after giving effect to the Reorganization of the corresponding JPMorgan Portfolio into the Acquiring Fund are also provided. All costs are based upon the information set forth in the tables above.

The Examples assume that you invest $10,000 for the time periods indicated and shows the expenses that you would pay if you redeem all of your shares at the end of those time periods. The Examples also assume that your investment has a 5% return each year and that the operating expenses remain the same.

Any applicable fee waivers and/or expense reimbursements are reflected in the below examples for the first year only for the JPMorgan Portfolios, and the first two years for the corresponding Acquiring Funds, as LIAC has contractually agreed to reimburse expenses through two years from the closing date of the Reorganization. Accordingly, the expense reimbursements applicable to the Acquiring Funds are not reflected in years three through ten of the table. This example does not reflect any variable contract-related fees and expenses, including redemption fees (if any), applicable to the Acquiring Funds at the variable contract level. If such fees and expenses were reflected, the total expenses would be higher. The results apply whether or not you redeem your investment at the end of the given period. Although your actual returns and costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
JPMorgan Insurance Trust Core Bond Portfolio				
Class 1	$56	$178	$311	$700
Class 2	$81	$257	$448	$1,000
***Pro Forma* LVIP JPMorgan Core Bond Fund**				
Standard Class	$52	$164	$285	$640
Service Class	$78	$243	$422	$942
JPMorgan Insurance Trust Mid Cap Value Portfolio				
Class 1	$78	$243	$422	$942
***Pro Forma* LVIP JPMorgan Mid Cap Value Fund**				
Standard Class	$75	$233	$406	$906
JPMorgan Insurance Trust Small Cap Core Portfolio				
Class 1	$84	$262	$455	$1,014
Class 2	$113	$353	$612	$1,352
***Pro Forma* LVIP JPMorgan Small Cap Core Fund**				
Standard Class	$78	$243	$422	$942
Service Class	$103	$322	$558	$1,236

JPMorgan Insurance Trust U.S. Equity Portfolio				
Class 1	$77	$240	$417	$930
Class 2	$102	$318	$552	$1,225
Pro Forma LVIP JPMorgan U.S. Equity Fund				
Standard Class	$68	$214	$373	$835
Service Class	$94	$293	$509	$1,131

The Examples are not a representation of past or future expenses. Each JPMorgan Portfolio's and Acquiring Fund's actual expenses, and an investor's direct and indirect expenses, may be more or less than those shown. The table and the assumption in the Example of a 5% annual return are required by regulations of the SEC applicable to all mutual funds. The 5% annual return is not a prediction of and does not represent the JPMorgan Portfolio's or the Acquiring Fund's projected or actual performance.

For further discussion regarding the JPMIT Board's consideration of the fees and expenses of the Funds in approving the Agreement, see the section entitled "Board Considerations" in this Combined Proxy Statement/Prospectus.

~~COMPARISON OF PRINCIPAL RISKS~~Comparison of Principal Risks

The principal risks of each Acquiring Fund are substantially identical to those of its corresponding JPMorgan Portfolio. The principal risks of each Fund are listed below.

Principal Risks	JPMorgan Insurance Trust Core Bond Portfolio	LVIP JPMorgan Core Bond Fund
General Market Risk	√	√
Interest Rate Risk	√	√
Credit Risk	√	√
Government Securities Risk	√	√
Asset-Backed, Mortgage-Related and Mortgage-Backed Securities Risk	√	√
Inverse Floater Risk	√	√
Prepayment Risk	√	√
Foreign Issuer Risks	√	√
Geographic Focus Risk	√	√
Industry and Sector Focus Risk	√	√
Zero Coupon, Pay-In-Kind and Deferred Payment Securities Risk	√	√
Transactions Risk	√	√

Principal Risks	JPMorgan Insurance Trust Mid Cap Value Portfolio	LVIP JPMorgan Mid Cap Value Fund
Equity Market Risk	√	√
General Market Risk	√	√
Mid Cap Company Risk	√	√
Value Investing Risk	√	√
Derivatives Risk	√	√
Real Estate Securities Risk	√	√
Industry and Sector Focus Risk	√	√

Transactions Risk	√	√

Principal Risks	JPMorgan Insurance Trust Small Cap Core Portfolio	LVIP JPMorgan Small Cap Core Fund
Equity Market Risk	√	√
General Market Risk	√	√
Smaller Company Risk	√	√
Derivatives Risk	√	√
Real Estate Securities Risk	√	√
Industry and Sector Focus Risk	√	√
Risk Associated with the Portfolio Holding Cash, Money Market Instruments and Other Short-Term Investments	√	√
Transactions Risk	√	√

Principal Risks	JPMorgan Insurance Trust U.S. Equity Portfolio	LVIP JPMorgan U.S. Equity Fund
Equity Market Risk	√	√
General Market Risk	√	√
Mid Cap Company Risk	√	√
Large Cap Company Risk	√	√
Value Strategy Risk	√	√
Foreign Securities Risk	√	√
Derivatives Risk	√	√
Industry and Sector Focus Risk	√	√
Risk Associated with the Portfolio Holding Cash, Money Market Instruments and Other Short-Term Investments	√	√
Transactions Risk	√	√

Comparison of Investment Advisers and Sub-Advisers

For the JPMorgan Portfolios, the investment adviser is J.P. Morgan Investment Management Inc. ("JPMIM"), and none of the JPMorgan Portfolios has a sub-adviser.

For each Acquiring Fund, the investment adviser is Lincoln Investment Advisors Corporation ("LIAC"), and JPMIM will serve as sub-adviser.

LIAC is a registered investment adviser and wholly owned subsidiary of The Lincoln National Life Insurance Company. LIAC's address is 150 N. Radnor-Chester Road, Radnor, PA 19087. LIAC (or its predecessors) has served as an investment adviser to mutual funds for over 30 years. As of October 31, 2022, LIAC had approximately $220 billion in assets under management.

The Lincoln National Life Insurance Company is an insurance company organized under Indiana law and is a wholly owned subsidiary of Lincoln National Corporation ("LNC"). LNC is a publicly-held insurance holding company organized under Indiana law. Through its subsidiaries, LNC provides nationwide insurance and financial services. The Acquiring Funds have entered into an Investment Management Agreement with LIAC. LIAC may hire one or more sub-advisers who are responsible for the Acquiring Fund's day-to-day investment management. A sub-adviser is paid by LIAC from its management fee.

The Acquiring Funds employ a "manager of managers" structure, which means that the Acquiring Fund's investment adviser may delegate the management of some or all of the Acquiring Fund's investment portfolio to one or more sub-advisers. To use this structure, Lincoln Variable Insurance Products Trust has received an exemptive order from the SEC (Release Nos. 29170 and 29197) to permit the Acquiring Funds' investment adviser – with the Acquiring Funds' Board approval – to enter into and amend a sub-advisory agreement for an Acquiring Fund without shareholder approval, subject to certain conditions. For example, within ninety days of the hiring of a new sub-adviser, an Acquiring Fund would be required to furnish shareholders with information that would be included in a proxy statement regarding the new sub-adviser. In addition, the Acquiring Funds' investment adviser is not permitted to hire affiliated sub-advisers without shareholder approval.

JPMIM acts as investment adviser to each JPMorgan Portfolio and makes the day-to-day investment decisions for the JPMorgan Portfolio. In rendering investment advisory services to certain JPMorgan Portfolios, JPMIM uses the portfolio management, research and other resources of a foreign (non-U.S.) affiliate of JPMIM and may provide services to a Portfolio through a "participating affiliate" arrangement, as that term is used in relief granted by the staff of the SEC. Under this relief, U.S. registered investment advisers are allowed to use portfolio management or research resources of advisory affiliates subject to the regulatory supervision of the registered investment adviser.

JPMIM is a wholly-owned subsidiary of JPMorgan Asset Management Holdings Inc., which is a wholly-owned subsidiary of JPMorgan Chase & Co. ("JPMorgan Chase"), a bank holding company. JPMIM is located at 383 Madison Avenue, New York, NY 10179. As of September 30, 2022, JPMIM and its affiliates had $2.3 trillion in assets under management.

See the section entitled *"COMPARISON OF INVESTMENT ADVISORY FEES"* in this Combined Proxy Statement/Prospectus for a comparison of the current and contractual investment advisory fee rates for each Fund.

Comparison of Portfolio Managers

Each Acquiring Fund will be managed on a day-to-day basis by the same team of portfolio managers that currently manages the corresponding JPMorgan Portfolio.

The table below shows the portfolio managers for each JPMorgan Portfolio and its corresponding Acquiring Fund.

JPMorgan Portfolio	Acquiring Fund	Portfolio Managers
JPMorgan Insurance Trust Core Bond Portfolio	LVIP JPMorgan Core Bond Fund	Richard D. Figuly Justin Rucker Steven Lear
JPMorgan Insurance Trust Mid Cap Value Portfolio	LVIP JPMorgan Mid Cap Value Fund	Jonathan Simon Lawrence E. Playford
JPMorgan Insurance Trust Small Cap Core Portfolio	LVIP JPMorgan Small Cap Core Fund	Phillip Hart Wonseok Choi Jonathan L. Tse Akash Gupta
JPMorgan Insurance Trust U.S. Equity Portfolio	LVIP JPMorgan U.S. Equity Fund	Scott Davis David Small Shilpee Raina

JPMorgan Insurance Trust Core Bond Portfolio/LVIP JPMorgan Core Bond Fund

The lead portfolio managers who are primarily responsible for the day-to-day management of the Fund are listed below. As part of that responsibility, the portfolio managers establish and monitor the overall duration, yield curve, and sector allocation strategies for the Fund. The portfolio managers are assisted by research teams who provide individual security and sector recommendations regarding their area of focus, while the portfolio managers select and allocate individual securities in a manner designed to meet the investment objective of the Fund.

Richard Figuly, Managing Director, is the lead portfolio manager responsible for day-to-day management of the Fund. An employee of JPMIM or predecessor firms since 1993 and a portfolio manager for the Fund since March 2016, Mr. Figuly is a member of JPMIM's Global Fixed Income, Currency & Commodities Group (GFICC) and head of GFICC's Core Bond team responsible for managing certain J.P. Morgan Funds and institutional taxable bond portfolios. An employee of JPMIM since 2006 and a portfolio manager of the Fund since 2019, **Justin Rucker**, Executive Director, is a member of the GFICC group and a portfolio manager responsible for managing Long Duration and Core Bond institutional taxable bond portfolios. An employee of JPMIM since 2008 and a portfolio manager of the Fund since January 2021, **Steven Lear**, Managing Director and CFA charterholder, is the U.S. Chief Investment Officer within the GFICC team responsible for oversight and management of fixed income investment strategies in the U.S.

JPMorgan Insurance Trust Mid Cap Value Portfolio/LVIP JPMorgan Mid Cap Value Fund

Jonathan Simon, Managing Director of JPMIM, and **Lawrence E. Playford**, Managing Director of JPMIM, serve as the portfolio managers for the Fund. Mr. Simon has worked as a portfolio manager for JPMIM and its affiliates (or their predecessors) since 1987 and has been employed by the firm since 1980. Mr. Simon is a senior member of the U.S. Equity Value portfolio management team. An employee of JPMIM or its affiliates since 1993, Mr. Playford, a CFA charterholder, has worked as a portfolio manager since 2004 and as a research analyst since 2003. From 2001 to 2003, he served as a client portfolio manager working with the U.S. Equity Group.

JPMorgan Insurance Trust Small Cap Core Portfolio/LVIP JPMorgan Small Cap Core Fund

The portfolio management team for the Fund utilizes a team-based approach and uses the models, insights and recommendations of the broader Structured Equity Team. The portfolio management team is comprised of **Phillip D. Hart**, **Wonseok Choi**, **Jonathan L. Tse** and **Akash Gupta**. Mr. Hart, Managing Director of JPMIM and a CFA charterholder, is a portfolio manager and the head of the U.S. Structured Equity Small and Mid Cap Team. An employee of the firm since 2003, his responsibilities include managing all of the Structured Equity Small and Mid Cap strategies. Previously he worked on quantitative research and the daily implementation and maintenance of portfolios for the group. Mr. Hart obtained a B.A. in economics from Cornell University. Mr. Choi, Managing Director of JPMIM, is a portfolio manager and the head of quantitative research for the U.S. Structured Equity Group. An employee of the firm since 2006, he is responsible for conducting quantitative research on proprietary models utilized in portfolio management. Prior to joining the firm, Mr. Choi worked as a research manager at Arrowstreet Capital, L.P., where he was involved in developing and enhancing the firm's forecasting, risk and transaction-cost models. Mr. Choi holds a Ph.D. in economics from Harvard University and a B.A. in economics from Seoul National University. Mr. Tse, Executive Director of JPMIM and a CFA charterholder, is a portfolio manager and member of the quantitative research team for the U.S. Structured Equity Group, and has been a member of the team since 2004. Prior to joining the firm, Mr. Tse worked as a summer intern for UBS and Credit Suisse First Boston in software and database development. Mr. Tse graduated in May 2004 with a B.S. in computer engineering from Columbia University. Mr. Gupta, Executive Director of JPMIM and a CFA charterholder, is a portfolio manager and research analyst within the U.S. Structured Equity Small and Mid Cap Team, and has been a member of the team since 2008. An employee of the firm since 2004, Mr. Gupta previously spent over three years in the sell-side Equity Research Group, focusing on the electronics manufacturing supply chain sector. Mr. Gupta holds a B.Tech. in electronics & communication (Gold Medalist) from I.I.T. (Indian Institute of Technology) in Roorkee, India and a M.B.A. in analytical finance from the ISB (Indian School of Business) in Hyderabad, India. He is also a certified Financial Risk Manager (FRM).

JPMorgan Insurance Trust U.S. Equity Portfolio/LVIP JPMorgan U.S. Equity Fund

The portfolio managers primarily responsible for daily management of the Portfolio are **Scott Davis**, Managing Director of JPMIM, **David Small**, Managing Director of JPMIM, and **Shilpee Raina**, Executive Director of JPMIM and CFA charterholder, each of whom has day to day management responsibility for a portion of the Fund. Mr. Davis has been an employee since 2006 and has been a portfolio manager since 2013. Previously, he was an analyst in the U.S. Equity Research Group. Mr. Small, an employee since 2005 and a portfolio manager since 2016, was the Associate Director of U.S. Equity Research from July 2015 to July 2016 and is currently the Head of U.S. Equity

Research. In addition, Mr. Small previously was the insurance analyst on the Fundamental Research Team from 2008 to 2016. Ms. Raina is a portfolio manager on the Large Cap Core Equity Strategy within the US Equity Group. An employee since 2005, Ms. Raina was previously a research analyst on the JPMorgan Equity Income and U.S. Value Funds, concentrating on the consumer sectors.

Comparison of Other Service Providers

The Acquiring Funds use different service providers than the JPMorgan Portfolios. The following table identifies the principal service providers that service the JPMorgan Portfolios and will service the Acquiring Funds.

Service Provider	JPMorgan Portfolios' Service Provider	Acquiring Funds' Service Provider
Administrator	J.P. Morgan Investment Management Inc.	The Lincoln National Life Insurance Company
Transfer Agent	DST Asset Manager Solutions, Inc.	The Lincoln National Life Insurance Company
Custodian	JPMorgan Chase Bank, N.A. (Custodian and Fund Accounting Agent)	State Street Bank and Trust Company
Distributor	JPMorgan Distribution Services, Inc.	Lincoln Financial Distributors, Inc.
Auditor	PricewaterhouseCoopers LLP	Tait, Weller and Baker LLP

Comparison of Share Classes and Distribution Arrangements

Each share class of a JPMorgan Portfolio will be reorganized into the designated share class of the corresponding Acquiring Fund as described below and in the section entitled *"JPMORGAN PORTFOLIOS AND CLASSES AND CORRESPONDING ACQUIRING FUNDS AND CLASSES"* in this Combined Proxy Statement/Prospectus. The following section describes the distribution arrangements for the JPMorgan Portfolios and the Acquiring Funds.

Distribution Arrangements. JPMorgan Distribution Services, Inc. ("JPMDS"), a subsidiary of JPMorgan Chase and an affiliate of JPMIM, is the principal underwriter for the JPMorgan Portfolios pursuant to a written agreement with JPMorgan Insurance Trust (the "JPMorgan Portfolios Distribution Agreement"). Lincoln Financial Distributors, Inc. ("LFD"), an affiliate of LIAC, serves as the principal underwriter for the Acquiring Funds pursuant to a Principal Underwriting Agreement with the Lincoln Variable Insurance Products Trust (the "Acquiring Funds Distribution Agreement" and, together with the JPMorgan Portfolios Distribution Agreement, the "Distribution Agreements"). The Distribution Agreements provide that JPMDS and LFD have the exclusive right to distribute shares of the JPMorgan Portfolios and the Acquiring Funds, respectively, on a continuous basis. Under the relevant agreements, JPMDS may sell shares of each class of each JPMorgan Portfolio to insurance company separate accounts and LFD may sell shares of each class of each Acquiring Fund to insurance company separate accounts or employer-sponsored products.

Class Structure. Each JPMorgan Portfolio offers two classes of shares: Class 1 and Class 2 (with the exception of the JPMorgan Insurance Trust Mid Cap Value Portfolio which offers only Class 1 shares). Each Acquiring Fund offers two classes of shares: Standard Class and Service Class. JPMorgan Portfolio Class 1 and Class 2 shareholders will receive Standard Class and Service Class shares, respectively, of the Acquiring Funds in connection with the Reorganizations. The two share classes are identical for both the JPMorgan Portfolios and Acquiring Funds, except that Class 2 and Service Class shares for the JPMorgan Portfolios and the Acquiring Funds, respectively, are subject to a distribution (Rule 12b-1) fee which has been adopted pursuant to a distribution and service plan.

Service Class shares of the Acquiring Funds will pay the same Rule 12b-1 fee as Class 2 shares of the JPMorgan Portfolios. Under the Acquiring Funds' distribution and service plan, Service Class shares will pay annual amounts not exceeding 0.25% of the average daily net assets of the Service Class shares of the Acquiring Fund. Each Acquiring Fund will offer shares to insurance companies for allocation to certain of their variable contracts. Each Acquiring Fund will pay its principal underwriter, LFD, out of the assets of the Service Class, for activities primarily intended to sell Service Class shares or variable contracts offering Service Class shares. LFD will pay third parties for these sales activities pursuant to written agreements with such parties. These fees will be paid out of the Service Class assets on an ongoing basis, and over time will increase the cost of your investment and may cost you more than other types of sales charges.

Under the JPMorgan Portfolios' distribution and service plan, Class 2 shares pay distribution fees up to 0.25% per year.

Comparison of Purchase and Redemption Procedures and Exchange Privileges

The purchase procedures and redemption procedures employed by the JPMorgan Portfolios and Acquiring Funds are substantially similar.

Acquiring Fund and JPMorgan Portfolio Shares shares are available as underlying investment options for variable life insurance and variable annuity products issued by The Lincoln National Life Insurance Company ("Lincoln Life"), Lincoln Life & Annuity Company of New York ("LNY"), and unaffiliated insurance companies. ~~JPMorgan Portfolio shares are sold, directly or indirectly, to separate accounts of life insurance companies at net asset value.~~ You do not buy, sell or exchange Fund shares directly, but rather only through the applicable insurance company. Because shares are purchased and held only through insurance companies, you are subject to the polices of the insurance company through which you beneficially own shares. The Funds are not aware of any difference in the treatment of Acquiring Fund shares versus JPMorgan Portfolio shares in this respect.

Each Fund redeems its shares at the net asset value next determined after receipt of redemption request. Shareholders of the Funds are not subject to a redemption fee.

Each Acquiring Fund typically expects to pay redemption proceeds using holdings of cash in the Acquiring Fund's portfolio or using the proceeds from sales of portfolio securities. To a lesser extent, each Acquiring Fund also may use borrowing arrangements to meet redemption requests. Borrowing is typically expected to be used only during stressed or abnormal market conditions, when an increased portion of an Acquiring Fund's holdings may be comprised of less liquid investments, or during emergency or temporary circumstances.

Each JPMorgan Portfolio has reserved the right to pay for redemptions with portfolio securities under certain conditions. A subsequent sale of such securities could result in the payment of brokerage commissions and expose a Contract Owner and Separate Account to market risk until the securities are sold.

Tax Information

In general, Contract owners are taxed only on underlying Fund amounts they withdraw from their variable accounts. Contract owners should consult their Contract Prospectus for more information on the federal income tax consequences to them regarding their indirect investment in the Fund. Contract owners also may wish to consult with their own tax advisors as to the tax consequences of investments in variable contracts and the Funds, including application of state and local taxes.

Payments to Broker-Dealers and other Financial Intermediaries

Shares of the JPMorgan Portfolios and Acquiring Funds are available only through the purchase of variable contracts issued by certain life insurance companies. Parties related to the JPMorgan Portfolios and Acquiring Funds (such as these Funds' principal underwriter or investment adviser) may pay such insurance companies (or their related companies) for the sale of Fund shares and related services. These payments may create a conflict of interest and may influence the insurance company to include the JPMorgan Portfolios and Acquiring Funds as an investment option in its variable contracts. Such insurance companies (or their related companies) may pay broker-dealers or other financial intermediaries (such as banks) for the sale and retention of variable contracts that offer Fund shares. These payments may create a conflict of interest by influencing the broker-dealers or other financial intermediaries to recommend variable contracts that offer Fund shares. The prospectus or other disclosure documents for the variable contracts may contain additional information about these payments, if any. Ask your salesperson or visit your financial intermediary's website for more information.

Pricing of Fund Shares

Each Fund determines its net asset value per share ("NAV") as of close of regular trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m. Eastern time, each business day). Each Fund's NAV is the value of a single Fund share. Each Fund determines its NAV by adding the values of its portfolio securities and other assets, subtracting its liabilities, and dividing by the number of Fund shares outstanding.

An order for Fund shares received after the close of regular trading on the NYSE will be effected at the NAV determined on the next business day.

Each Fund's portfolio securities may be traded in other markets on days when the NYSE is closed. Therefore, each Fund's NAV may fluctuate on days when you do not have access to the Fund to purchase or redeem shares.

Each Fund typically values its assets based on "market price." Market price for equities and exchange-traded funds is typically the security's last sale price on a national securities exchange or over-the-counter. Each Fund generally values debt securities using the bid prices (or the price established by an independent pricing service). Certain short-term fixed income securities are valued based on "amortized cost."

In certain circumstances, each Fund may value its portfolio securities at "fair value" as determined in good faith under procedures established by the Fund's Board of Trustees. The fair value of portfolio securities may differ from quoted or published prices for the same securities that the Board of Trustees believes are unreliable. Fair value pricing involves subjective judgments, and it is possible that a security's fair value price is materially different than the value realized upon the sale of that security. The JPMorgan Portfolio and the Acquiring Funds may use different vendors to provide data that is used in valuing securities, which could result in a discrepancy between the NAV of a JPMorgan Portfolio and its corresponding Acquiring Fund.

Market Timing

Frequent, large, or short-term transfers such as those transfers associated with "market timing" transactions, may adversely affect the Funds and their investment returns. Such transfers may dilute the value of Fund shares, interfere with the efficient management of a Fund's portfolio, and increase the Fund's brokerage and administrative costs. The JPMorgan Portfolios and Acquiring Funds strongly discourage such trading activity. The JPMorgan Portfolios and Acquiring Funds both reserve the right to reject any purchase order from any investor.

Each Fund's Board of Trustees has approved certain market timing policies and procedures in an effort to protect a Fund and its shareholders from potentially harmful trading activity. There is no guarantee that the JPMorgan Portfolios and Acquiring Funds will be able to identify possible market timing activity or that market timing will not occur in the Funds.

Frequent, large, or short-term purchases, redemptions or transfers such as those associated with "market timing" transactions, may adversely affect a Fund and its investment returns. These transactions may dilute the value of Fund shares, interfere with the efficient management of the Fund's portfolio, and increase the Fund's brokerage and administrative costs. As a result, the Funds strongly discourage such trading activity.

To protect each Acquiring Fund and its shareholders from potentially harmful trading activity, the Acquiring Funds' Board has approved certain market timing policies and procedures (the "Market Timing Procedures"). The Board may revise the Market Timing Procedures at any time and without prior notice. Investors may seek to exploit delays between a change in the value of a Fund's portfolio holdings, and the time when that change is reflected in the NAV of the Fund's shares by purchasing or redeeming shares at NAVs that do not reflect appropriate fair value prices. This risk is more pronounced for funds investing in overseas markets, due to the time differential in pricing between U.S. and overseas markets, and thinly traded securities. Each Fund seeks to deter and prevent this activity by the appropriate use of "fair value" pricing of the Fund's portfolio securities.

Each Fund seeks to monitor shareholder account activities in order to detect and prevent excessive and disruptive trading practices. Each Fund and LIAC each reserve the right to reject, restrict, or refuse any purchase order (including exchanges) from any investor, if, in the judgment of the Fund or LIAC, the transaction may adversely affect the Fund or its shareholders.

Each Fund has entered into agreements with each insurance company that holds Fund shares to help detect and prevent market timing. Under the agreements, an insurance company may be required to (i) provide certain identifying and account information regarding contract owners who invest in Fund shares through the omnibus account; and (ii) restrict further purchases or exchanges of Fund shares by a contract owner whom the Fund has identified as a market timer. Each Fund also may rely on frequent trading policies established by such insurance companies. If a Fund detects potential market timing, the Fund will contact the applicable insurance company and may ask the insurance company to take additional action, if appropriate, based on the particular circumstances. Fund investors seeking to engage in market timing may deploy a variety of strategies to avoid detection. In addition, Fund shares may be held through omnibus accounts, which generally do not identify trading activity of Fund investors on an individual basis. As a result of these and other operational or technological limitations, there is no guarantee that the Fund will be able to identify or prevent market timing. Moreover, the identification of Fund investors determined to engage in transactions that may adversely affect the Fund or its investors involves judgments that are inherently subjective. Insurance company sponsors of your contract may impose transfer limitations and other limitations designed to curtail market timing. Please refer to the prospectus and SAI for your variable annuity or variable life contract for details.

Comparison of Dividend and Distribution Policies and Fiscal Years

Dividend and Distribution Policies. Each JPMorgan Portfolio and its corresponding Acquiring Fund have substantially similar policies regarding the payment of dividends and distributions. The Funds expect to declare and distribute its net investment income and net capital gains, if any, at least annually. The amount of dividends and distributions will vary, and there is no guarantee that the JPMorgan Portfolios or the Acquiring Funds will pay either a dividend from net investment income or a capital gains distribution. With respect to the Acquiring Funds, dividends and capital gain distributions will be automatically reinvested in additional Acquiring Fund shares. With respect to the JPMorgan Portfolios, at the election of the insurance companies issuing the variable contracts, dividends and distributions are automatically reinvested in additional JPMorgan Portfolio shares.

Fiscal Years. Each Acquiring Fund has the same fiscal year as its corresponding JPMorgan Portfolio: December 31.

Comparison of Business Structures, Shareholder Rights, and Applicable Law

Each JPMorgan Portfolio is a series of the JPMorgan Insurance Trust, a voluntary association with transferable shares, of the type commonly referred to as a Massachusetts business trust, and each Acquiring Fund is a series of the Lincoln Variable Insurance Products Trust, a Delaware statutory trust. Although Massachusetts and Delaware laws that apply to mutual funds differ in certain respects, those differences are not expected to have a material impact on the Funds or their shareholders. In accordance with the laws of both states, shareholder rights are defined principally by the respective Fund's governing instruments of these entities.

The following is a discussion of material provisions of the governing instruments and governing laws of each JPMorgan Portfolio and Acquiring Fund, but is not a complete description thereof. Further information about each Fund's governance structure is contained in its governing instruments, which are on file with the SEC.

Shares. When issued and paid for in accordance with the prospectus, shares of both a JPMorgan Portfolio and its corresponding Acquiring Fund are fully paid and non-assessable, have no preemptive or subscription rights and are freely transferable. Each share of both a JPMorgan Portfolio and its corresponding Acquiring Fund represents an equal interest in such Fund.

Organization and Governing Law. The JPMorgan Insurance Trust is organized as a Massachusetts business trust and the Lincoln Variable Insurance Products Trust is organized as a Delaware statutory trust. Each of JPMorgan Insurance Trust and the Lincoln Variable Insurance Products Trust is governed by its Declaration of Trust and its By-Laws (which are sometimes referred to as their "governing instruments" in this section), and its business and affairs are managed under the supervision of its Board of Trustees. Each Fund is subject to the federal securities laws, including the 1940 Act, and the rules and regulations promulgated by the Securities and Exchange Commission thereunder.

As noted above, although Massachusetts and Delaware laws that apply to mutual funds differ in certain respects, those differences are not expected to have a material impact on the Funds or their shareholders. Delaware is generally regarded as a more favorable jurisdiction than Massachusetts for organizing a mutual fund for several reasons, including: (i) under Delaware law, there is greater certainty that shareholders of a fund would not become personally liable for obligations of the fund; (ii) under Delaware law, there is greater certainty that trustees and officers of a fund would not become personally liable for acting in good faith on behalf of the fund; (iii) under Delaware law, there is greater certainty that the liabilities of a particular fund would be enforceable solely against the assets of that fund and not against the assets of the trust or any of the other funds within the trust; and (iv) Delaware has a more comprehensive body of law relating to funds established as trusts, including a more detailed statute than Massachusetts, and Delaware courts generally have more experience dealing with matters that are likely to affect mutual funds organized as Delaware statutory trusts than Massachusetts courts with regard to Massachusetts business trustss, which provides greater certainty about outcomes. It is worth noting that the liability risks summarized above in (i), (ii) and (iii) are also generally understood to be low for Massachusetts business trusts like the JPMorgan Insurance Trust that have provisions in their governing instruments specifically designed to limit those risks.

Shareholder Meetings. Neither the JPMorgan Portfolios nor the Acquiring Funds are required to hold annual shareholders' meetings.

Quorum. For each JPMorgan Portfolio, the presence in-person or by proxy of a majority of the outstanding shares of the JPMorgan Portfolio entitled to vote shall constitute a quorum at a meeting of Shareholders, unless a larger quorum is expressly required by any provision of applicable law or the governing instruments. For each Acquiring Fund, a quorum will exist if 33 and 1/3% of the outstanding shares of such Fund entitled to vote of such Fund are present at the meeting in person or by proxy, except when a larger quorum is required by applicable law or the governing instruments.

Number of Votes; Aggregate Voting. For each JPMorgan Portfolio and each Acquiring Fund, each shareholder is entitled to one vote for each whole share held, and a proportionate fractional vote for any fractional shares held, as of the record date, as to any matter on which it is entitled to vote.

Right to Vote. The 1940 Act provides that shareholders of a fund, including the JPMorgan Portfolios and Acquiring Funds, have the power to vote with respect to certain matters, generally including: the election of Trustees, the selection of auditors (under certain circumstances), the approval of investment advisory agreements and plans of distribution, and amendments to policies, objectives or restrictions deemed to be fundamental. Shareholders of a fund also have the right to vote on certain matters affecting the fund or a particular share class thereof under their respective governing instruments and applicable state law. Pursuant to the applicable governing instruments, shareholders of each JPMorgan Portfolio and each Acquiring Fund have the power to vote (i) for the above matters required by the 1940 Act; (ii) with respect to such additional matters relating to the applicable Trust as may be required by other applicable law or its governing documents; and (iii) on such other matters as the Board of Trustees may consider necessary or desirable.

Election/Removal of Trustees. The shareholders of all JPMorgan Portfolios and Acquiring Funds are entitled to vote for the election of Trustees. The shareholders of all JPMorgan Portfolios and Acquiring Funds shall have the power to remove a Trustee only to the extent provided by the 1940 Act and the rules and regulations thereunder.

Mergers and Reorganizations. The shareholders of all JPMorgan Portfolios and Acquiring Funds are generally entitled to vote on -mergers, consolidations or other reorganizations except in -limited circumstances in which a transaction can be approved by the Board of Trustees without shareholder approval, in accordance with applicable law and the Fund's governing instruments.

Liquidation of a Fund. Each JPMorgan Portfolio and each Acquiring Fund may be liquidated by its respective Board of Trustees without shareholder approval.

<u>Liability of Shareholders</u>. The governing instruments of each of the JPMorgan Insurance Trust and the Lincoln Variable Insurance Products Trust generally provide that shareholders will not be subject to personal liability for the obligations of the applicable Funds.

Terms of the Reorganizations

The terms and conditions under which each Reorganization may be consummated are set forth in the Agreement. Certain provisions of the Agreement are summarized below. A copy of the Agreement is included in the section entitled *"FORM OF AGREEMENT AND PLAN OF REORGANIZATION"* in this Combined Proxy Statement/Prospectus.

With respect to each Reorganization, if shareholders of a JPMorgan Portfolio approve the Agreement and other closing conditions are satisfied or waived (to the extent legally permissible), the assets (as defined in the Agreement) of the JPMorgan Portfolio will be delivered to the Acquiring Fund's custodian for the account of the corresponding Acquiring Fund in exchange for the assumption by the Acquiring Fund of the liabilities (as defined in the Agreement) of the JPMorgan Portfolio and delivery by the Acquiring Fund to the holders of record as of the Closing (defined below) of the issued and outstanding shares of the JPMorgan Portfolio of a number of shares of the Acquiring Fund (including, if applicable, fractional shares rounded to the nearest thousandth), having an aggregate net asset value equal to the aggregate value of the net assets of the JPMorgan Portfolio so transferred, all determined and adjusted as provided in the Agreement. The value of your account with an Acquiring Fund immediately after the Reorganization will be the same as the value of your account with the JPMorgan Portfolio immediately prior to the Reorganization.

The class of Acquiring Fund shares that shareholders will receive in connection with each Reorganization will depend on the class of JPMorgan Portfolio shares that shareholders hold immediately prior to the Reorganization. The share classes that will be issued by the Acquiring Funds to the holders of the share classes of the JPMorgan Portfolios are described in the section entitled *"JPMORGAN PORTFOLIOS AND CLASSES AND CORRESPONDING ACQUIRING FUNDS AND CLASSES"* in this Combined Proxy Statement/Prospectus.

If shareholders approve the Agreement and if all of the closing conditions set forth in the Agreement are satisfied or waived, consummation of the Reorganizations (the "Closing") is expected to occur on or about May 1, 2023 (the "Closing Date"). The Closing of the Reorganizations shall take place as of the later of 7:01 p.m. Eastern Time or the finalization of each JPMorgan Portfolio's net asset value on the Closing Date, unless otherwise agreed to by the parties. The valuation of a JPMorgan Portfolio's assets shall be calculated following the close of regular trading on the NYSE on the Closing Date on the basis of values calculated as of the close of regular trading on the NYSE on the Closing Date. The consummation of any particular Reorganization is not conditioned upon the consummation of any other Reorganization. As a result, the Reorganizations may close at different times if, for example, shareholders of one or more JPMorgan Portfolios have not approved the Agreement by the Closing Date. In addition, the parties may choose to delay the consummation of a Reorganization that shareholders have approved so that all or substantially all of the Reorganizations are consummated at the same time. On or before the Closing Date, some securities held by a JPMorgan Portfolio may be unable to be transferred to the corresponding Acquiring Fund because the Acquiring Fund would not be permitted to hold such securities (i) under applicable law or (ii) because the transfer of such securities would result in material operational or administrative difficulties, however ~~there is no~~it is currently ~~expectation~~ expected that no portfolio repositioning or de minimus portfolio repositioning will be required to consummate the Reorganizations ~~at this time~~. Under such circumstances, the affected JPMorgan Portfolio may, to the extent permissible and consistent with its own investment objectives and policies and the fiduciary duties of the investment adviser, liquidate such investments prior to the Closing Date. An affected JPMorgan Portfolio may temporarily deviate from its investment strategy with respect to these select securities and may incur certain related costs.

Following receipt of the requisite shareholder vote in favor of a Reorganization and prior to the opening of trading on the NYSE next following the Closing Date, a JPMorgan Portfolio will distribute to its shareholders of record of each class the shares of the corresponding class of the Acquiring Fund received by the JPMorgan Portfolio, on a *pro rata* basis. Additionally, as soon as reasonably practicable after the Closing, the outstanding shares of the JPMorgan Portfolio will be redeemed and cancelled as permitted by, and in accordance with, its governing instruments and applicable law.

Additionally, while the consummation of any particular Reorganization is not conditioned upon the specific consummation of any other Reorganization, each Reorganization may not close unless certain conditions are met or waived. If such conditions are not met or waived, none of the Reorganizations will be consummated, even if shareholders of the JPMorgan Portfolios approved the Agreement, and the JPMorgan Portfolios will not be reorganized into the Acquiring Funds. If this occurs, the Board of Trustees of the JPMorgan Insurance Trust will consider what additional action, if any, for each JPMorgan Portfolio to take.

The Agreement may be terminated and a Reorganization may be abandoned at any time prior to the Closing Date by mutual agreement of the parties, or by either party if the Closing does not occur on or before May 1, 2023, or if one or more of the parties shall have materially breached its obligations under the Agreement. The Agreement may be amended or modified in a writing signed by the parties to the Agreement.

Federal Income Tax Consequences

Each Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization described in Section 368(a) of the Internal Revenue Code of 1986, as amended ("Code"). As a condition to the Closing of each Reorganization, the applicable JPMorgan Portfolio and its corresponding Acquiring Fund will receive a legal opinion from Dechert LLP substantially to the effect that for federal income tax purposes:

(1) The transfer of the JPMorgan Portfolio's assets to the Acquiring Fund in exchange for shares of the Acquiring Fund and the assumption of the JPMorgan Portfolio's liabilities, followed by a distribution of those shares to the shareholders of the JPMorgan Portfolio and the termination of the JPMorgan Portfolio will constitute a "reorganization" within the meaning of Section 368(a)(1) of the Code;

(2) No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the JPMorgan Portfolio in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the liabilities of the JPMorgan Portfolio;

(3) The basis in the hands of the Acquiring Fund of the assets of the JPMorgan Portfolio transferred to the Acquiring Fund in the Reorganization will be the same as the basis of such assets in the hands of the JPMorgan Portfolio immediately prior to the transfer;

(4) The holding periods of the assets of the JPMorgan Portfolio in the hands of the Acquiring Fund will include the periods during which such assets were held by the JPMorgan Portfolio;

(5) No gain or loss will be recognized by the JPMorgan Portfolio upon the transfer of the JPMorgan Portfolio's assets to the Acquiring Fund in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the liabilities of the JPMorgan Portfolio or upon the distribution (whether actual or constructive) by the JPMorgan Portfolio of shares of the Acquiring Fund to the shareholders of the JPMorgan Portfolio in liquidation;

(6) The shareholders of the JPMorgan Portfolio will not recognize a gain or loss upon the exchange of their shares of the JPMorgan Portfolio solely for shares of the Acquiring Fund as part of the Reorganization;

(7) The aggregate basis of the shares of the Acquiring Fund that the shareholders of the JPMorgan Portfolio receive in connection with the Reorganization will be the same as the aggregate basis of their respective shares in the JPMorgan Portfolio exchanged therefor;

(8) The holding period for the shares of the Acquiring Fund that a shareholder of the JPMorgan Portfolio receives in the Reorganization will include the period for which it held the shares of the JPMorgan Portfolio exchanged therefor, provided that on the date of the exchange it held such shares of the JPMorgan Portfolio as capital assets; and

(9) The Reorganization will not result in the termination of the JPMorgan Portfolio's taxable year and the JPMorgan Portfolio's tax attributes enumerated in Section 381(c) of the Code will be taken into account by the Acquiring Fund without limitation.

The opinion will be based on certain factual certifications made by the Funds and will also be based on customary assumptions. It is possible that the Internal Revenue Service ("IRS") could disagree with counsel's opinion. Opinions of counsel are not binding upon the IRS or the courts.

Dechert LLP will express no view with respect to the effect of each Reorganization on any transferred assets as to which any unrealized gain or loss is required to be recognized under federal income tax principles (i) at the end of a taxable year or upon termination thereof or (ii) upon the transfer of such assets regardless of whether such a transfer would otherwise be a non-taxable transaction.

This description of the federal income tax consequences of the Reorganizations does not take into account shareholders' particular facts and circumstances. Consult your tax advisor about the effect of state, local, foreign, and other tax laws.

Accounting Treatment

The Acquiring Funds do not have any operating history or performance information, and it is expected that upon completion of each proposed Reorganization, each Acquiring Fund will continue the historical performance information of its corresponding JPMorgan Portfolio, and the accounting books and records of the JPMorgan Portfolios will become the accounting books and records of the Acquiring Funds.

BOARD CONSIDERATIONS

The JPMIT Board considered the Reorganizations at a meeting held on December 12, 2022. Prior to this meeting, on November 29, 2022, members of the JPMIT Board's Governance Committee met with leadership of the Acquiring Funds' Board of Trustees and senior management of LIAC. On December 12, 2022, the JPMIT Board, including a majority of the Trustees who are not "interested persons" of the JPMorgan Insurance Trust as that term is defined in the 1940 Act ("Independent Trustees"), approved the Reorganizations and the Plan. In approving the Reorganizations, the JPMIT Board determined that: (i) participation in the Reorganization is in the best interest of each JPMorgan Portfolio and its shareholders; and (ii) the interests of the existing shareholders of each JPMorgan Portfolio will not be diluted as a result of the Reorganization.

In making these determinations, the JPMIT Board reviewed and considered information provided to them to assist them in evaluating the Reorganizations, such as information relating to: the terms of the Agreement; each Acquiring Fund's investment objective, investment strategy and risks; each Acquiring Fund's fee structure, as compared to the corresponding JPMorgan Portfolio's fee structure; the Acquiring Funds' investment adviser and other service providers; JPMIM's historical relationship with Lincoln Financial Group; the reputation of LIAC and the Lincoln Financial Group generally; the U.S. federal income tax consequences of the Reorganizations; the costs anticipated to be incurred in connection with the Reorganizations and the fact that LIAC and JPMIM would be responsible for absorbing such costs; and the recommendations of JPMIM, among other relevant information. In addition, the Independent Trustees were advised by independent legal counsel in their considerations of the Agreement and the Reorganizations.

The Trustees did not find it practicable to, and did not, assign relative weights to the specific factors considered in reaching their conclusions and determinations to approve the Agreement. Rather, the approval determinations were made on the basis of each Trustee's business judgment after consideration of all of the factors taken in their entirety. Although not meant to be all-inclusive, the following were some of the factors considered by the JPMIT Board in making their determination:

- Shareholders of a JPMorgan Portfolio who do not wish to become shareholders of the Acquiring Fund may, prior to the Reorganizations, reallocate their investments to other investment options, in accordance with the requirements of their applicable variable contracts;
- Information from management of the JPMorgan Portfolios and the Acquiring Funds regarding the reputation, financial strength and resources of the Lincoln Financial Group;
- The nature, quality and extent of services to be provided to the Acquiring Funds and their shareholders by their investment adviser, LIAC, following the Reorganizations. In this regard, the Board noted that each Acquiring Fund will adopt the accounting and performance track record of the applicable JPMorgan Portfolio;

- The similarities and differences, if any, between the investment objectives, principal investment strategies and risks of each JPMorgan Portfolio and those of the corresponding Acquiring Fund. In this regard, the Board noted that each Acquiring Fund has the same investment objective and substantially similar or identical principal investment strategies and principal risks as its corresponding JPMorgan Portfolio;
- JPMIM would sub-advise the Acquiring Funds after the Reorganization;
- The historical investment performance records of the JPMorgan Portfolios and the investment strategies that will be used by the proposed portfolio managers in managing the Acquiring Funds following the Reorganizations. In this regard, the Board noted that each Acquiring Fund will adopt the accounting and performance track record of the applicable JPMorgan Portfolio;
- The anticipated benefits to the shareholders of the JPMorgan Portfolios, including lower expenses and greater operating efficiencies, that may be achieved from the Reorganizations;
- The distribution arrangements that will be available to the Acquiring Funds following the Reorganizations and how those arrangements could potentially benefit investors in the Acquiring Fund, such as by generating further economies of scale;
- The transition from the JPMorgan Portfolios' current service providers to the Acquiring Funds' service providers following the Reorganizations;
- The current management fee schedules of the JPMorgan Portfolios and the proposed management fee schedules of the Acquiring Funds, and that LIAC will provide a two-year contractual undertaking that will limit the total expense ratio (after waivers if applicable) of each share class of each Acquiring Fund so that such share class's total expense ratio (after waivers if applicable) is no greater than the total expense ratio (after waivers if applicable) of the corresponding class of the corresponding JPMorgan Portfolio immediately prior to the Reorganizations;
- LIAC and JPMIM, and not the Funds, will pay all expenses of the JPMorgan Portfolios and the Acquiring Funds arising in connection with the Reorganizations as set forth in the Agreement;
- Each Reorganization is expected to be a tax-free reorganization for federal income tax purposes; and
- The terms and conditions of the Agreement, including each Acquiring Fund's assumption of all of the liabilities of the corresponding JPMorgan Portfolio.

Based on all of the foregoing, the JPMIT Board concluded that the JPMorgan Portfolio's participation in the applicable proposed Reorganizations would be in the best interests of each JPMorgan Portfolio and would not dilute the interests of its existing shareholders. The JPMIT Board, including those Board members who are not "interested persons" of the JPMorgan Insurance Trust, as defined in the 1940 Act, unanimously recommends that shareholders of each JPMorgan Portfolio approve the Agreement for the reorganization of that JPMorgan Portfolio.

ADDITIONAL INFORMATION ABOUT THE ACQUIRING FUNDS AND JPMORGAN PORTFOLIOS

The JPMorgan Portfolios' prospectuses, SAI, most recent Annual Report to Shareholders containing audited financial statements for the most recent fiscal year, and most recent Semi-Annual Report to Shareholders are available, free of charge, on the JPMorgan Portfolios' website at www.jpmorgan.com/variableinsuranceportfolios. To receive a free copy of the SAI or the Annual Report to Shareholders or Semi-Annual Report to Shareholders, write to J.P. Morgan Funds Services, P.O. Box 21914, Kansas City, MO 64121-9143 or call toll-free 800-480-4111.

Financial highlights for each JPMorgan Portfolio are included in the section entitled *"FINANCIAL HIGHLIGHTS"* in this Combined Proxy Statement/Prospectus.

INFORMATION ON VOTING

Only shareholders of record of the JPMorgan Portfolios as of the close of business on the Record Date of January 10, 2023, will be entitled to notice of, and to vote at, the Meeting or any adjournments or postponements thereof. As a Contract Owner with a variable contract value allocated to a Portfolio as of the close of business on the Record Date, you are entitled to instruct your Participating Insurance Company how to vote the shares of the Portfolio attributable to your variable contract. The number of outstanding shares of each class of the JPMorgan Portfolios on the Record Date can be found in the section entitled *"OUTSTANDING SHARES OF THE JPMORGAN PORTFOLIOS"* in this Combined Proxy Statement/Prospectus. Each JPMorgan Portfolio shareholder is entitled to one vote for each fund share and a fractional vote for each fractional share. Shareholders of a JPMorgan Portfolio will vote as a single class on the Agreement.

Your proxy will grant the authority to vote and act on your behalf at the Meeting. A Contract Owner may revoke previously submitted voting instructions at any time prior to the Meeting by (1) submitting to the appropriate Participating Insurance Company subsequently dated voting instructions in proper form, whether via a Voting Instruction Card or telephone or Internet voting, (2) delivering to the appropriate Participating Insurance Company a written notice of revocation, or (3) otherwise giving notice of revocation during the Meeting, in all cases prior to the exercise of the authority granted in the previously submitted proxy/voting instructions.

It is expected that the Participating Insurance Companies will attend the Meeting in-person or by proxy and will vote shares held by them in accordance with the voting instructions received from their respective Contract Owners. Unless revoked, all valid and executed Voting Instruction Cards will be voted in accordance with the specifications thereon.

JPMorgan Portfolio shareholders may vote while attending the Meeting. However, you do not need to attend the Meeting to vote your shares. Instead, you may complete, sign and return the enclosed voting instruction card or vote by telephone or through the Internet.

Shares for which a Participating Insurance Company does not receive timely voting instructions from Contract Owners and duly executed and dated Voting Instruction Cards that do not provide voting instructions will be voted by that Participating Insurance Company in the same proportion as the shares for which Contract Owners have provided voting instructions to the Participating Insurance Company. Shares owned by a Participating Insurance Company will also be voted in the same proportion as the shares for which timely voting instructions have been received from Contract Owners. This proportional voting may result in a small number of Contract Owners determining the vote on the Proposal.

If a Voting Instruction Card is properly executed and returned in time to be voted at the Meeting, the proxies named on the card will vote the shares represented by the proxy in accordance with the instructions marked on the card. Unmarked but properly executed Voting Instruction Cards will be voted FOR the Proposal. If a shareholder simply signs, dates and returns a Voting Instruction Card, but does not specify a vote on the Proposal, the proxy will be voted FOR the Proposal.

Quorum Requirement and Adjournment

A quorum of shareholders is necessary to hold a valid meeting of each JPMorgan Portfolio. For each JPMorgan Portfolio, a quorum will exist if shareholders representing a majority of the outstanding shares of the JPMorgan Portfolio, as of the Record Date, are present at the Meeting in person or by proxy. Abstentions will count as shares present at the Meeting for purposes of establishing a quorum.

Under the rules applicable to broker-dealers, if your broker holds your shares in its name, the broker will not be entitled to vote your shares if it has not received instructions from you. Because the Proposal is treated as "non-routine" under applicable legal requirements and there are no routine proposals to be considered at the Meeting, there will not be any "broker non-votes" and therefore broker non-votes will have no effect on quorum.

The Meeting, whether or not a quorum is present, may be adjourned from time to time (and at any time during the course of the Meeting) by a majority of the votes cast by those shareholders present, in person or by proxy, or by the chairperson of the Meeting. In the absence of a quorum with respect to any JPMorgan Portfolio, or in the event that a quorum is present at the Meeting with respect to a JPMorgan Portfolio, but sufficient votes to approve the Proposal are not received by the time scheduled for the Meeting, the persons named as proxies may propose one or more adjournments or postponements of the Meeting to permit further solicitation of proxies. The persons named as proxies will vote proxies that they are entitled to vote in favor of the Proposal in favor of such an adjournment and will vote those proxies required to be voted against the Proposal against such adjournment.

Vote Necessary to Approve the Agreement

For each JPMorgan Portfolio, assuming a quorum, shareholder approval of the Proposal requires the affirmative vote of a majority of the shares voted.

Abstentions are counted as present but not voted cast at the Meeting. As a result, they have the same effect as a vote against the Proposal. Each Reorganization is independent of the other Reorganizations.

Broker non-votes will have no effect on the vote's outcome because there will not be any broker non-votes.

Proxy Solicitation

The JPMorgan Portfolios have engaged the services of Computershare Inc., a Delaware corporation (operating through its Computershare Fund Services division) ("CFS") ("Solicitor"), a private proxy services firm, to assist in the solicitation of proxies for the Meeting. Proxies are expected to be solicited principally by the mailing of this Combined Proxy Statement/Prospectus, but proxies may also be solicited by telephone and/or in person by representatives of the JPMorgan Portfolios, regular employees of JPMIM or its affiliate(s), or the Solicitor may also solicit proxies by telephone, facsimile or in person. If we have not received your vote as the date of the Meeting approaches, you may receive a telephone call from one of these parties to ask for your vote.

Solicitor's costs are expected to be approximately $[   ]$100,000. The cost of the Meeting, including the costs of retaining the Solicitor, preparing, printing and distributing the Combined Proxy Statement/Prospectus and the solicitation of proxies, will be borne by LIAC and JPMIM. The Funds and their shareholders will not bear any costs or expenses directly related to any Reorganization, regardless of whether any Reorganization is consummated.

By contract, Computershare, among other things, will be: (i) required to maintain the confidentiality of all shareholder information; (ii) prohibited from selling or otherwise disclosing to any third party shareholder information; and (iii) required to comply with state telemarketing laws to the extent applicable to the services provided under the contract.

As the Meeting date approaches, Contract Owners of the JPMorgan Portfolios may receive a call from a representative of JPMIM or Computershare if the relevant Participating Insurance Company has not yet received voting instructions. Authorization to permit JPMIM or Computershare to execute voting instructions may be obtained by telephonic or electronically transmitted instructions from JPMorgan Portfolio shareholders. Proxies that are obtained telephonically will be recorded in accordance with the procedures set forth below. Management of the JPMorgan Portfolios believes that these procedures are reasonably designed to ensure that the identity of the Contract Owner providing voting instructions is accurately determined and that the voting instructions of the Contract Owner are accurately determined. In all cases where a telephonic proxy is solicited, a JPMIM or Computershare representative is required to ask the Contract Owner for the Contract Owner's full name, address and confirmation that the Contract Owner has received this Combined Proxy Statement/Prospectus.

If the Contract Owner information solicited agrees with the information provided to JPMIM or Computershare by the JPMorgan Portfolios, the JPMIM or Computershare representative has the responsibility to explain the process, read the Proposal listed on the Voting Instruction Card, and ask for the Contract Owner's instructions on the Proposal. The representative of JPMIM or Computershare although permitted to answer questions about the process, is not permitted to recommend to the Contract Owner how to vote, other than to read any recommendation set forth in this Combined Proxy Statement/Prospectus. Computershare will record the shareholder's instructions on the card. Within 72 hours, JPMIM or Computershare will send the Contract Owner a letter or mailgram to confirm the shareholder's vote and asking the shareholder to call JPMIM or Computershare immediately if the shareholder's instructions are not correctly reflected in the confirmation.

Other Matters

Management is not aware of any matters to be presented at the Meeting other than as is discussed in this Combined Proxy Statement/Prospectus. If any other matters properly come before the Meeting, the shares represented by proxies will be voted by the proxies in accordance with their best judgment.


CAPITALIZATION


The following tables set forth, for each Reorganization, the total net assets, number of shares outstanding and net asset value per share of the applicable JPMorgan Portfolio and its applicable Acquiring Fund. This information is generally referred to as the "capitalization" of a Fund. The term "*pro forma* capitalization" means the expected capitalization of an Acquiring Fund after it has combined with the corresponding JPMorgan Portfolio. The following tables are as of November 21, 2022 and assume that each Reorganization has taken place as of that date. The capitalizations will be different on the Closing Date based on various factors, such as daily JPMorgan Portfolio share purchase, redemption, and market activity.

Each JPMorgan Portfolio will be the accounting and performance survivor in the applicable Reorganization, with the result that the corresponding Acquiring Fund, as the corporate survivor in the Reorganization, shall adopt the accounting and performance history of its corresponding JPMorgan Portfolio.

	JPMorgan Insurance Trust Core Bond Portfolio	LVIP JPMorgan Core Bond Fund	Pro Forma Adjustments*	LVIP JPMorgan Core Bond Fund (pro forma)
Net Assets				
Class1/Standard Class	$138,425,273.25	$ 0	$59,482.70	$138,484,755.95
Class 2/Service Class	$315,544,134.00	$0	$135,592.40	$315,679,726.40
Total	$453,969,407.25	$0	$195,075.10	$454,164,482.35
Net Asset Value Per Share				
Class1/Standard Class	$9.60	$0.00	$0.01	$9.61
Class 2/Service Class	$9.47	$0.00	$0.00	$9.47
Shares Outstanding				
Class1/Standard Class	14,415,395.466	0	0	14,415,395.466
Class 2/Service Class	33,335,768.999	0	0	33,335,768.999

	JPMorgan Insurance Trust Mid Cap Value Portfolio	LVIP JPMorgan Mid Cap Value Fund	Pro Forma Adjustments*	LVIP JPMorgan Mid Cap Value Fund (pro forma)
Net Assets				
Class1/Standard Class	$457,433,504.12	$ 0	$ 0	$457,433,504.12
Total	$457,433,504.12	$0	$0	$457,433,504.12
Net Asset Value Per Share				
Class1/Standard Class	$10.66	$0.00	$0.00	$10.66
Shares Outstanding				
Class1/Standard Class	42,904,880.445	0	0	42,904,880.445

	JPMorgan Insurance Trust Small Cap Core Portfolio	LVIP JPMorgan Small Cap Core Fund	Pro Forma Adjustments*	LVIP JPMorgan Small Cap Core Fund (pro forma)
Net Assets				
Class1/Standard Class	$171,643,467.59	$ 0	$ 0	$171,643,467.59
Class 2/Service Class	$1,256,346.32	$0	$0	$1,256,346.32
Total	$172,899,813.91	$0	$0	$172,899,813.91
Net Asset Value Per Share				
Class1/Standard Class	$18.56	$0.00	$0.00	$18.56
Class 2/Service Class	$18.31	$0.00	$0.00	$18.31
Shares Outstanding				
Class1/Standard Class	9,248,728.194	0	0	9,248,728.194
Class 2/Service Class	68,598.558	0	0	68,598.558

	JPMorgan Insurance Trust U.S. Equity Portfolio	LVIP JPMorgan U.S. Equity Fund	Pro Forma Adjustments*	LVIP JPMorgan U.S. Equity Fund (pro forma)
Net Assets				
Class1/Standard Class	$111,602,724.12	$ 0	$ 0	$111,602,724.12
Class 2/Service Class	$14,258,002.17	$0	$0	$14,258,002.17
Total	$125,860,726.29	$0	$0	$125,860,726.29
Net Asset Value Per Share				
Class1/Standard Class	$32.53	$0.00	$0.00	$32.53
Class 2/Service Class	$31.98	$0.00	$0.00	$31.98
Shares Outstanding				
Class1/Standard Class	3,430,625.439	0	0	3,430,625.439
Class 2/Service Class	445,909.93	0	0	445,909.93

* *Pro forma* adjustments reflect the different valuation ~~procedures~~ vendors of the Acquiring Funds and the JPMorgan Portfolios. The Acquiring Funds' valuation ~~procedures~~ vendors (instead of the JPMorgan Portfolios' valuation procedures) will be used to value the assets of each JPMorgan Portfolio for purposes of the Reorganization~~s.~~ As of November 22, 2022, the differences in valuation vendors would cause the value of the Standard Class of the LVIP JPMorgan Core Bond Fund shares you receive in the Reorganization to be approximately $0.01 per share higher than the value of your JPMorgan Core Bond Portfolio shares immediately prior to the Reorganization, and would causes no change to Fund share values for the remaining Reorganizations.

OWNERSHIP OF SHARES

A list of the name, address and percent ownership of each person who, as of ~~[RECENT DATE],~~ January 10. 2023, to the knowledge of each JPMorgan Portfolio, owned of record or beneficially 5% or more of the outstanding shares of a class of such JPMorgan Portfolio can be found in the section entitled *"OWNERSHIP OF SHARES OF THE JPMORGAN PORTFOLIOS"* in this Combined Proxy Statement/Prospectus.

To the best of the knowledge of each JPMorgan Portfolio, the ownership of shares of the JPMorgan Portfolio by executive officers and trustees of the JPMorgan Portfolio as a group constituted less than 1% of each outstanding class of shares of the JPMorgan Portfolio as of ~~[RECENT DATE].~~January 10, 2023.

Each Acquiring Fund is a newly organized shell fund created to acquire the assets and assume the liabilities of the corresponding JPMorgan Portfolio and, as of the date of this Combined Proxy Statement/Prospectus, each Acquiring Fund does not have any shareholders.

SHAREHOLDER PROPOSALS

The JPMorgan Portfolios are not required to, and do not, hold annual shareholder meetings. Nonetheless, the JPMIT Board may call a special meeting of shareholders for action by shareholder vote as may be required by the 1940 Act or as required or permitted by the JPMorgan Portfolios' governing instruments. A shareholder desiring to submit a proposal intended to be presented at any meeting of shareholders of a JPMorgan Portfolio hereafter called should send the proposal to the JPMorgan Portfolio at the JPMorgan Portfolio's principal offices so that it is received within a reasonable time before the proxy materials are printed and mailed. Whether a proposal is included in a proxy statement will be determined in accordance with applicable federal and state laws. If shareholders of a JPMorgan Portfolio approve the Agreement, and certain other closing conditions are satisfied or waived, the shareholders will become shareholders of the corresponding Acquiring Fund and, thereafter, will be subject to the notice requirements of the

Acquiring Fund. The mere submission of a proposal by a shareholder does not guarantee that such proposal will be included in the proxy statement because certain rules under the federal securities laws must be complied with before inclusion of the proposal is required. Also, the submission does not mean that the proposal will be presented at the Meeting. For a shareholder proposal to be considered at a shareholder meeting, it must be a proper matter for consideration under applicable law.

SHAREHOLDER COMMUNICATIONS WITH THE BOARD OF TRUSTEES

If a shareholder wishes to send a communication to the Board of Trustees of JPMorgan Insurance Trust, or to a specified Trustee, the communication should be submitted in writing to the Secretary of the JPMorgan Portfolios at 4 New York Plaza, Floor 19, New York, New York 10004, who will forward such communication as appropriate.

"HOUSEHOLDING"

It is the policy of the JPMorgan Portfolios to mail only one copy of this Combined Proxy Statement/Prospectus to all shareholders who share a single address and share the same last name, unless the Fund has received instructions to the contrary. If you would like to obtain an additional copy of this Combined Proxy Statement/Prospectus, free of charge, write to J.P. Morgan Funds Services, P.O. Box 21914, Kansas City, MO 64121-9143 or call toll-free 800-480-4111. If you received a Proxy Statement/Prospectus for each shareholder at your address and would like to receive a single copy in the future, please contact the Secretary of the JPMorgan Portfolios as instructed above.

JPMORGAN PORTFOLIOS AND CLASSES
AND CORRESPONDING ACQUIRING FUNDS AND CLASSES

PROPOSED REORGANIZATIONS	
JPMORGAN PORTFOLIO	**ACQUIRING FUND**
JPMorgan Insurance Trust Core Bond Portfolio	LVIP JPMorgan Core Bond Fund
Class 1	Standard Class
Class 2	Service Class
JPMorgan Insurance Trust Mid Cap Value Portfolio	LVIP JPMorgan Mid Cap Value Fund
Class 1	Standard Class
JPMorgan Insurance Trust Small Cap Core Portfolio	LVIP JPMorgan Small Cap Core Fund
Class 1	Standard Class
Class 2	Service Class
JPMorgan Insurance Trust U.S. Equity Portfolio	LVIP JPMorgan U.S. Equity Fund
Class 1	Standard Class
Class 2	Service Class

PROSPECTUSES INCORPORATED BY REFERENCE
INTO THE COMBINED PROXY STATEMENT/PROSPECTUS

JPMORGAN INSURANCE TRUST (File No. 033-66080)	
JPMorgan Insurance Trust Core Bond Portfolio	- Prospectus dated May 1, 2022 (Accession No. 0001193125-22-104145); - Supplement to the Prospectus dated July 1, 2022 (Accession No. 0001193125-22-186742) - Supplement to the Prospectus dated December 19, 2022 (Accession No. 0001193125-22-308055)
JPMorgan Insurance Trust Mid Cap Value Portfolio	- Prospectus dated May 1, 2022 (Accession No. 0001193125-22-104145); - Supplement to the Prospectus dated December 19, 2022 (Accession No. 0001193125-22-308055)

JPMorgan Insurance Trust Small Cap Core Portfolio	• [Prospectus dated May 1, 2022 (Accession No. 0001193125-22-104145)](#); • [Supplement to the Prospectus dated December 19, 2022 (Accession No. 0001193125-22-308055)](#)
JPMorgan Insurance Trust U.S. Equity Portfolio	• [Prospectus dated May 1, 2022 (Accession No. 0001193125-22-104145)](#); • [Supplement to the Prospectus dated December 19, 2022 (Accession No. 0001193125-22-308055)](#)
LINCOLN VARIABLE INSURANCE PRODUCTS TRUST **(File No. 033-70742)**	
LVIP JPMorgan Core Bond Fund	• [Prospectus dated December 22, 2022 (Accession No. 0001193125-22-310772)](#)
LVIP JPMorgan Mid Cap Value Fund	• [Prospectus dated December 22, 2022 (Accession No. 0001193125-22-310772)](#)
LVIP JPMorgan Small Cap Core Fund	• [Prospectus dated December 22, 2022 (Accession No. 0001193125-22-310772)](#)
LVIP JPMorgan U.S. Equity Fund	• [Prospectus dated December 22, 2022 (Accession No. 0001193125-22-310772)](#)

COMPARISON OF FUNDAMENTAL INVESTMENT RESTRICTIONS

Fundamental Investment Restrictions for the JPMorgan Portfolios	Fundamental Investment Restrictions for the Acquiring Funds	Material Differences
Each JPMorgan Portfolio, except for the JPMorgan Insurance Trust Small Cap Core Portfolio, may not purchase securities of any issuer (except securities issued or guaranteed by the United States, its agencies or instrumentalities and repurchase agreements involving such securities) if as a result more than 5% of the total assets of the Fund would be invested in the securities of such issuer or the Fund would own more than 10% of the outstanding voting securities of such issuer. This restriction applies to 75% of the Fund's assets. For purposes of this limitation, a security is considered to be issued by the government entity whose assets and revenues guarantee or back the security. With respect to private activity bonds or industrial development bonds backed only by the assets and revenues of a nongovernmental user, such user would be considered the issuer.

The JPMorgan Insurance Trust Small Cap Core Portfolio may not purchase securities of any issuer if such purchase would not be consistent with the maintenance of the Portfolio's status as a diversified company under the 1940 Act, or the rules or regulations thereunder, as such statute, rules or regulations may be amended from time to time. | Each Acquiring Fund may not, with respect to 75% of its total assets, invest in a security if, as a result of such investment: (a) more than 5% of its total assets would be invested in the securities of any one issuer or (b) the fund would hold more than 10% of the outstanding voting securities of any one issuer; except that these restrictions do not apply to (i) securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities or (ii) securities of other investment companies | None |

Fundamental Investment Restrictions for the JPMorgan Portfolios	Fundamental Investment Restrictions for the Acquiring Funds	Material Differences
Each JPMorgan Portfolio may not purchase any securities which would cause more than 25% of the total assets of the Fund to be invested in the securities of one or more issuers conducting their principal business activities in the same industry, provided that this limitation does not apply to investments in the obligations issued or guaranteed by the U.S. Government or its agencies and instrumentalities and repurchase agreements involving such securities. For purposes of this limitation (i) utility companies will be divided according to their services, for example, gas, gas transmission, electric and telephone will each be considered a separate industry; and (ii) wholly-owned finance companies will be considered to be in the industries of their parents if their activities are primarily related to financing the activities of their parents.	Each Acquiring Fund may not make investments that will result in the concentration — as that term may be defined in the 1940 Act, any rule or order thereunder, or official interpretation thereof — of its investments in the securities of issuers primarily engaged in the same industry, provided that this restriction does not limit the Fund from investing in obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities, or in tax-exempt securities or certificates of deposit.	None The JPMorgan Portfolios' policy includes further detail regarding certain industry classifications.
Each JPMorgan Portfolio may not (i) purchase physical commodities or contracts relating to physical commodities, except as permitted under the 1940 Act, or (ii) operate as a commodity pool, in each case, as interpreted or modified by regulatory authority having jurisdiction, from time to time.	Each Acquiring Fund may not purchase or sell physical commodities, unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from investing in securities that are secured by physical commodities or engaging in transactions involving financial commodities, such as financial options, financial futures contracts, options on financial futures contracts, and financial forward contracts.	None The JPMorgan Portfolios' policy may considered more restrictive in that it specifically prohibits each JPMorgan Portfolio from operating as a commodity pool.

Fundamental Investment Restrictions for the JPMorgan Portfolios	Fundamental Investment Restrictions for the Acquiring Funds	Material Differences
Each JPMorgan Portfolio may not purchase or sell real estate (however, each Fund may, to the extent appropriate to its investment objective, purchase securities secured by real estate or interests therein or securities issued by companies investing in real estate or interests therein).	Each Acquiring Fund may not purchase or sell real estate, unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from investing in issuers which invest, deal, or otherwise engage in transactions in real estate or interests therein, or investing in securities that are secured by real estate or interests therein.	None
Each JPMorgan Portfolio may not borrow money or issue senior securities, except to the extent permitted under the 1940 Act, or the rules or regulations thereunder, as such statute, rules or regulations may be amended from time to time, or as permitted by order or interpretation of the SEC.	Each Acquiring Fund may not borrow money or issue senior securities, except as the 1940 Act, any rule or order thereunder, or official interpretation thereof, may permit.	None
Each JPMorgan Portfolio may not underwrite the securities of other issuers except to the extent that a Fund may be deemed to be an underwriter under certain securities laws in the disposition of "restricted securities."	Each Acquiring Fund may not underwrite the securities of other issuers, except that the Fund may engage in transactions involving the acquisition, disposition or resale of its portfolio securities, under circumstances where it may be considered to be an underwriter under the Securities Act of 1933.	None
Each JPMorgan Portfolio, except the JPMorgan Insurance Trust Small Cap Core Portfolio, may not purchase participations or other direct interests in oil, gas or mineral exploration or development programs (although investments by the Fund in marketable securities of companies engaged in such activities are not hereby precluded).	N/A	The JPMorgan Portfolios (except the JPMorgan Insurance Trust Small Cap Core Portfolio) have a fundamental investment restriction prohibiting the purchase of participations or other direct interests in oil, gas or mineral exploration or development programs, while the Acquiring Funds do not have an analogous policy.

Fundamental Investment Restrictions for the JPMorgan Portfolios	Fundamental Investment Restrictions for the Acquiring Funds	Material Differences
Each JPMorgan Portfolio, except the JPMorgan Insurance Trust Small Cap Core Portfolio, may not purchase securities of other investment companies except as permitted by the 1940 Act and the rules and regulations thereunder.	N/A	The JPMorgan Portfolios (except the JPMorgan Insurance Trust Small Cap Core Portfolio) have a fundamental investment restriction prohibiting the purchase of securities of other investment companies except as permitted by the 1940 Act and the rules and regulations thereunder, while the Acquiring Funds do not have an analogous policy.
Each JPMorgan Portfolio, except the JPMorgan Insurance Trust Small Cap Core Portfolio, may not purchase securities on margin or sell securities short.	N/A	The JPMorgan Portfolios (except the JPMorgan Insurance Trust Small Cap Core Portfolio) have a fundamental investment restriction prohibiting the purchase of securities on margin or selling securities short, while the Acquiring Funds do not have an analogous policy.
Each JPMorgan Portfolio, except the JPMorgan Insurance Trust Small Cap Core Portfolio, may not make loans, except that a Fund may (i) purchase or hold debt instruments in accordance with its investment objectives and policies; (ii) enter into repurchase agreements; and (iii) engage in securities lending as described in the Prospectus and in the Statement of Additional Information. The JPMorgan Insurance Trust Small Cap Core Portfolio may make loans to other persons in accordance with the Portfolio's investment objectives and policies and to the extent permitted by applicable law.	Each Acquiring Fund may not make loans of any security or make any other loan if, as a result, more than 33 1⁄3% of its total assets would be lent to other parties, provided that this limitation does not apply to purchases of debt obligations, to repurchase agreements, and to investments in loans, including assignments and participation interests.	The Acquiring Funds may make loans up to 33 1/3% of their assets, while the JPMorgan Portfolios, except the JPMorgan Insurance Trust Small Cap Core Portfolio, may not make loans except in the stipulated circumstances. The 33 1/3% limitation is intended to set out the extent generally permitted by applicable law, which is similar to the policy of the JPMorgan Insurance Trust Small Cap Core Portfolio. In addition, the fundamental policies of the Acquiring Funds do not address securities lending.

Fundamental Investment Restrictions for the JPMorgan Portfolios	Fundamental Investment Restrictions for the Acquiring Funds	Material Differences
The investment objective for each of the JPMorgan Insurance Trust Core Bond Portfolio and the JPMorgan Trust Mid Cap Value Portfolio is fundamental. As a matter of fundamental policy, the JPMorgan Insurance Trust Core Bond Portfolio will invest at least 80% of its net assets in bonds.	N/A	JPMorgan Insurance Trust Core Bond Portfolio and the JPMorgan Trust Mid Cap Value Portfolio have fundamental investment policies regarding their investment objectives and, with respect to JPMorgan Insurance Trust Core Bond Portfolio, its 80% policy. The corresponding Acquiring Funds' policies are non-fundamental and therefore may be changed without a shareholder vote.

COMPARISON OF INVESTMENT OBJECTIVES AND PRINCIPAL INVESTMENT STRATEGIES

	JPMorgan Insurance Trust Core Bond Portfolio	LVIP JPMorgan Core Bond Fund	Material Differences
Investment Objective	seeks to maximize total return by investing primarily in a diversified portfolio of intermediate- and long-term debt securities.	seeks to maximize total return by investing primarily in a diversified portfolio of intermediate- and long-term debt securities.	None
Principal Investment Strategies	The Fund is designed to maximize total return by investing in a portfolio of investment grade intermediate- and long-term debt securities. As part of its main investment strategy, the Fund may principally invest in corporate bonds, U.S. treasury obligations including treasury coupon strips and treasury principal strips and other U.S. government and agency securities, and asset-backed, mortgage-related and mortgage-backed securities. Mortgage-related and mortgage-backed securities may be structured as collateralized mortgage obligations (agency and non-agency), stripped mortgage-backed securities, commercial mortgage-backed securities, mortgage pass-through securities and cash and cash equivalents. These securities may be structured such that payments consist of interest-only (IO), principal-only (PO) or principal and interest. As a matter of fundamental policy, the Fund will invest at least 80% of its net assets in bonds. For purposes of this policy, net assets include the amount of	The Fund is designed to maximize total return by investing in a portfolio of investment grade intermediate- and long-term debt securities. As part of its main investment strategy, the Fund may principally invest in corporate bonds, U.S. treasury obligations including treasury coupon strips and treasury principal strips and other U.S. government and agency securities, and asset-backed, mortgage-related and mortgage-backed securities. Mortgage-related and mortgage-backed securities may be structured as collateralized mortgage obligations (agency and non-agency), stripped mortgage-backed securities, commercial mortgage-backed securities, mortgage pass-through securities and cash and cash equivalents. These securities may be structured such that payments consist of interest-only (IO), principal-only (PO) or principal and interest. Under normal circumstances, the Fund will invest at least 80% of its net assets in bonds. For purposes of this policy, net assets include the amount of borrowings	None, the principal investment strategies are materially the same. The language describing the principal risks differs in some respects but the risks of investing in the Funds are materially the same.

	JPMorgan Insurance Trust Core Bond Portfolio	LVIP JPMorgan Core Bond Fund	Material Differences
	borrowings for investment purposes. Generally, such bonds will have intermediate to long maturities. The Fund's average weighted maturity will ordinarily range between four and 12 years. The Fund may have a longer or shorter average weighted maturity under certain market conditions and the Fund may shorten or lengthen its average weighted maturity if deemed appropriate for temporary defensive purposes. Because of the Fund's holdings in asset-backed, mortgage-backed and similar securities, the Fund's average weighted maturity is equivalent to the average weighted maturity of the cash flows in the securities held by the Fund given certain prepayment assumptions (also known as weighted average life).	for investment purposes. Generally, such bonds will have intermediate to long maturities. The Fund's average weighted maturity will ordinarily range between four and 12 years. The Fund may have a longer or shorter average weighted maturity under certain market conditions and the Fund may shorten or lengthen its average weighted maturity if deemed appropriate for temporary defensive purposes. Because of the Fund's holdings in asset-backed, mortgage-backed and similar securities, the Fund's average weighted maturity is equivalent to the average weighted maturity of the cash flows in the securities held by the Fund given certain prepayment assumptions (also known as weighted average life).	
	Securities will be rated investment grade (or the unrated equivalent) at the time of purchase. In addition, all securities will be U.S. dollar-denominated although they may be issued by a foreign corporation or a U.S. affiliate of a foreign corporation or a foreign government or its agencies and instrumentalities. J.P. Morgan Investment Management Inc. (JPMIM or the adviser) may invest a significant portion or all of the Fund's assets in mortgage-related and mortgage-backed securities in the adviser's discretion. The Fund expects to invest no more than 10% of its assets in "sub-prime" mortgage-related securities at the time of purchase.	Securities will be rated investment grade (or the unrated equivalent) at the time of purchase. In addition, all securities will be U.S. dollar-denominated although they may be issued by a foreign corporation or a U.S. affiliate of a foreign corporation or a foreign government or its agencies and instrumentalities. J.P. Morgan Investment Management Inc. (JPMIM or the sub-adviser) may invest a significant portion or all of the Fund's assets in mortgage-related and mortgage-backed securities in the adviser's discretion. The Fund expects to invest no more than 10% of its assets in "sub-prime" mortgage-related securities at the time of purchase.	
	The adviser buys and sells securities and investments for the Fund based on its view of individual securities and market sectors. Taking a long-term approach, the adviser looks for individual fixed income investments that it believes will perform well over market cycles. The adviser is value oriented and makes decisions to purchase and sell individual securities and instruments after performing a risk/reward analysis that includes an evaluation of interest rate risk, credit risk, duration, liquidity, legal provisions and the structure of the	The sub-adviser buys and sells securities and investments for the Fund based on its view of individual securities and market sectors. Taking a long-term approach, the sub-adviser looks for individual fixed income investments that it believes will perform well over market cycles. The sub-adviser is value oriented and makes decisions to purchase and sell individual securities and instruments after performing a risk/reward analysis that includes an evaluation of interest rate risk, credit risk, duration, liquidity, legal provisions and the structure of the	

	JPMorgan Insurance Trust Core Bond Portfolio	LVIP JPMorgan Core Bond Fund	Material Differences
	transaction. As part of its security selection process, the adviser seeks to assess the impact of environmental, social and governance factors on certain issuers in the universe in which the Fund may invest. The adviser's assessment is based on an analysis of key opportunities and risks across industries to identify financially material issues on the Fund's investments in issuers and ascertain key issues that merit engagement with issuers. These assessments may not be conclusive and securities of issuers that may be negatively impacted by such factors may be purchased and retained by the Fund while the Fund may divest or not invest in securities of issuers that may be positively impacted by such factors.	transaction. As part of its security selection process, the sub-adviser seeks to assess the impact of environmental, social and governance factors on certain issuers in the universe in which the Fund may invest. The sub-adviser's assessment is based on an analysis of key opportunities and risks across industries to identify financially material issues with respect to the Fund's investments in issuers and ascertain key issues that merit engagement with issuers. These assessments may not be conclusive and securities of issuers that may be negatively impacted by such factors may be purchased and retained by the Fund while the Fund may divest or not invest in securities of issuers that may be positively impacted by such factors.	
	An investment objective is fundamental if it cannot be changed without the consent of a majority of the outstanding shares of the Fund. The investment objective for the Fund is fundamental. The Fund's 80% policy is fundamental and may not be changed without shareholder approval.	The Fund's investment objectives are not fundamental. This means that the Fund's Board of Trustees (Board) may change the Fund's objectives without obtaining shareholder approval. If the objectives were changed, the Fund would notify shareholders at least 60 days before the change became effective. The Fund's 80% policy is not fundamental and may be changed without shareholder approval. Fund shareholders would be given at least 60 days' notice prior to any such change.	

	JPMorgan Insurance Trust Mid Cap Value Portfolio	LVIP JPMorgan Mid Cap Value Fund	Material Differences
Investment Objective	seeks capital appreciation with the secondary goal of achieving current income by investing primarily in equity securities.	seeks capital appreciation with the secondary goal of achieving current income by investing primarily in equity securities.	None
Principal Investment	Under normal circumstances, at least 80% of the Fund's Assets will be	Under normal circumstances, at least 80% of the Fund's Assets will be	None, the principal

	JPMorgan Insurance Trust Mid Cap Value Portfolio	LVIP JPMorgan Mid Cap Value Fund	Material Differences
Strategies	invested in equity securities of mid cap companies. "Assets" means net assets, plus the amount of borrowings for investment purposes. Mid cap companies are companies with market capitalizations equal to those within the universe of the Russell Midcap Value Index and/or between $1 billion and $20 billion at the time of purchase. As of the reconstitution of the Russell Midcap Value Index on March 31, 2022, the market capitalizations of the companies in the index ranged from $60.35 billion to $8.06 million. In implementing its main strategies, the Fund's investments are primarily in common stocks and real estate investment trusts (REITs).

Derivatives, which are instruments that have a value based on another instrument, exchange rate or index, may be used as substitutes for securities in which the Fund can invest. To the extent the Fund uses derivatives, the Fund will primarily use futures contracts to more effectively gain targeted equity exposure from its cash positions.

Investment Process: In managing the Fund, J.P. Morgan Investment Management Inc. (JPMIM or the adviser) employs a bottom-up approach to stock selection, constructing portfolios based on company fundamentals, quantitative screening and proprietary fundamental analysis. The adviser looks for quality companies, which appear to be undervalued and to have the potential to grow intrinsic value per share. Quality companies generally have a sustainable competitive position, relatively lower levels of business cyclicality, high returns on invested capital and strong experienced management teams. As part of its investment process, the adviser seeks to assess the impact of environmental, social and governance factors on the companies in which the Fund invests. The adviser's assessment is based on a | invested in equity securities of mid cap companies. "Assets" means net assets, plus the amount of borrowings for investment purposes. Mid cap companies are companies with market capitalizations equal to those within the universe of the Russell Midcap Value Index and/or between $1 billion and $20 billion at the time of purchase. As of the reconstitution of the Russell Midcap Value Index on March 31, 2022, the market capitalizations of the companies in the index ranged from $60.35 billion to $8.06 million. In implementing its main strategies, the Fund's investments are primarily in common stocks and real estate investment trusts (REITs).

Derivatives, which are instruments that have a value based on another instrument, exchange rate or index, may be used as substitutes for securities in which the Fund can invest. To the extent the Fund uses derivatives, the Fund will primarily use futures contracts to more effectively gain targeted equity exposure from its cash positions.

Investment Process: In managing the Fund, J.P. Morgan Investment Management Inc. (JPMIM or the sub-adviser) employs a bottom-up approach to stock selection, constructing portfolios based on company fundamentals, quantitative screening and proprietary fundamental analysis. The sub-adviser looks for quality companies, which appear to be undervalued and to have the potential to grow intrinsic value per share. Quality companies generally have a sustainable competitive position, relatively lower levels of business cyclicality, high returns on invested capital and strong experienced management teams. As part of its investment process, the sub-adviser seeks to assess the impact of environmental, social and governance (ESG) factors on many issuers in the universe in which the Fund invests. | investment strategies are materially the same.

The language describing the principal risks differs in some respects but the risks of investing in the Funds themselves are materially the same. |

	JPMorgan Insurance Trust Mid Cap Value Portfolio	LVIP JPMorgan Mid Cap Value Fund	Material Differences
	proprietary analysis of key opportunities and risks across industries to seek to identify financially material issues on the Fund's investments in securities and ascertain key issues that merit engagement with company management. These assessments may not be conclusive and securities of companies may be purchased and retained by the Fund for reasons other than material ESG factors. The adviser may sell a security for several reasons. A security may be sold due to a change in the company's fundamentals or if the adviser believes the security is no longer attractively valued. Investments may also be sold if the adviser identifies a stock that it believes offers a better investment opportunity. The Fund's 80% policy is not fundamental and may be changed without shareholder approval. Fund shareholders would be given at least 60 days' notice prior to any such change. An investment objective is fundamental if it cannot be changed without the consent of a majority of the outstanding shares of the Fund. The investment objective for the Fund is fundamental.	The sub-adviser's assessment is based on an analysis of key opportunities and risks across industries to seek to identify financially material issues with respect to the Fund's investments in securities and ascertain key issues that merit engagement with issuers. These assessments may not be conclusive and securities of issuers may be purchased and retained by the Fund for reasons other than material ESG factors while the Fund may divest or not invest in securities of issuers that may be positively impacted by such factors. The sub-adviser may sell a security for several reasons. A security may be sold due to a change in the company's fundamentals or if the sub-adviser believes the security is no longer attractively valued. Investments may also be sold if the sub-adviser identifies a stock that it believes offers a better investment opportunity. The Fund's 80% policy is not fundamental and may be changed without shareholder approval. Fund shareholders would be given at least 60 days' notice prior to any such change. The investment objective for the Fund is not fundamental and may be changed without the consent of a majority of the outstanding shares of the Fund.	

	JPMorgan Insurance Trust Small Cap Core Portfolio	LVIP JPMorgan Small Cap Core Fund	Material Differences
Investment Objective	seeks capital growth over the long term.	seeks capital growth over the long term.	None
Principal Investment Strategies	Under normal circumstances, the Fund invests at least 80% of its Assets in equity securities of small cap companies. "Assets" means net	Under normal circumstances, the Fund invests at least 80% of its Assets in equity securities of small cap companies. "Assets" means net assets,	None, the principal investment strategies are

assets, plus the amount of borrowings for investment purposes. Small cap companies are companies with market capitalizations equal to those within the universe of the Russell 2000® Index at the time of purchase. As of the reconstitution of the Russell 2000 Index on March 31, 2022, the market capitalizations of the companies in the index ranged from $4.47 million to $14.04 billion. Sector by sector, the Fund's weightings are similar to those of the Russell 2000 Index. The Fund can moderately underweight or overweight sectors when it believes it will benefit performance. In implementing its main strategies, the Fund's investments are primarily in common stocks and real estate investment trusts (REITs). Derivatives, which are instruments that have a value based on another instrument, exchange rate or index, may be used as substitutes for securities in which the Fund can invest. The Fund may use futures contracts to gain or reduce exposure to its index, maintain liquidity and minimize transaction costs. In managing cash flows, the Fund buys futures contracts to invest incoming cash in the market or sells futures contracts in response to cash outflows, thereby gaining market exposure to the index while maintaining a cash balance for liquidity. Investment Process: The Fund pursues returns that exceed those of the Russell 2000 Index while seeking to limit its volatility relative to this index. In managing the Fund, J.P. Morgan Investment Management, Inc. (JPMIM or the adviser) employs a process that ranks stocks based on its proprietary stock ranking system. The rankings are then reviewed and adjusted utilizing fundamental research conducted by the investment team to enhance accuracy and consistency. The adjusted rankings are used to place stocks into portfolios. As part of its investment process, the adviser seeks to assess	plus the amount of borrowings for investment purposes. Small cap companies are companies with market capitalizations equal to those within the universe of the Russell 2000® Index at the time of purchase. As of the reconstitution of the Russell 2000 Index on March 31, 2022, the market capitalizations of the companies in the index ranged from $4.47 million to $14.04 billion. Sector by sector, the Fund's weightings are similar to those of the Russell 2000 Index. The Fund can moderately underweight or overweight sectors when it believes it will benefit performance. In implementing its main strategies, the Fund's investments are primarily in common stocks and real estate investment trusts (REITs). Derivatives, which are instruments that have a value based on another instrument, exchange rate or index, may be used as substitutes for securities in which the Fund can invest. The Fund may use futures contracts to gain or reduce exposure to its index, maintain liquidity and minimize transaction costs. In managing cash flows, the Fund buys futures contracts to invest incoming cash in the market or sells futures contracts in response to cash outflows, thereby gaining market exposure to the index while maintaining a cash balance for liquidity. Investment Process: The Fund pursues returns that exceed those of the Russell 2000 Index while seeking to limit its volatility relative to this index. In managing the Fund, J.P. Morgan Investment Management, Inc. (JPMIM or the sub-adviser) employs a process that ranks stocks based on its proprietary stock ranking system. The rankings are then reviewed and adjusted utilizing fundamental research conducted by the investment team to enhance accuracy and consistency. The adjusted rankings are used to place stocks into portfolios. As part of its investment process, the sub-adviser seeks to assess the impact of environmental, social and governance	materially the same. The language describing the principal risks differs in some respects but the risks of investing in the Funds themselves are materially the same.

the impact of environmental, social and governance factors on the companies in which the Fund invests. The adviser's assessment is based on a proprietary analysis of key opportunities and risks across industries to seek to identify financially material issues on the Fund's investments in securities and ascertain key issues that merit engagement with company management. These assessments may not be conclusive and securities of companies may be purchased and retained by the Fund for reasons other than material ESG factors. In general, stocks are purchased when they are among the top ranked within their sector. Stocks become candidates for sale when their ranking falls, when they appear unattractive or when the company is no longer a small cap company. The Fund may continue to hold the securities if it believes further substantial growth is possible. Risk factor exposures are managed through portfolio construction. Fund constraints control for sector weights, position sizes and/or style characteristics of the Fund.

The Fund's 80% policy is not fundamental and may be changed without shareholder approval. Fund shareholders would be given at least 60 days' notice prior to any such change.

The investment objective for the Fund is not fundamental and may be changed without the consent of a majority of the outstanding shares of the Fund.

(ESG) factors on many issuers in the universe in which the Fund invests. The sub-adviser's assessment is based on an analysis of key opportunities and risks across industries to seek to identify financially material issues with respect to the Fund's investments in securities and ascertain key issues that merit engagement with issuers. These assessments may not be conclusive and securities of issuers may be purchased and retained by the Fund for reasons other than material ESG factors while the Fund may divest or not invest in securities of issuers that may be positively impacted by such factors. In general, stocks are purchased when they are among the top ranked within their sector. Stocks become candidates for sale when their ranking falls, when they appear unattractive or when the company is no longer a small cap company. The Fund may continue to hold the securities if it believes further substantial growth is possible. Risk factor exposures are managed through portfolio construction. Fund constraints control for sector weights, position sizes and/or style characteristics of the Fund.

The Fund's 80% policy is not fundamental and may be changed without shareholder approval. Fund shareholders would be given at least 60 days' notice prior to any such change.

The investment objective for the Fund is not fundamental and may be changed without the consent of a majority of the outstanding shares of the Fund.

	JPMorgan Insurance Trust U.S. Equity Portfolio	**LVIP JPMorgan U.S. Equity Fund**	**Material Differences**
Investment	seeks to provide high total return from a portfolio of selected equity	seeks to provide high total return from a portfolio of selected equity	None

Objective	securities.	securities.	
Principal Investment Strategies	Under normal circumstances, the Fund invests at least 80% of its Assets in equity securities of U.S. companies. "Assets" means net assets, plus the amount of borrowings for investment purposes. In implementing its strategy, the Fund primarily invests in common stocks of large- and mid-capitalization U.S. companies but it may also invest up to 20% of its Assets in common stocks of foreign companies, including depositary receipts. Depositary receipts are financial instruments representing a foreign company's publicly traded securities. A depositary receipt trades on a stock exchange in a country different from the company's local market. The Fund focuses on those equity securities that it considers attractively valued and seeks to outperform the Benchmark through superior stock selection. By emphasizing attractively valued equity securities, the Fund seeks to produce returns that exceed those of the Benchmark. Derivatives, which are instruments that have a value based on another instrument, exchange rate or index, may be used as substitutes for securities in which the Fund can invest. To the extent the Fund uses derivative, the Fund will primarily use futures contracts to more effectively gain targeted equity exposure from its cash positions. An issuer of a security will be deemed to be located in the United States if: (i) the principal trading market for the security is in the United States, (ii) the issuer is organized under the laws of the United States, or (iii) the issuer derives at least 50% of its revenues or profits from the United States or has at least 50% of its total assets situated in the United States. Investment Process: In managing the Fund, J.P. Morgan Investment Management, Inc. (JPMIM or the	Under normal circumstances, the Fund invests at least 80% of its Assets in equity securities of U.S. companies. "Assets" means net assets, plus the amount of borrowings for investment purposes. In implementing its strategy, the Fund primarily invests in common stocks of large- and mid-capitalization U.S. companies but it may also invest up to 20% of its Assets in common stocks of foreign companies, including depositary receipts. Depositary receipts are financial instruments representing a foreign company's publicly traded securities. A depositary receipt trades on a stock exchange in a country different from the company's local market. The Fund focuses on those equity securities that it considers attractively valued and seeks to outperform the Benchmark through superior stock selection. By emphasizing attractively valued equity securities, the Fund seeks to produce returns that exceed those of the Benchmark. Derivatives, which are instruments that have a value based on another instrument, exchange rate or index, may be used as substitutes for securities in which the Fund can invest. To the extent the Fund uses derivative, the Fund will primarily use futures contracts to more effectively gain targeted equity exposure from its cash positions. An issuer of a security will be deemed to be located in the United States if: (i) the principal trading market for the security is in the United States, (ii) the issuer is organized under the laws of the United States, or (iii) the issuer derives at least 50% of its revenues or profits from the United States or has at least 50% of its total assets situated in the United States. Investment Process: In managing the Fund, J.P. Morgan Investment Management, Inc. (JPMIM or the	None, the principal investment strategies are materially the same. The language describing the principal risks differs in some respects but the risks of investing in the Funds themselves are materially the same.

adviser) employs a three-step process that combines research, valuation and stock selection. The adviser takes an in-depth look at company prospects over a period as long as five years, which is designed to provide insight into a company's real growth potential. The research findings allow the adviser to rank the companies in each sector group according to what it believes to be their relative value. As part of its investment process, the adviser seeks to assess the impact of environmental, social and governance factors on the companies in which the Fund invests. The adviser's assessment is based on a proprietary analysis of key opportunities and risks across industries to seek to identify financially material issues on the Fund's investments in securities and ascertain key issues that merit engagement with company management. These assessments may not be conclusive and securities of companies may be purchased and retained by the Fund for reasons other than material ESG factors. On behalf of the Fund, the adviser then buys and sells equity securities, using the research and valuation rankings as a basis. In general, the adviser buys equity securities that are identified as attractively valued and considers selling them when they appear to be overvalued. Along with attractive valuation, the adviser often considers a number of other criteria: •catalysts that could trigger a rise in a stock's price •high potential reward compared to potential risk •temporary mispricings caused by apparent market overreactions. The Fund's 80% policy is not fundamental and may be changed without shareholder approval. Fund shareholders would be given at least 60 days' notice prior to any such change. The investment objective for the Fund is not fundamental and may be	sub-adviser) employs a three-step process that combines research, valuation and stock selection. The sub-adviser takes an in-depth look at company prospects, which is designed to provide insight into a company's real growth potential. The research findings allow the adviser to rank the companies in each sector group according to their relative value. As part of its investment process, the sub-adviser seeks to assess the impact of environmental, social and governance (ESG) factors on many issuers in the universe in which the Fund invests. The sub-adviser's assessment is based on an analysis of key opportunities and risks across industries to seek to identify financially material issues with respect to the Fund's investments in securities and ascertain key issues that merit engagement with issuers. These assessments may not be conclusive and securities of issuers may be purchased and retained by the Fund for reasons other than material ESG factors while the Fund may divest or not invest in securities of issuers that may be positively impacted by such factors. On behalf of the Fund, the sub-adviser then buys and sells equity securities, using the research and valuation rankings as a basis. In general, the sub-adviser buys equity securities that are identified as attractively valued and considers selling them when they appear to be overvalued. Along with attractive valuation, the adviser often considers a number of other criteria: •catalysts that could trigger a rise in a stock's price •high potential reward compared to potential risk •temporary mispricings caused by apparent market overreactions. The Fund's 80% policy is not fundamental and may be changed without shareholder approval. Fund shareholders would be given at least	

changed without the consent of a majority of the outstanding shares of the Fund.	60 days' notice prior to any such change. The investment objective for the Fund is not fundamental and may be changed without the consent of a majority of the outstanding shares of the Fund.	

COMPARISON OF PRINCIPAL RISKS

Principal Risks	JPMorgan Insurance Trust Core Bond Portfolio	LVIP JPMorgan Core Bond Fund
General Market Risk	√	√
Interest Rate Risk	√	√
Credit Risk	√	√
Government Securities Risk	√	√
Asset-Backed, Mortgage-Related and Mortgage-Backed Securities Risk	√	√
Inverse Floater Risk	√	√
Prepayment Risk	√	√
Foreign Issuer Risks	√	√
Geographic Focus Risk	√	√
Industry and Sector Focus Risk	√	√
Zero-Coupon, Pay-In-Kind and Deferred Payment Securities Risk	√	√
Transactions Risk	√	√

Principal Risks	JPMorgan Insurance Trust Mid Cap Value Portfolio	LVIP JPMorgan Mid Cap Value Fund
Equity Market Risk	√	√
General Market Risk	√	√
Mid Cap Company Risk	√	√
Value Investing Risk	√	√
Derivatives Risk	√	√
Real Estate Securities Risk	√	√
Industry and Sector Focus Risk	√	√
Transactions Risk	√	√

Principal Risks	JPMorgan Insurance Trust Small Cap Core Portfolio	LVIP JPMorgan Small Cap Core Fund
Equity Market Risk	√	√
General Market Risk	√	√

Smaller Company Risk	√	√
Derivatives Risk	√	√
Real Estate Securities Risk	√	√
Industry and Sector Focus Risk	√	√
Risk Associated with the Portfolio Holding Cash, Money Market Instruments and Other Short-Term Investments	√	√
Transactions Risk	√	√

Principal Risks	JPMorgan Insurance Trust U.S. Equity Portfolio	LVIP JPMorgan U.S. Equity Fund
Equity Market Risk	√	√
General Market Risk	√	√
Mid Cap Company Risk	√	√
Large Cap Company Risk	√	√
Value Strategy Risk	√	√
Foreign Securities Risk	√	√
Derivatives Risk	√	√
Industry and Sector Focus Risk	√	√
Risk Associated with the Portfolio Holding Cash, Money Market Instruments and Other Short-Term Investments	√	√
Transactions Risk	√	√

FORM OF AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION ("Agreement") is adopted as of this [__] day of [__], 2022 by and among: (i) JPMorgan Insurance Trust (the "Target Entity"), an open-end registered investment company, separately, where applicable, on behalf of its respective series identified on Exhibit A hereto (each a "Target Fund"); and (ii) Lincoln Variable Insurance Products Trust, an open-end registered investment company (the "Acquiring Entity"), separately, where applicable, on behalf of its respective series identified on Exhibit A hereto (each an "Acquiring Fund"). J.P. Morgan Investment Management Inc. ("JPMIM") joins this Agreement solely for purposes of Sections 1.2(f), 5.1(a), 9.2, 14, 16.3, 17.2, and 17.3. Lincoln Investment Advisors Corporation ("LIAC") joins this agreement solely for purposes of Sections 1.2(f), 5.1(a), 9.2, 14, 16.3, 17.2, and 17.3.

WHEREAS, the parties hereto intend for each Acquiring Fund and the corresponding Target Fund (as set forth in Exhibit A hereto) to enter into a transaction pursuant to which: (i) the Acquiring Fund will acquire the Assets and Liabilities (as each such term is defined in Section 1.2) of the Target Fund in exchange for the corresponding class or classes of shares (as applicable) of the Acquiring Fund of equal value to the Net Assets (as defined in Section 1.2(c)) of the Target Fund being acquired, and (ii) the Target Fund will distribute such shares of the Acquiring Fund to shareholders of the corresponding class of the Target Fund, in connection with the liquidation of the Target Fund, all upon the terms and conditions hereinafter set forth in this Agreement (each such transaction, a "Reorganization" and collectively, the "Reorganizations"). Each Acquiring Fund is, and will be immediately prior to Closing (defined in Section 3.1), a shell series, without assets or liabilities, created solely for the purpose of acquiring the Assets and Liabilities of the Target Fund;

WHEREAS, each Target Entity and each Acquiring Entity is an open-end, registered investment company of the management type; and

WHEREAS, this Agreement is intended to be and is adopted as a plan of reorganization and liquidation with respect to each Reorganization within the meaning of Section 368(a)(1)(C) of the United States Internal Revenue Code of 1986, as amended ("Code").

NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1.   DESCRIPTION OF THE REORGANIZATIONS

1.1.   The parties hereto intend that each Reorganization described herein shall be conducted separately of the others, and a party that is not a party to a Reorganization shall incur no obligations, duties or liabilities with respect to such Reorganization by reason of being a party to this Agreement. If any one or more Reorganizations should fail to be consummated, such failure shall not affect the other Reorganizations in any way.

1.2.   Provided that all conditions precedent to a Reorganization set forth herein have been satisfied or, to the extent legally permissible, waived as of the Closing Time (defined in Section 3.1), and based on the representations and warranties each party provides to the others, the Target Entity and the Acquiring Entity agree to take the following steps with respect to their Reorganization(s), the parties to which and classes of shares to be issued in connection with which are set forth in Exhibit A:

(a)   The Target Fund shall transfer all of its Assets, as defined and set forth in Section 1.2(b), to the Acquiring Fund, and the Acquiring Fund in exchange therefor shall assume the Liabilities, as defined and set forth in Section 1.2(c), and deliver to the Target Fund the number of full and fractional Acquiring Fund shares determined in the manner set forth in Section 2.

(b)   The assets of the Target Fund to be transferred to the Acquiring Fund shall consist of all assets and property, including, without limitation, all rights, cash, securities, commodities and futures interests, forwards, swaps and other financial instruments, claims (whether absolute or contingent, known or unknown, accrued or unaccrued and including, without limitation, any interest in pending or future legal claims in connection with past or present portfolio holdings, whether in the form of class action claims, optout or other direct litigation claims, or regulator or government-established investor recovery fund claims, and any and all resulting recoveries), receivables (including dividends, interest, principal, subscriptions and other receivables), goodwill and other intangible property, and choses in action, copies of all books and records belonging to the Target Fund (including all books and records required to be maintained under the Investment Company Act of 1940, as amended (the "1940 Act")), any deferred or prepaid expenses shown as an asset on the books of the Target Fund as of the Closing Time, and all interests, rights, privileges and powers, other than the Target Fund's rights under this Agreement on the Closing Date as defined in Section 2.1(a) (collectively, "Assets"). The Assets of the Target Fund shall be delivered to the Acquiring Fund free and clear of all liens, encumbrances, hypothecations and claims whatsoever, and there shall be no restrictions on the full transfer thereof, except as contemplated under Section 4.1(f).

(c)   The Target Fund will use its best efforts to identify and discharge all known liabilities and obligations prior to the Closing Date (as defined in Section 2.1(a)) to the extent possible and consistent with its own investment objectives and policies and normal business operations, and prior to the Closing Date will have discharged such liabilities, including without limitation (i) liabilities arising from the Target Fund's allocation of Target Entity obligations, such as any undischarged obligations to board members under a deferred compensation plan; (ii) any liabilities, costs or charges relating to fee waiver and expense reimbursement arrangements between the Target Funds and JPMIM and its affiliates (including any recoupment of any fees or expenses of the Target Funds previously waived or reimbursed); and, (iii) any liabilities or penalties resulting from the termination of material contracts or other commitments of the Target Funds, including the contracts listed on schedule 4.1(h). At the Closing, the Acquiring Fund shall assume all of the liabilities of the Target Fund set forth in the statement of Assets and Liabilities as of the Closing Date delivered by the Target Fund to the Acquiring Fund pursuant to paragraph 5.1(g) (collectively, "Liabilities"). The Assets minus the Liabilities of a Target Fund shall be referred to herein as the Target Fund's "Net Assets."

(d)   As soon as is reasonably practicable after the Closing, the Target Fund will distribute to its shareholders of record ("Target Fund Shareholders") the shares of the Acquiring Fund of the corresponding class received by the Target Fund pursuant to Section 1.2(a), as set forth in Exhibit A, on a pro rata basis within that class, and without further notice the outstanding shares of the Target Fund will be redeemed and cancelled as permitted by its Governing Documents (as defined in Section 4.1) and applicable law, and the Target Fund will as promptly as practicable completely liquidate and dissolve as permitted by its Governing Documents and applicable law. Such distribution to the Target Fund Shareholders and liquidation of the Target Fund will be accomplished, with respect to each class of the Target Fund's shares, by the transfer of the Acquiring Fund's shares of the corresponding class then credited to the account of the Target Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the names of the Target Fund Shareholders of the class. The aggregate net asset value of the Acquiring Fund's shares to be so credited to the corresponding Target Fund Shareholders shall be equal to the aggregate net asset value of the corresponding Target Fund's shares owned by the Target Fund Shareholders on the Closing Date. The Acquiring Fund shall not issue certificates representing shares in connection with such exchange.

(e)   Ownership of the Acquiring Fund's shares will be shown on its books, as such are maintained by the Acquiring Fund's transfer agent.

(f)   Beginning at least forty-five (45) business days prior to the Closing Date, the Target Fund will provide LIAC and the Acquiring Fund with a daily schedule of the Assets then held by the Target Fund, with current market values. At least thirty (30) business days prior to the Closing Date, and ten (10) business days prior to the Closing Date, LIAC, on behalf of the Acquiring Fund, will advise JPMIM and the Target Fund of any investments of the Target Fund shown on the Target Fund's schedule of Assets that the Acquiring Fund would not be permitted to hold (i) under applicable law; or (ii) because the transfer of such investments would result in material operational or administrative difficulties (including relating to valuation matters) to the Acquiring Fund in connection with facilitating the orderly transition of the Target Fund's Assets to the Acquiring Fund. Under such circumstances, to the extent practicable, the Target Fund will, if requested by the Acquiring Fund and in the Target Fund's discretion, to the extent permissible and consistent with its own investment objectives and policies and the fiduciary duties of the investment adviser responsible for the portfolio management of the Target Fund, make a good faith effort to liquidate such investments prior to the

Closing Date. Notwithstanding the foregoing, nothing herein will permit or require the Target Fund to liquidate any Assets, if, in the reasonable judgment of the Target Entity's board of trustees or the Target Fund's investment adviser, such disposition would adversely affect the tax-free nature of the Reorganization for U.S. federal income tax purposes, or would adversely affect the Target Fund's status as a "regulated investment company" under the Code or would otherwise not be in the best interests of the Target Fund.

(g)   The Target Fund shall notify the Acquiring Fund of any portfolio security held by the Target Fund in other than book-entry form at least thirty (30) business days prior to the Closing Date.

(h)   Any transfer taxes payable upon issuance of the Acquiring Fund's shares in a name other than the registered holder of the Target Fund's shares on the books and records of the Target Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom the Acquiring Fund's shares are to be issued and transferred.

(i)   Immediately after the Closing Time, the share transfer books relating to the Target Fund shall be closed and no transfer of shares shall thereafter be made on such books.

2.   VALUATION

2.1.   With respect to each Reorganization:

(a)   The value of the Target Fund's Assets shall be the value of such Assets computed as of immediately after the close of regular trading on the New York Stock Exchange ("NYSE"), which shall reflect the declaration of any dividends, on the Closing Date, using the valuation procedures set forth in the then-current prospectus for the Target Fund and the valuation procedures established by the Target Entity's board of trustees. On the Closing Date, the Target Fund shall record the value of its Net Assets, as valued pursuant to this Section 2.1(a), on a valuation report (the "Valuation Report") and deliver a copy of the Valuation Report to the Acquiring Fund by [7:00 p.m.] (Eastern time) on the Closing Date, or as soon as practicable thereafter.

(b)   The net asset value per share of each class of the Acquiring Fund shares issued in connection with the Reorganization shall be the net asset value per share of the corresponding class of the Target Fund as of the close of business on the Closing Date.

(c)   The number of shares of each class of the Acquiring Fund (including fractional shares, if any, rounded to the nearest thousandth) issued in exchange for the Target Fund's Net Assets shall equal the number of shares of the corresponding class of the Target Fund outstanding as of the Closing Date. All Acquiring Fund shares delivered to a Target Fund will be delivered at net asset value without the imposition of a sales load, commission, transaction fee or other similar fee.

(d)   All computations of value shall be made by the Target Fund or its designated recordkeeping agent using the valuation procedures described in this Section 2 and shall be subject to review by the Acquiring Fund and/or its recordkeeping agent, and, if requested by either the Target Entity or the Acquiring Entity, by the independent registered public accountant of the requesting party.

3.   CLOSING AND CLOSING DATE

3.1.   Each Reorganization shall close on such date as the parties may mutually agree with respect to any or all Reorganizations (the "Closing Date"). All acts taking place at the closing of a Reorganization ("Closing") shall, subject to the satisfaction or waiver of the conditions in this Agreement, be deemed to take place simultaneously as of the later of [7:01 p.m.]7:01 p.m. Eastern time or the finalization of the applicable Target Fund's net asset value on the Closing Date of that Reorganization, unless otherwise agreed to by the parties (the "Closing Time"). The Closing of each Reorganization shall be held in person, by facsimile, email or such other communication means as the parties may reasonably agree.

3.2.   With respect to each Reorganization:

(a)   The Target Fund's portfolio securities, investments or other assets that are represented by a certificate or other written instrument shall be presented, transferred and delivered by the Target Fund's custodian (the "Target Custodian") as of the Closing Time to the Acquiring Fund's custodian for the account of the Acquiring Fund duly endorsed in proper form for transfer and in such condition as to constitute good delivery thereof. The Target Fund shall direct the Target Custodian to deliver to the Acquiring Fund's custodian as of the Closing Date by book entry, in accordance with the customary practices of Target Custodian and any securities depository (as defined in Rule 17f-4 under the 1940 Act), in which the Assets are deposited, the Target Fund's portfolio securities and instruments so held. The Target Fund's portfolio securities represented by a certificate or other written instrument shall be presented by the Target Custodian to the Acquiring Fund's custodian. A draft of such presentation shall be made for examination no later than five (5) business days preceding the Closing Date, and such final certificates and other written instruments shall be transferred and delivered by the Target Custodian as of the Closing Time for the account of the Acquiring Fund duly endorsed in proper form for transfer in such condition as specified by the Acquiring Fund's custodian so as to constitute good delivery thereof. The cash to be transferred by the Target Fund shall be delivered to the Acquiring Fund's custodian by wire transfer of federal funds or other appropriate means on the Closing Date. If the Target Fund is unable to make such delivery on the Closing Date in the manner contemplated by this Section for the reason that any of such securities or other investments purchased prior to the Closing Date have not yet been delivered to the Target Fund or its broker, then the Acquiring Fund may, in its sole discretion, waive the delivery requirements of this Section with respect to the undelivered securities or other investments if the Target Fund has, by or on the Closing Date, delivered to the Acquiring Fund or its custodian executed copies of an agreement of assignment and escrow and due bills executed on behalf of said broker or brokers, together with such other documents as may be required by the Acquiring Fund or its custodian, such as brokers' confirmation slips.

(b)   The Target Entity shall direct the Target Custodian for the Target Fund to deliver, at the Closing or as soon as practicable thereafter, a certificate of an authorized officer stating that (i) except as permitted by Section 3.2(a), the Assets have been delivered in proper form to the Acquiring Fund no later than the Closing Time on the Closing Date, and (ii) all necessary Taxes (as defined below) in connection with the delivery of the Assets, including all applicable federal, state and foreign stock transfer stamps, if any, have been paid or provision for payment has been made. At the Closing, or as soon as practicable thereafter, the Acquiring Entity will cause the custodian for the Acquiring Fund to deliver a certificate of an authorized officer acknowledging that the Acquiring Fund has received the Target Fund portfolio securities, cash and any other Assets as of the final settlement date for such transfers.

(c)   At such time prior to the Closing Date as the parties mutually agree, the Target Fund shall provide instructions and related information to the Acquiring Fund or its transfer agent with respect to the Target Fund Shareholders, including names, addresses, dividend reinvestment elections, if any, and tax withholding status of the Target Fund Shareholders as of the date agreed upon (such information to be updated as of the Closing Date, as necessary). The Acquiring Fund and its transfer agent shall have no obligation to inquire as to the validity, propriety or correctness of any such instruction, information or documentation, but shall, in each case, assume that such instruction, information or documentation is valid, proper, correct and complete.

(d)   The Target Entity shall direct the transfer agent for a Target Fund (the "Target Transfer Agent") to deliver to the Acquiring Fund at the Closing a certificate of an authorized officer stating that its records, as provided to the Acquiring Fund, contain the names and addresses of the Target Fund Shareholders and the number of outstanding shares of each class owned by each such shareholder immediately prior to the Closing. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.

(e)   In the event that on the Closing Date (i) the NYSE or another primary trading market for portfolio securities of the Target Fund (each, an "Exchange") shall be closed to trading or trading thereupon shall be restricted, or (ii) trading or the reporting of trading on such Exchange or elsewhere shall be disrupted so that, in the judgment of the board of trustees of the Acquiring Entity or the Target Entity, or the authorized officers of such entities, accurate appraisal of the value of the net assets of the Acquiring Fund or the Target Fund, respectively, is impossible or impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored or such later dates as may be mutually agreed in writing by an authorized officer of each party.

4.   REPRESENTATIONS AND WARRANTIES

4.1.   The Target Entity, on behalf of itself or, where applicable a Target Fund, represents and warrants to the Acquiring Entity and Acquiring Fund as follows:

(a)   The Target Entity is a voluntary association with transferable shares, of the type commonly referred to as a "Massachusetts business trust," and is validly existing under the laws of the Commonwealth of Massachusetts with power under the Target Entity's governing documents (including bylaws), as applicable ("Governing Documents") and Massachusetts law, to own all of its Assets, to carry on its business as it is now being conducted and to enter into this Agreement and perform its obligations hereunder. The Target Fund is a duly established and designated separate series of the Target Entity;

(b)   The Target Entity is a registered investment company classified as a management company of the open-end type, and its registration with the U.S. Securities and Exchange Commission (the "Commission") as an investment company under the 1940 Act, and the registration of the shares of the Target Fund under the Securities Act of 1933, as amended ("1933 Act"), are in full force and effect, and will be in full force and effect on the Closing Date, and, to the knowledge of the Target Fund, no action or proceeding to revoke or suspend such registrations is pending, or threatened. All issued and outstanding shares of the Target Fund have been offered for sale in conformity in all material respects with applicable federal and state securities laws;

(c)   No consent, approval, authorization, or order of any court or governmental authority or the Financial Industry Regulatory Authority ("FINRA") is required for the consummation by the Target Fund and the Target Entity of the transactions contemplated herein, except such as have been obtained or will be obtained prior to the Closing Date under the 1933 Act, the Securities Exchange Act of 1934, as amended ("1934 Act"), the 1940 Act, and state securities or blue sky laws (which term as used herein shall include the laws of the District of Columbia and of Puerto Rico), each of which, as required, shall have been obtained on or prior to the Closing Date. No consent of or notice to any other third party or entity is required for the consummation by the Target Fund of the transactions contemplated by this Agreement;

(d)   To the knowledge of the Target Fund, the current prospectus and statement of additional information and current shareholder reports of the Target Fund, and each prospectus and statement of additional information and shareholder reports of the Target Fund used at all times during the three (3) years prior to the date of this Agreement, conform or conformed at the time of its use in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and does not or did not at the time of its use include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading;

(e)   To the knowledge of the Target Fund, the Target Fund is in compliance in all material respects with, and during the three (3) years prior to the date of this Agreement was in compliance in all material respects with, the requirements of, and the rules and regulations under, the 1933 Act, the 1934 Act and the 1940 Act, state securities laws and all other applicable federal and state laws or regulations. To the knowledge of the Target Fund, (i) the Target Fund is in compliance in all material respects with, and during the three (3) years prior to the date of this Agreement was in compliance in all material respects with, its investment objectives, policies, guidelines and restrictions and compliance procedures, and (ii) the value of the Net Assets of the Target Fund is, and during such period was, determined using portfolio valuation methods that, in the reasonable judgment of the Target Fund, comply in all material respects with the requirements of the 1940 Act and the rules and regulations of the Commission thereunder and the pricing and valuation policies of the Target Fund, and (iii) there have been no material miscalculations of the net asset value of the Target Fund or the net asset value per share of the Target Fund (or any class thereof) during the twelve (12) month period preceding the date hereof that, individually or in the aggregate, would have a material adverse effect on the Target Fund or its Assets and that have not been remedied or will not be remedied prior to the Closing Date in accordance with industry practice, and all such calculations have been made in accordance with the applicable provisions of the 1940 Act. To the knowledge of the Target Fund, all advertising and sales material used by the Target Fund during the twelve (12) months prior to the date of this Agreement complied in all material respects, at the time such material was used, with applicable law and the rules and regulations of FINRA;

(f)   Except as otherwise disclosed to and accepted, in writing, by or on behalf of the Acquiring Fund, the Target Fund will as of the Closing Time have good and marketable title to the Assets and full right, power, and authority to sell, assign, transfer and deliver such Assets free of adverse claims, including any liens or other encumbrances, and upon delivery and payment for such Assets, the Acquiring Fund will acquire good and marketable title thereto, free of adverse claims and subject to only those restrictions on the full transfer thereof as when they were held by the Target Fund, including, without limitation, such restrictions as might arise under the 1933 Act, provided that the Acquiring Fund will, as applicable, acquire assets that are segregated as collateral for the Target Fund's derivative positions, including without limitation as collateral for swap positions and as margin for futures and options positions, subject to such segregation and liens that apply to such Assets;

(g)   Except as otherwise disclosed to and accepted, in writing, by or on behalf of the Acquiring Fund, the Target Fund is not engaged currently, and the execution, delivery and performance of this Agreement will not result, in (i) a material violation of the Target Entity's Governing Documents or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Target Fund or the Target Entity is a party or by which it is bound, or (ii) the acceleration of any obligation, or the imposition of any lien, encumbrance, penalty or additional fee under any agreement, indenture, instrument, contract, lease, judgment or decree to which the Target Fund or Target Entity is a party or by which it is bound;

(h)   To the knowledge of the Target Fund, except as otherwise disclosed to and accepted, in writing, by or on behalf of the Acquiring Fund, all material contracts or other commitments of the Target Fund (other than this Agreement and certain investment contracts, including swap agreements, options, futures and forward contracts) will terminate or be terminated with respect to the Target Fund without liability to the Target Fund or may otherwise be assigned to the Acquiring Fund without the payment of any fee (penalty or otherwise) or acceleration of any obligations of the Target Fund on or prior to the Closing Date, provided that such assigned contracts are identified on Schedule 4.1(h);

(i)   To the knowledge of the Target Fund, except as set forth on Schedule 4.1(i), no litigation or administrative proceeding or investigation of or before any court, tribunal, arbitrator, governmental body, regulatory agency or FINRA is presently pending or threatened against the Target Fund or Target Entity, and no such litigation, proceeding or investigation, if adversely determined, would materially and adversely affect the Target Fund's financial condition or the conduct of its business or the Target Fund's ability to consummate the transactions contemplated by this Agreement. The Target Fund and the Target Entity, without any special investigation or inquiry, know of no facts that might form the basis for the institution of such proceedings and neither the Target Entity nor the Target Fund is a party to or subject to the provisions of any order, decree or judgment of any court, governmental body, regulatory agency or FINRA that materially and adversely affects its business or its ability to consummate the transactions herein contemplated. The Target Fund (i) has not entered into any contract or agreement or amendment of any contract or agreement or terminated any contract or agreement, in each case material to the operation of the Target Fund, except as otherwise contemplated by this Agreement or as disclosed to the Acquiring Fund; (ii) has not incurred any indebtedness, other than in the ordinary course of business consistent with the investment objective and policies of the Target Fund; (iii) has not entered into any amendment of its Governing Documents that has not been disclosed to the Acquiring Fund; (iv) does not have outstanding any grant or imposition of any lien, claim, charge or encumbrance (other than encumbrances arising in the ordinary course of business) upon any asset of the Target Fund other than a lien for Taxes (as defined below) not yet due and payable or as contemplated by Section 4.1(f); and (v) has not entered into any agreement or made any commitment to do any of the foregoing except as disclosed to the Acquiring Fund;

(j)   The financial statements of the Target Fund for the most recently completed fiscal year have been, or will be, audited by the independent registered public accounting firm identified in the Target Fund's prospectus or statement of additional information included in the Target Fund's registration statement on Form N-1A. To the knowledge of the Target Fund, such statements, as well as the unaudited, semi-annual financial statements for the semi-annual period next succeeding the Target Fund's most recently completed fiscal year, if any, are or will be, as applicable, prepared in accordance with GAAP consistently applied, and such statements (copies of which, if available, have been furnished or made available to the Acquiring Fund) present fairly, or will present fairly, in all material respects, the financial condition of the Target Fund as of such date in accordance with GAAP, and there are no known contingent liabilities of the Target Fund required to be reflected on a balance sheet (including the notes thereto) in accordance with GAAP as of such date not disclosed therein. No significant deficiency, material weakness, fraud, significant change or other factor that could significantly affect the internal controls of the Target Fund has been disclosed or, to the knowledge of the Target Fund, is required to be disclosed in the Target Fund's reports on Form N-CSR and, to the knowledge of the Target Fund, no such disclosure will be required as of the Closing Date;

(k)   Since the last day of the Target Fund's most recently completed fiscal year, there has not been any material adverse change in the Target Fund's financial condition, assets, liabilities or business, other than changes occurring in the ordinary course of business, except as otherwise disclosed to and accepted by the Acquiring Fund in writing. For the purposes of this subparagraph, a decline in net asset value due to declines in market values of securities held by the Target Fund, the redemption of the Target Fund's shares by shareholders of the Target Fund or the discharge of the Target Fund's ordinary course liabilities shall not constitute a material adverse change;

(l)   To the knowledge of the Target Fund, on the Closing Date, all Tax Returns (as defined below) of the Target Fund required by law to have been filed by such date (including any extensions) for the prior three (3) taxable years for which Tax Returns have been due shall have been filed and are or will be true, correct and complete in all material respects, and all Taxes (as defined below) shown as due or claimed to be due by any government entity shall have been paid or provision has been made for the payment thereof. To the Target Fund's knowledge, no such Tax Return is currently under audit by any federal, state, local or foreign Tax authority; no assessment has been asserted with respect to such Tax Returns; there are no levies, liens or other encumbrances on the Target Fund or its assets resulting from the non-payment of any Taxes; no waivers of the time to assess any such Taxes are outstanding nor are any written requests for such waivers pending; and adequate provision has been made in the Target Fund financial statements for all Taxes in respect of all periods ended on or before the date of such financial statements. To the Target Fund's knowledge, no claim has ever been made by a taxing authority in a jurisdiction where the Target Fund does not file a Tax Return that the Target Fund is or may be subject to taxation in that jurisdiction. To the knowledge of the Target Fund, the Target Fund is in compliance in all material respects with applicable regulations of the Internal Revenue Service (the "Service") pertaining to the reporting of distributions on and redemptions of its shares of beneficial interest and to withholding in respect of distributions to shareholders, and is not liable for any material penalties that could be imposed thereunder. As used in this Agreement, "Tax" or "Taxes" means any tax, governmental fee or other like assessment or charge of any kind whatsoever (including, but not limited to, excise tax and withholding on amounts paid to or by any person), together with any interest, penalty, addition to tax or additional amount imposed by any governmental authority (whether domestic, foreign, federal, state or local) responsible for the imposition of any such tax. "Tax Return" means reports, returns, information returns, dividend reporting forms, elections, agreements, declarations, or other documents or reports of any nature or kind (including any attached schedules, supplements and additional or supporting material) filed or required to be filed or furnished or required to be furnished with respect to Taxes, including any claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto);

(m)   The Target Fund: (i) is not (and will not be as of the Closing Date) classified as a partnership, and instead is (and will be as of the Closing Date) classified as an association that is subject to Tax as a corporation for federal Tax purposes, (ii) has elected to be a regulated investment company under Subchapter M of the Code, and (iii) is a "fund," as defined in Section 851(g)(2) of the Code, that is treated as a separate corporation under Section 851(g)(1) of the Code. The Target Fund has qualified for treatment as a regulated investment company for each taxable year since inception that has ended prior to the Closing

Date and will have satisfied the requirements of Part I of Subchapter M of the Code to maintain such qualification for the period beginning on the first day of its current taxable year and ending on the Closing Date, and for each such taxable year (or portion thereof), the Target Fund has been eligible to compute its federal income tax under Section 852 of the Code. The Target Fund will satisfy the diversification requirements of Section 851(b)(3) of the Code without regard to the last sentence of Section 851(d)(1) of the Code as of the last taxable year quarter end of the Target Fund closing on or before the Closing Date. The Target Fund will not have as of the Closing Date any material tax liability under Sections 852 or 4982 of the Code for any period ended on or before the Closing Date. The Target Fund has no earnings or profits accumulated with respect to any taxable year in which the provisions of Subchapter M of the Code did not apply to the Target Fund. If a Target Fund serves as a funding vehicle for variable contracts (life insurance or annuity), the Target Fund, with respect to each of its taxable years that has ended prior to the Closing Date during which it has served as such a funding vehicle, has satisfied the diversification requirements of Section 817(h) of the Code and will continue to satisfy the requirements of Section 817(h) of the Code for the period beginning on the first day of its current taxable year and ending on the Closing Date. Each Target Fund that serves as a funding vehicle for variable contracts (life insurance or annuity) has been managed and its business has been conducted so that no variable contract holder is or will be taxable on such Target Fund's income and gains as a result of the investor control doctrine. The Target Fund will not be subject to corporate-level taxation on the sale of any assets currently held by it as a result of the application of Section 337(d) of the Code and the Treasury Regulations promulgated thereunder;

(n)   The Target Fund has not changed its taxable year end within the most recent 60-month period ending on the last day of the month immediately preceding the Closing Date of a Reorganization, and it does not intend to change its taxable year end prior to the Closing Date;

(o)   The Target Fund has not undergone, has not agreed to undergo, nor, to its knowledge, is required to undergo (nor will it be required as a result of the transactions contemplated in this Agreement to undergo) a change in its method of accounting resulting in an adjustment to its taxable income pursuant to Section 481 of the Code. The Target Fund (including the Acquiring Fund as its successor) will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; or (iv) prepaid amount received on or prior to the Closing Date;

(p)   The Target Fund has not been notified in writing that any examinations of the Tax Returns of the Target Fund are currently in progress or threatened, and, to the knowledge of the Target Fund, no such examinations are currently in progress or threatened, and no deficiencies have been asserted or assessed against the Target Fund as a result of any audit by the Service or any state, local or foreign taxing authority, and, to the knowledge of the Target Fund, no such deficiency has been proposed or threatened, and there are no levies, liens or other encumbrances related to Taxes existing or known to the Target Fund to be threatened or pending with respect to the Assets of the Target Fund;

(q)   The Target Fund has no actual or potential liability for any Tax obligation of any taxpayer other than itself. The Target Fund is not currently and has never been a member of a group of corporations with which it has filed (or been required to file) consolidated, combined or unitary Tax Returns. The Target Fund is not a party to any Tax allocation, sharing, or indemnification agreement;

(r)   All issued and outstanding shares of the Target Fund are, and on the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable by the Target Entity, and are not, and on the Closing Date will not be, subject to preemptive or objecting shareholder rights. In every state where offered or sold, such offers and sales have been in compliance in all material respects with applicable registration and/or notice requirements of the 1933 Act and state and District of Columbia securities laws. All of the issued and outstanding shares of the Target Fund will, at the time of Closing, be held by the persons and in the amounts set forth in the records of the Target Transfer Agent, on behalf of the Target Fund;

(s)   The Target Entity, on behalf of the Target Fund, has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated herein. The execution, delivery and performance of this Agreement has been duly authorized by all necessary action, if any, on the part of the board of trustees of the Target Entity and, subject to the approval of the shareholders of the Target Fund (only with respect to those obligations under this Agreement that are contingent on such shareholder approval) and the due authorization, execution and delivery of this Agreement by the other parties hereto, this Agreement will constitute a valid and binding obligation of the Target Fund, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles;

(t)   The information relating to the Target Fund furnished by the Target Fund for use in no-action letters, applications for orders, registration statements, proxy materials and other documents filed or to be filed with any federal, state or local regulatory or self-regulatory authority that are necessary in connection with the transactions contemplated hereby is and will be accurate and complete in all material respects and will comply in all material respects with federal securities laws and regulations thereunder and other applicable laws and regulations applicable thereto;

(u)   As of the date of this Agreement or within a certain time thereafter as mutually agreed by the parties, the Target Fund has provided the Acquiring Fund with all information requested by the Acquiring Fund reasonably necessary for the preparation of the N-14 Registration Statement (as defined in Section 5.1(b) hereof), in compliance with the 1933 Act, the 1934 Act and the 1940 Act in connection with the meeting of shareholders of the Target Fund to approve this Agreement and the transactions contemplated hereby. As of the effective date of the N-14 Registration Statement, the date of the meeting of shareholders of the Target Fund and the Closing Date, such information provided by any Target Fund will not, to its knowledge, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading; provided, however, that the representations and warranties in this subparagraph shall not apply to statements in or omissions from the N-14 Registration Statement made in reliance upon and in conformity with information that was furnished by the Acquiring Fund for use therein;

(v)   To the knowledge of the Target Fund, the books and records of the Target Fund are true and correct in all material respects and contain no material omissions with respect to information required to be maintained under the laws, rules and regulations applicable to the Target Fund;

(w)   The Target Entity and the Target Fund have maintained any material license, permit, franchise, authorization, certification and approval required by any governmental entity in the conduct of its business (the "Licenses and Permits"). Each License and Permit has been duly obtained, is valid and in full force and effect, and is not subject to any pending or, to the knowledge of the Target Entity, threatened administrative or judicial proceeding to revoke, cancel, suspend or declare such License and Permit invalid;

(x)   The Target Entity is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code; and

(y)   The Target Fund has no unamortized or unpaid organizational fees or expenses.

4.2.   The Acquiring Entity, on behalf of each Acquiring Fund, represents and warrants to the Target Entity and corresponding Target Fund as follows:

(a)   The Acquiring Fund is duly organized as a series of the Acquiring Entity, which is a statutory trust duly formed, validly existing, and in good standing under the laws of the State of Delaware, each with power under its Governing Documents to own all of its properties and assets and to carry on its business as it is now being, and as it is contemplated to be, conducted and to enter into this Agreement and perform its obligations hereunder;

(b)   The Acquiring Entity is a registered investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act and the registration of shares of the Acquiring Fund under the 1933 Act are in full force and effect, and will be in full force and effect on the Closing Date, and no action or proceeding to revoke or suspend such registrations is pending, or to the knowledge of the Acquiring Fund, threatened;

(c)   No consent, approval, authorization, or order of any court, governmental authority or FINRA is required for the consummation by the Acquiring Fund of the transactions contemplated herein, except such as have been or will be (at or prior to the Closing Date) obtained under the 1933 Act, the 1934 Act, the 1940 Act and state securities or blue sky laws (which term as used herein shall include the laws of the District of Columbia and of Puerto Rico), each of which, as required, shall have been obtained on or prior to the Closing Date. No consent of or notice to any other third party or entity is required for the consummation by the Acquiring Fund of the transactions contemplated by this Agreement;

(d)   The prospectus and statement of additional information of the Acquiring Fund to be used in connection with the Reorganization will conform at the time of their use in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(e)   The Acquiring Fund is not engaged currently, and the execution, delivery and performance of this Agreement will not result, in (i) a material violation of the Acquiring Entity's Governing Documents or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquiring Fund or the Acquiring Entity is a party or by which it is bound, or (ii) the acceleration of any obligation, or the imposition of any lien, encumbrance, penalty, or additional fee under any agreement, indenture, instrument, contract, lease, judgment or decree to which the Acquiring Fund or the Acquiring Entity is a party or by which it is bound;

(f)   Except as set forth on Schedule 4.2(f), no litigation or administrative proceeding or investigation of or before any court, tribunal, arbitrator, governmental body, regulatory agency or FINRA is presently pending or, to the Acquiring Fund's knowledge, threatened against the Acquiring Fund, and no such litigation, proceeding or investigation, if adversely determined, would materially and adversely affect the Acquiring Fund's financial condition or the conduct of its business or the Acquiring Fund's ability to consummate the transactions contemplated by this Agreement. The Acquiring Fund and the Acquiring Entity, without any special investigation or inquiry, know of no facts that might form the basis for the institution of such proceedings and neither the Acquiring Entity nor the Acquiring Fund is a party to or subject to the provisions of any order, decree or judgment of any court, governmental body, regulatory agency or FINRA that materially and adversely affects its business or its ability to consummate the transactions herein contemplated;

(g)   The Acquiring Fund has not yet commenced operations. The Reorganization will be structured as a "shell reorganization" subject to U.S. federal income tax treatment under Section 368(a)(1) of the Code. The Acquiring Fund is, and will be at the time of Closing, a new series portfolio of the Acquiring Entity created within the last twelve (12) months, without assets or liabilities, formed for the purpose of receiving the Assets and assuming the Liabilities of the Target Fund in connection with the Reorganization and, accordingly, the Acquiring Fund has not prepared books of account and related records or financial statements or issued any shares except those issued in a private placement to LIAC or its affiliate to secure any required initial shareholder approvals;

(h)   On the Closing Date, all material Tax Returns of the Acquiring Fund required by law to have been filed by such date (including any extensions) shall have been filed and are or will be true, correct and complete in all material respects, and all Taxes shown as due or claimed to be due by any government entity shall have been paid or provision has been made for the payment thereof. To the Acquiring Fund's knowledge, no such Tax Return is currently under audit by any federal, state, local or foreign Tax authority; no assessment has been asserted with respect to such Tax Returns; there are no levies, liens or other encumbrances on the Acquiring Fund or its assets resulting from the non-payment of any Taxes; and no waivers of the time to assess any such Taxes are outstanding nor are any written requests for such waivers pending;

(i)   The Acquiring Fund: (i) was formed for the purpose of the respective Reorganization, (ii) is not (and will not be as of the Closing Date) classified as a partnership, and instead is (and will be as of the Closing Date) classified as an association that is subject to Tax as a corporation for federal Tax purposes and has elected (or will timely elect) the latter classification by filing Form 8832 with the Service, (iii) has not filed any income tax return, and intends to qualify to be a regulated investment company under Subchapter M of the Code for its taxable year which includes the Closing Date, (iv) holds and has held no property and has and has had no Tax attributes, and (v) is a "fund," as defined in Section 851(g)(2) of the Code, that is treated as a separate corporation under Section 851(g)(1) of the Code. The Acquiring Fund has no earnings or profits accumulated in any taxable year in which the provisions of Subchapter M of the Code did not apply to it;

(j)   The Acquiring Entity, on behalf of the Acquiring Fund, has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated herein. The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action, if any, on the part of the board of trustees of the Acquiring Entity, on behalf of the Acquiring Fund, and subject to the approval of shareholders of the Target Fund and the due authorization, execution and delivery of the Agreement by the other parties thereto, this Agreement will constitute a valid and binding obligation of the Acquiring Fund, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles;

(k)   The shares of the Acquiring Fund to be issued and delivered to the Target Fund, for the account of the Target Fund Shareholders, pursuant to the terms of this Agreement, have been duly authorized and, when so issued and delivered, will be duly and validly issued Acquiring Fund shares, and, upon receipt of the Target Fund's Assets in accordance with the terms of this Agreement, will be fully paid and non-assessable by the Acquiring Entity;

(l)   The Acquiring Entity is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code;

(m)   The Acquiring Fund has no unamortized or unpaid organizational fees or expenses for which it does not expect to be reimbursed by LIAC or its affiliates;

(n)   As of the effective date of the N-14 Registration Statement, the date of the meeting of shareholders of the Target Fund and the Closing Date, the information provided by any Acquiring Fund for use in the N-14 Registration Statement, including the documents contained or incorporated therein by reference will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading; provided, however, that the representations and warranties in this subparagraph shall not apply to statements in or omissions from the N-14 Registration Statement made in reasonable reliance upon and in conformity with information that was furnished by the Target Fund for use therein; and

4.3.   With respect to each Reorganization, the Target Entity, on behalf of the Target Fund, and the Acquiring Entity, on behalf of the Acquiring Fund, represents and warrants as follows:

(a)   The net asset value of the Acquiring Fund's shares that each Target Fund shareholder receives will be equal to the net asset value of the Target Fund shares it actually or constructively surrenders in exchange therefor;

(b)   The fair market value of the Assets will equal or exceed the Liabilities to be assumed by the Acquiring Fund and those to which the Assets are subject;

(c)   No expenses incurred by the Target Fund or on its behalf in connection with the Reorganization will be paid or assumed by the Acquiring Fund or any other third party unless those expenses are solely and directly related to the Reorganization (determined in accordance with the guidelines set forth in Rev. Rul. 73-54, 1973-1 C.B. 187) ("Reorganization Expenses"), and no cash or property other than Acquiring Fund shares will be transferred to the Target Fund or any of its shareholders with the intention that it be used to pay any expenses (even Reorganization Expenses) thereof; and

(d)   Immediately following consummation of the Reorganization: (1) the shareholders of the Acquiring Fund will own all the Acquiring Fund shares and will own those shares solely by reason of their ownership of the Target Fund shares immediately before the Reorganization; (2) the Acquiring Fund will hold the same Assets and will be subject to the Liabilities that the Target Fund held or was subject to immediately before the Reorganization; and (3) the amount of all distributions (other than dividends and redemption payments) Target Fund will make immediately preceding the Reorganization, will, in the aggregate, constitute less than 1% of its net assets.

5.   COVENANTS OF THE ACQUIRING ENTITY AND THE TARGET ENTITY

5.1.   With respect to each Reorganization:

(a)   The Target Fund will (i) operate its business in the ordinary course and substantially in accordance with past practice between the date hereof and the Closing Date, it being understood that, with respect to the Target Fund, such ordinary course of business may include purchases and sales of portfolio securities and other instruments, sales and redemptions of the Target Fund's shares, and the declaration and payment of customary dividends and distributions, and any other distribution that may be advisable, and (ii) use its reasonable best efforts to preserve intact its business organization and material assets and maintain the rights, franchises and business and customer relations necessary to conduct the business operations of the Target Fund in the ordinary course in all material respects. The Acquiring Fund shall take such actions as are customary to the organization of a new series prior to its commencement of operations. In order to facilitate the transfer of Assets at the Closing Date, LIAC may request in writing that JPMIM use commercially reasonable efforts, subject to JPMIM's fiduciary duty, as applicable, to limit or cease portfolio trading on behalf of the Target Fund for a period of up to three (3) days prior to the Closing Date. JPMIM agrees that it will accommodate such requests if in JPMIM's discretion such trading restrictions may practicably be implemented and are consistent with the investment objectives, policies and strategies of the Target Fund and consistent with fulfilling its fiduciary obligations as an investment adviser. No party shall take any action that would, or would reasonably be expected to, result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect.

(b)   The parties hereto shall cooperate in preparing, and the Acquiring Entity shall file with the Commission, a registration statement on Form N-14 under the 1933 Act, which shall properly register the Acquiring Fund shares to be issued in connection with the Reorganization and include a proxy statement with respect to the votes of the shareholders of the Target Fund to approve the Reorganization (the "N-14 Registration Statement"). If at any time prior to the Closing Date a party becomes aware of any untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements made not misleading in light of the circumstances under which they were made in respect of the N-14 Registration Statement, such party shall notify each other party, and the parties shall cooperate in promptly preparing and filing with the Commission and, if appropriate, distributing to shareholders appropriate disclosure with respect to the item. The Target Fund agrees to mail or otherwise deliver (e.g., by electronic means consistent with applicable regulations governing their use) to its respective shareholders of record entitled to vote at the special meeting of shareholders at which action is to be considered regarding this Agreement, in sufficient time to comply with requirements as to notice thereof, the prospectus/proxy statement contained in the N-14 Registration Statement and other documents as are necessary, which each comply in all material respects with the applicable provisions of Section 14(a) of the 1934 Act and Section 20(a) of the 1940 Act, and the rules and regulations, respectively, thereunder.

(c)   The Target Entity will call a meeting of the shareholders of the Target Fund to be held prior to the Closing Date to consider and act upon this Agreement and to take all other action necessary to seek to obtain the required shareholder approval of the transactions contemplated herein.   In the event that the Target Fund does not achieve a quorum or receives insufficient votes from shareholders to approve the proposal, the meeting may be postponed or adjourned as permitted under the Target Entity's Governing Documents, applicable law and the N-14 Registration Statement in order to permit further solicitation of proxies, for a period of up to 120 days or such longer period as is mutually agreed upon by the parties.

(d)   The Target Fund covenants that the Acquiring Fund's shares to be issued pursuant to this Agreement are not being acquired for the purpose of making any distribution thereof, other than in accordance with the terms of this Agreement.

(e)   The Target Entity will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Target Fund's shares, and will assist the Acquiring Fund and LIAC in obtaining copies of any books and records of the Target Fund from its service providers reasonably requested by the Acquiring Entity or LIAC.

(f)   The Target Entity will provide the Acquiring Fund with: (i) a schedule, as set forth in this Schedule 5.1(f), certified by the Treasurer of the Target Entity, stating that the various statements, books and records set forth in Schedule 5.1(f) exist and specifying the location of such statements, books and records and the means by which the Acquiring Entity can access them (the "Schedule of Statements, Books and Records"); and (ii) FASB ASC 740-10 (formerly FIN 48) work papers and supporting statements pertaining to the Target Fund relating to any taxable years of the Target Fund not closed by the applicable Tax statute of limitations (the "ASC 740-10 Workpapers"). The Schedule of Statements, Books and Records shall be provided at the Closing. The ASC 740-10 Workpapers shall be provided at least sixty (60) days prior to the Closing Date.

(g)   The Target Fund will prepare and deliver to the Acquiring Fund at least five (5) business days prior to the Closing Date a statement of the Assets and the Liabilities of the Target Fund as of such date for review and agreement by the parties to determine that the Assets and the Liabilities of the Target Fund are being correctly determined in accordance with the terms of this Agreement. The Target Fund will deliver at the Closing a statement of Assets and Liabilities of the Target Fund as of the Closing Date, certified by the Treasurer of the Target Entity.

(h)   Subject to the provisions of this Agreement, the Acquiring Fund and the Target Fund will each take, or cause to be taken, all action, and do or cause to be done all things, reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

(i)   As soon as is reasonably practicable after the Closing, the Target Fund will make one or more distributions to its shareholders consisting of all shares of the applicable class of the Acquiring Fund received at the Closing, as set forth in Section 1.2(d) hereof.

(j)   The Acquiring Fund and the Target Fund shall each use their reasonable best efforts prior to Closing to fulfill or obtain the fulfillment of the conditions precedent to effect the transactions contemplated by this Agreement.

(k)   The Target Fund shall, from time to time, as and when reasonably requested by the Acquiring Fund, execute and deliver or cause to be executed and delivered all such assignments and other instruments, and will take or cause to be taken such further action, as the Acquiring Fund may reasonably deem necessary or desirable in order to vest in and confirm the Acquiring Fund's title to and possession of all the Assets and otherwise to carry out the intent and purpose of this Agreement.

(l)   The Acquiring Fund shall, from time to time, as and when reasonably requested by the Target Fund, execute and deliver or cause to be executed and delivered all such assumption agreements and other instruments, and will take or cause to be taken such further action, as the Target Fund may reasonably deem necessary or desirable in order for the Acquiring Fund to assume the Target Fund's Liabilities and otherwise to carry out the intent and purpose of this Agreement.

(m)   The Acquiring Fund will use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state blue sky or securities laws as may be necessary in order to continue its operations after the Closing Date.

(n)   The parties intend that each Reorganization will qualify as a reorganization with the meaning of Section 368(a) of the Code. None of the parties to this Agreement shall take any action or cause any action to be taken (including, without limitation the filing of any Tax Return) that is inconsistent with such treatment or results in the failure of a Reorganization to qualify as a reorganization with the meaning of Section 368(a) of the Code.

(o)   At or prior to the Closing, the Target Fund shall have delivered to the Acquiring Fund copies of: (i) any legal opinions that have been issued to or for the benefit of the Target Fund and which have continuing relevance and (ii) with respect to any wholly owned subsidiaries of the Target Fund (if any), any organizational documents, including without limitation, the declarations of trust, articles of incorporation and bylaws, together with the board meeting minutes and consent of directors or trustees and shareholders.

6.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE TARGET ENTITY

6.1.   With respect to each Reorganization, the obligations of the Target Entity, on behalf of the Target Fund, to consummate the transactions provided for herein shall be subject to the performance, or to the extent legally permissible, the Target Entity's waiver, of the obligations to be performed by the Acquiring Fund hereunder on or before the Closing Date and, in addition thereto, the following conditions:

(a)   All representations and warranties of the Acquiring Fund and the Acquiring Entity contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Time, with the same force and effect as if made on and as of the Closing Time;

(b)   The Acquiring Entity shall have delivered to the Target Entity as of the Closing Time a certificate executed in its name by its President or Vice President and Treasurer, in form and substance reasonably satisfactory to Target Entity and dated as of the Closing Date, to the effect that the representations and warranties of or with respect to the Acquiring Entity and Acquiring Fund made in this Agreement are true and correct at and as of the Closing Time, except as they may be affected by the transactions contemplated by this Agreement;

(c)   The Acquiring Entity and the Acquiring Fund shall have performed all of the covenants and complied with all of the provisions required by this Agreement to be performed or complied with by the Acquiring Entity and the Acquiring Fund, on or before the Closing Time;

(d)   The Target Fund and the Acquiring Fund shall have agreed on the number of full and fractional shares of each class of the Acquiring Fund to be issued in connection with the Reorganization after such number has been calculated in accordance with Section 1.2 hereto;

(e)   As of the Closing Date, there shall have been no material change in the investment objectives, policies and restrictions or any increase in the investment management fee rate or other fee rates that the Acquiring Fund is contractually obligated to pay for services provided to the Acquiring Fund from those described in the N-14 Registration Statement;

(f)   The Target Entity shall have received from the Target Transfer Agent a certificate stating that it has received from the Acquiring Entity the number of shares of the Acquiring Fund equal in value to the value of the shares of the Target Fund as of the time and date set forth in Section 3; and

(g)   The Target Entity shall have received on the Closing Date the opinion of Dechert LLP ("Dechert"), counsel to the Target Entity (which may rely on certificates of officers or trustees of the Acquiring Entity), dated as of the Closing Date, covering the following points:

(i)   The Acquiring Entity is a statutory trust duly formed, validly existing and in good standing under the laws of the State of Delaware, and has the trust power to own all of the Acquiring Fund's properties and assets and to carry on its business, including that of the Acquiring Fund, as a registered investment company;

(ii)   The Acquiring Entity is a registered investment company classified as a management company of the open-end type with respect to each series of shares it offers, including the Acquiring Fund, under the 1940 Act, and its registration with the Commission as an investment company under the 1940 Act is in full force and effect;

(iii)   The Agreement has been duly authorized by the Acquiring Entity on behalf of the Acquiring Fund and, assuming due authorization, execution and delivery of the Agreement by the Target Entity, the Target Fund and JPMIM, it is a valid and binding obligation of the Acquiring Entity, on behalf of the Acquiring Fund, enforceable against it in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, fraudulent conveyance, reorganization, receivership, moratorium and other similar laws relating to or affecting creditors' rights generally, general equity principles (whether considered in a proceeding in equity or at law) and to an implied covenant of good faith and fair dealing;

(iv)   The Acquiring Fund shares to be issued to the Target Fund as provided by this Agreement are duly authorized, upon such delivery will be validly issued and upon receipt of the Target Fund's Assets will be fully paid and non-assessable by the Acquiring Entity, and no shareholder of an Acquiring Fund has any preemptive rights to subscription or purchase in respect thereof; and

(v)   The execution and delivery of the Agreement did not, and the consummation of the transactions contemplated hereby will not, result in a violation of the Acquiring Entity's Governing Documents or a breach or default under any material contract, agreement, instrument or other document pertaining to, or material to the business or financial condition of, the Acquiring Fund, or, to the knowledge of such counsel, result in the acceleration of any obligation or the imposition of any penalty under any such agreement.

7.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING ENTITY

7.1.   With respect to each Reorganization, the obligations of the Acquiring Entity, on behalf of the Acquiring Fund, to consummate the transactions provided for herein shall be subject to the performance, or to the extent legally permissible, the Acquiring Fund's waiver, of the obligations to be performed by the Target Fund hereunder on or before the Closing Date and, in addition thereto, the following conditions:

(a)   All representations and warranties of the Target Entity and the Target Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Time, with the same force and effect as if made on and as of the Closing Time;

(b)   The Target Entity, on behalf of the Target Fund, shall have delivered to the Acquiring Entity (i) a statement of the Target Fund's Assets and Liabilities, as of the Closing Date, certified by the Treasurer of the Target Entity, (ii) the Schedule of Statements, Books and Records, (iii) in electronic form, to the extent permitted by applicable law, all information pertaining to, or necessary or useful in the calculation or demonstration of, the investment performance of the Target Fund, and (iv) the ASC 740-10 Workpapers. The information to be provided under (ii) and (iv) of this subsection shall be provided in accordance with the timing set forth in Section 5.1(f) hereof;

(c)   The Target Entity shall have delivered to the Acquiring Entity as of the Closing Time a certificate executed in its name by its President or Vice President and Treasurer, in form and substance satisfactory to the Acquiring Entity and dated as of the Closing Date, to the effect that the representations and warranties of or with respect to the Target Entity and Target Fund made in this Agreement are true and correct at and as of the Closing Time;

(d)   The Target Custodian and the Target Transfer Agent shall have delivered the certificates contemplated by Sections 3.2(b) and 3.2(d) of this Agreement, respectively, and the Target Transfer Agent or the Target Entity's President or Vice President shall have delivered the certificate contemplated by Section 5.1(f) of this Agreement, each duly executed by an authorized officer of the Target Custodian, the Target Transfer Agent, the Target Entity's President or the Target Entity's Vice President, as applicable;

(e)   The Target Entity and the Target Fund shall have performed all of the covenants and complied with all of the provisions required by this Agreement to be performed or complied with by the Target Entity and the Target Fund, on or before the Closing Time;

(f)   The Target Fund and the Acquiring Fund shall have agreed on the number of full and fractional shares of each class of the Acquiring Fund set forth on Exhibit A hereto to be issued in connection with the Reorganization after such number has been calculated in accordance with Section 1.2 hereto;

(g)   The Target Entity shall have duly executed and delivered to the Acquiring Entity, on behalf of the Target Fund, such bills of sale, assignments, certificates and other instruments of transfer, including transfer instructions to the Target Custodian and instructions to the Acquiring Fund's transfer agent as the Acquiring Entity may reasonably deem necessary or desirable to evidence the transfer to the Acquiring Fund by the Target Fund all of the right, title and interest of the Target Fund in and to the respective Assets of the Target Fund. In each case, the Assets of the Target Fund shall be accompanied by all necessary state stock transfer stamps or cash for the appropriate purchase price therefor;

(h)   The Acquiring Entity shall have received at the Closing: (i) a certificate of an authorized signatory of the Target Custodian stating that the Assets of the Target Fund have been delivered to the Acquiring Fund; (ii) a certificate of an authorized signatory from the custodian for the Acquiring Fund stating that the Assets of the Target Fund have been received; (iii) a certificate of an authorized officer of the Target Transfer Agent confirming that the transfer agent has delivered its records containing the names and addresses of the record holders of the Target Fund's shares and the number and percentage (to four decimal places) of ownership of the Target Fund owned by each such holder as of the Closing Date; and (iv) the Tax books and records of the Target Fund, including but not limited to, for purposes of preparing any Tax Returns required by law to be filed after the Closing Date;

(i)   As of the Closing Date, there shall have been no material change in the investment objectives, policies and restrictions or any increase in the investment management fee rate or other fee rates that the Target Fund is contractually obligated to pay for services provided to the Target Fund from those described in the N-14 Registration Statement; and

(j)   The Acquiring Entity shall have received on the Closing Date an opinion of Dechert, counsel to the Target Entity (which may rely on certificates of officers or trustees of the Target Entity), covering the following points:

(i)   The Target Entity is a voluntary association with transferable shares, of the type commonly referred to as a "Massachusetts business trust," and is validly existing under the laws of the Commonwealth of Massachusetts with power under the Target Entity's Governing Documents and Massachusetts law to own all of its Assets, and to conduct its business, including that of the Target Fund, as described in its organizational documents or in the most recently filed registration statement of the Target Fund;

(ii)   The Target Entity is a registered investment company classified as a management company of the open-end type with respect to itself and, if applicable, each series of shares it offers, including the Target Fund, under the 1940 Act, and its registration with the Commission as an investment company under the 1940 Act is in full force and effect;

(iii)   The Agreement has been duly authorized by the Target Entity on behalf of Target Fund and, assuming due authorization, execution and delivery of the Agreement by the Acquiring Entity, the Acquiring Fund and LIAC, is a valid and binding obligation of the Target Entity, on behalf of the Target Fund, enforceable against the Target Entity in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, fraudulent conveyance, reorganization, receivership, moratorium and other similar laws relating to or affecting creditors' rights generally, general equity principles (whether considered in a proceeding in equity or at law) and to an implied covenant of good faith and fair dealing; and

(iv)   The execution and delivery of the Agreement did not, and the consummation of the transactions contemplated hereby will not, result in a violation of, as appropriate, the Target Entity's Governing Documents or a breach or default under any material contract, agreement, instrument or other document pertaining to, or material to the business or financial condition of, the Target Fund, or, to the knowledge of such counsel, result in the acceleration of any obligation or the imposition of any penalty under any such agreement.

8.   FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING ENTITY AND THE TARGET ENTITY

With respect to each Reorganization, if any of the conditions set forth below have not been satisfied on or before the Closing Date with respect to the Target Fund or the Acquiring Fund, the Acquiring Entity or Target Entity, respectively, shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

8.1.   The Agreement shall have been approved by the requisite vote of the holders of the outstanding shares of the Target Fund in accordance with the provisions of the Target Entity's Governing Documents, applicable law of the Commonwealth of Massachusetts, and the 1940 Act, and certified copies of the voting record from the proxy solicitor evidencing such approval shall have been delivered to the Acquiring Fund. Notwithstanding anything herein to the contrary, neither the Target Fund nor the Acquiring Fund may waive the conditions set forth in this Section 8.1;

8.2.   The Agreement and transactions contemplated herein shall have been approved by the board of trustees of the Target Entity and the board of trustees of the Acquiring Entity and each party shall have delivered to the other party a copy of the resolutions approving this Agreement and the transactions contemplated in connection herewith adopted by such party's board of trustees, certified by the secretary or equivalent officer. Notwithstanding anything herein to the contrary, neither the Target Fund nor the Acquiring Fund may waive the conditions set forth in this Section 8.2;

8.3.   On the Closing Date, no action, suit or other proceeding shall be pending or, to the Target Entity's or the Acquiring Entity's knowledge, threatened before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein;

8.4.   All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities deemed necessary by the Acquiring Fund or Target Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not result in a material adverse effect on the Acquiring Fund or the Target Fund, provided that either party hereto may for itself waive any of such conditions;

8.5.   The N-14 Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act;

8.6.   The Target Entity and the Acquiring Entity shall have received on or before the Closing Date an opinion of Dechert in form and substance reasonably acceptable to the Target Entity and the Acquiring Entity, as to the matters set forth on Schedule 8.6. In rendering such opinion, Dechert may request and rely upon representations contained in certificates of officers of the Target Entity, the Acquiring Entity and others, and the officers of the Target Entity and the Acquiring Entity shall use their best efforts to make available such truthful certificates. Such opinion shall contain such limitations as shall be in the opinion of Dechert appropriate to render the opinions expressed therein. Subject to receipt of the certificates referenced in this Section 8.6 and absent a change of law or change of fact between the date of this Agreement and the Closing, the Acquiring Fund agrees that such opinion shall state that the Reorganization will qualify as a "reorganization" under Section 368(a)(1) of the Code. Notwithstanding anything herein to the contrary, neither the Acquiring Entity nor the Target Entity may waive the conditions set forth in this paragraph 8.6;

9.   FEES AND EXPENSES

9.1.   The parties hereto represent and warrant to each other that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

9.2.   Except as otherwise stated herein, LIAC and JPMIM will bear the expenses of the Target Entity and Acquiring Entity relating to the Reorganizations, whether or not the Reorganizations are consummated. The expenses of the Reorganizations shall include costs associated with obtaining board approvals, any necessary order of exemption from the 1940 Act, organizing each Acquiring Fund, preparation, printing and distribution of the N-14 Registration Statement for each Reorganization (including the prospectus/proxy statement contained therein), preparation and filing other necessary reorganization documents with the SEC to effect the Reorganization, legal fees, accounting fees, audit fees, proxy solicitation fees, taxes and stamps, expenses of holding shareholders' meetings, and other related administrative or operational costs (including, for example, brokerage commissions, transfer fees, exchange fees, and securities registration fees). LIAC and JPMIM will not bear any costs relating to the Reorganizations other than as described in this Agreement.

10.   COOPERATION AND EXCHANGE OF INFORMATION

With respect to each Reorganization, prior to the Closing and for a reasonable time thereafter, the Target Entity and the corresponding Acquiring Entity will provide each other and their respective representatives with such cooperation, assistance and information as is reasonably necessary (i) for the filing of any Tax Return, for the preparation for any audit, and for the prosecution or defense of any claim, suit or proceeding relating to any proposed adjustment, or (ii) for any financial accounting purpose. Each such party or their respective agents will retain until the applicable period for assessment under applicable law (giving effect to any and all extensions or waivers) has expired all returns, schedules and work papers and all material records or other documents relating to Tax matters and financial reporting of Tax positions of the Target Fund and the Acquiring Fund for its taxable period first ending after the Closing of the applicable Reorganization and for all prior taxable periods for which the statute of limitation had not run at the time of the Closing, provided that a Target Entity shall not be required to maintain any such documents that it has delivered to the Acquiring Fund.

11.   INDEMNIFICATION

11.1.   With respect to each Reorganization, the Acquiring Entity, out of the assets of the applicable Acquiring Fund, agrees to indemnify and hold harmless the Target Entity and each of the Target Entity's officers and trustees from and against any and all losses, claims, damages, liabilities or expenses (including, without limitation, the payment of reasonable legal fees and reasonable costs of investigation) to which, jointly and severally, the Target Entity or any of its trustees or officers may become subject, insofar as such loss, claim, damage, liability or expense (or actions with respect thereto) arises out of or is based on any breach by the Acquiring Entity, on behalf of the applicable Acquiring Fund, of any of its representations, warranties, covenants or agreements set forth in this Agreement. This indemnification obligation shall survive the termination of this Agreement and the Closing of the Reorganization.

11.2.   With respect to each Reorganization, the Target Entity, out of the assets of the applicable Target Fund, agrees to indemnify and hold harmless the Acquiring Entity and each of the Acquiring Entity's officers and trustees from and against any and all losses, claims, damages, liabilities or expenses (including, without limitation, the payment of reasonable legal fees and reasonable costs of investigation) to which, jointly and severally, the Acquiring Entity or any of its trustees or officers may become subject, insofar as such loss, claim, damage, liability or expense (or actions with respect thereto) arises out of or is based on any breach by the Target Entity, on behalf of the applicable Target Fund, of any of its representations, warranties, covenants or agreements set forth in this Agreement. This indemnification obligation shall survive the termination of this Agreement and the Closing of the Reorganization.

12. ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES AND COVENANTS

12.1. Except as described in Section 9.2, each party agrees that no party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

12.2. The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder. The covenants to be performed after the Closing shall survive the Closing.

13. TERMINATION

This Agreement may be terminated and the transactions contemplated hereby may be abandoned with respect to one or more (or all) Reorganizations at any time prior to the Closing Date by: (i) mutual agreement of the parties; (ii) either the Acquiring Entity or the Target Entity if the Closing shall not have occurred on or before [DATE]; unless such date is extended by mutual agreement of the Acquiring Entity and the Target Entity; (iii) any party if one or more other parties shall have materially breached its obligations under this Agreement or made a material misrepresentation herein or in connection herewith which would render a condition set forth in this Agreement unable to be satisfied; or (iv) by the board of trustees of either the Target Entity or Acquiring Entity. In the event of any such termination, this Agreement shall become void and there shall be no liability hereunder on the part of any party or their respective directors/trustees or officers, except for (a) any such material breach or intentional misrepresentation or (b) the parties' respective obligations under Sections 9.2 and 11, as to each of which all remedies at law or in equity of the party adversely affected shall survive.

14. AMENDMENTS

This Agreement may be amended, modified or supplemented in a writing signed by the parties hereto to be bound by such Amendment; provided, however, that following the meeting of the shareholders of the Target Fund called pursuant to Section 5.1(c) of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of shares of the Acquiring Fund to be issued to the shareholders of the Target Fund under this Agreement to the detriment of such shareholders without their further approval.

15. NOTICES

Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by facsimile, electronic delivery, personal service or prepaid or certified mail addressed to:

For the Acquiring Entity and LIAC:
c/o Lincoln Investment Advisors Corporation
150 N. Radnor Chester Road
Radnor, PA 19087
Fax: _____
Attn: Jayson Bronchetti, President

With a copy to:

Dechert LLP

650 Town Center Drive
Suite 700
Costa Mesa, CA 92626-7122
Attn: Robert A. Robertson

For the Target Entity and JPMIM:
277 Park Avenue
New York, NY 10172
Fax: _____
Attn:

with a copy to:

Dechert LLP
1095 Avenue of the Americas
New York, NY 10172
Fax:
Attn: Anthony H. Zacharski

16.   HEADINGS; GOVERNING LAW; COUNTERPARTS; ASSIGNMENT; LIMITATION OF LIABILITY

16.1.   The Article and Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

16.2.   This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware and applicable federal law, without regard to its principles of conflicts of laws.

16.3.   This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

16.4.   This Agreement may be executed in any number of counterparts, each of which shall be considered an original.

16.5.   The Target Entity is a Massachusetts business trust. With respect to the Reorganization of each Target Fund, the Target Entity is executing this Agreement on behalf of the Target Fund only. Pursuant to the Trust Instrument of the Target Entity and Massachusetts law, there is a limitation on liability of each series such that (a) the debts, liabilities, obligations and expenses incurred, contracted or otherwise existing with respect to the Target Fund are enforceable against the assets of that Target Fund only, and not against its shareholders, Trustees, the assets of the Target Entity generally or the assets of any other series thereof, and (b) none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the Target Entity generally or with respect to any other series thereof are enforceable against the assets of such Target Fund or its shareholders or Trustees.

16.6.   The Acquiring Entity is a Delaware statutory trust. With respect to the Reorganization with each Acquiring Fund, the Acquiring Entity is executing this Agreement on behalf of the Acquiring Fund only. Pursuant to the Trust Instrument of the Acquiring Entity and Section 3804(a) of the Delaware Statutory Trust Act, there is a limitation on liability of each series such that (a) the debts, liabilities, obligations and expenses incurred, contracted or otherwise existing with respect to the Acquiring Fund are enforceable against the assets of that Acquiring Fund only, and not against the assets of the Acquiring Entity generally or the assets of any other series thereof, and (b) none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the Acquiring Entity generally or with respect to any other series thereof are enforceable against the assets of such Acquiring Fund.

16.7.   The parties expressly agree that their obligations hereunder shall not be binding upon any of their respective board members, shareholders, nominees, officers, agents, or employees personally, but, except as provided in Section 9.2 hereof, shall bind only the property of the applicable Target Fund or the applicable Acquiring Fund as provided in the Governing Documents of the applicable Target Entity or the applicable Acquiring Entity, respectively. The execution and delivery by such officers shall not be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the property of such party.

17.   PUBLICITY/CONFIDENTIALITY

17.1.   The parties shall cooperate on determining the manner in which any public announcements or similar publicity with respect to this Agreement or the transactions contemplated herein are made, *provided* that nothing herein shall prevent either party from making such public announcements as may be required by law, in which case the party issuing such statement or communication shall use all reasonable commercial efforts to advise the other party prior to such issuance.

17.2.   The Target Entity, the Acquiring Entity, JPMIM and LIAC (for purposes of this Section 17, the "Protected Persons") will hold, and will cause their board members, officers, employees, representatives, agents and affiliates to hold, in confidence, and not disclose to any other person, and not use in any way except in connection with the transactions herein contemplated, without the prior written consent of the other Protected Persons, any non-public information obtained from the other Protected Persons in connection with the transactions contemplated by this Agreement, except such information may be disclosed: (i) to governmental or regulatory bodies, and, where necessary, to any other person in connection with the obtaining of consents or waivers as contemplated by this Agreement; (ii) if required by court order or decree or applicable law; (iii) if it becomes publicly available through no act or failure to act of such party; (iv) if it was already known to such party on a non-confidential basis on the date of receipt; (v) during the course of or in connection with any litigation, government investigation, arbitration, or other proceedings based upon or in connection with the subject matter of this Agreement, including, without limitation, the failure of the transactions contemplated hereby to be consummated; or (vi) if it is otherwise expressly provided for herein.

17.3.   In the event of a termination of this Agreement, the Protected Persons agree that they along with their employees, representative agents and affiliates shall, and shall cause their affiliates to, except with the prior written consent of the other Protected Persons, keep secret and retain in confidence, and not use for the benefit of itself or themselves, nor disclose to any other persons, any and all confidential or proprietary information relating to the other Protected Persons and their related parties and affiliates, whether obtained through their due diligence investigation, this Agreement or otherwise, except such information may be disclosed: (i) if required by court order or decree or applicable law; (ii) if it is publicly available through no act or failure to act of such party; (iii) if it was already known to such party on a non-confidential basis on the date of receipt; (iv) during the course of or in connection with any litigation, government investigation, arbitration, or other proceedings based upon or in connection with the subject matter of this Agreement, including, without limitation, the failure of the transactions contemplated hereby to be consummated; or (v) if it is otherwise expressly provided for herein.

[*Signature pages follow*]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be approved on behalf of the Acquiring Fund and Target Fund.

Lincoln Variable Insurance Products Trust, on behalf of its series identified on Exhibit A hereto By: _____ Name: Title:	**JPMorgan Insurance Trust, on behalf of its series identified on Exhibit A hereto** By: _____ Name: Title:
Lincoln Investment Advisors Corporation, solely with respect to Sections 1.2(f), 5.1(a), 9.2, 14, 16.3, 17.2, and 17.3 By: _____ 　Name: 　Title:	**J.P. Morgan Investment Management Inc., solely with respect to 1.2(f), 5.1(a), 9.2, 14, 16.3, 17.2, and 17.3** By: _____ 　Name: 　Title:

EXHIBIT A

CHART OF REORGANIZATIONS

Target Trust/Fund (and share classes)	Corresponding Acquiring Trust/Fund (and share classes)
JPMorgan Insurance Trust	***Lincoln Variable Insurance Products Trust***
JPMorgan Insurance Trust Core Bond Portfolio Class 1 Class 2	LVIP JPMorgan Core Bond Fund Standard Class Service Class
JPMorgan Insurance Trust Mid Cap Value Portfolio Class 1	LVIP JPMorgan Mid Cap Value Fund Standard Class
JPMorgan Insurance Trust Small Cap Core Portfolio Class 1 Class 2	LVIP JPMorgan Small Cap Core Fund Standard Class Service Class
JPMorgan Insurance Trust U.S. Equity Portfolio Class 1 Class 2	LVIP JPMorgan U.S. Equity Fund Standard Class Service Class

Schedule 4.1(h)

Assigned Contracts

[___]

Schedule 4.1(i)

Target Fund/Target Entity Litigation, Administrative Proceedings and Investigations

[___]

Schedule 4.2(f)

Acquiring Fund Litigation, Administrative Proceedings and Investigations

[___]

Schedule 5.1(f)

Target Fund Statements, Books and Records

Type of Statements, Books or Records	Location	Method of Access
Shareholder ledger accounts including, without limitation: • the name, address and taxpayer identification number of each shareholder of record, • the number of shares of beneficial interest held by each shareholder, • the dividend reinvestment elections applicable to each shareholder, and • the backup withholding and nonresident alien withholding certifications	[_____]	Electronic
Information in connection with the Target Fund's cost basis reporting and related obligations under Sections 1012, 6045, 6045A, and 6045B of the Code and related regulations issued by the United States Treasury ("Income Tax Regulations")		
Notices or records on file with the Target Fund with respect to each shareholder, for all of the shareholders of record of the Target Fund as of the close of business on the Closing Date, who are to become holders of the Acquiring Fund as a result of the transfer of Assets		
Year-end shareholder tax reporting information including ICI broker files, Tax insert letters, and supporting calculations for the Target Fund		
All IRS Forms 8937 (Report of Organizational Actions Affecting Basis of Securities) filed or posted by the Target Fund		

Statement of the respective Tax[1] basis (by lot) and holding period as of the most recent Tax year end of the Target Fund of all portfolio securities to be transferred by the Target Fund to the Acquiring Fund		
Tax books and records of the Target Fund for purposes of preparing any Tax returns required by law to be filed for Tax periods ending after the Closing Date[2]		
A statement of any capital loss carryovers, for U.S. federal income tax purposes, of the Target Fund, as of the most recent Tax year end of the Target Fund, along with supporting workpapers providing information regarding any limitations on the use of such capital loss carryovers including information on any built-in gains and built-in losses of the Target Fund for purposes of applying applicable limitations on the use of such items under the Code		
All Tax Returns filed by or on behalf of the Target Fund (including extensions)		
Any of the following that have been issued to or for the benefit of the Target Fund: (a) rulings, determinations, holdings or opinions issued by any Tax authority and (b) Tax opinions		
All books and records related to testing the qualification of the Target Fund, excluding the C Corporation Target Fund, as a regulated investment company for		

---

[1]   The terms "Tax" or "Taxes" and "Tax Return" as used in this Schedule 5.1(f) shall be as set forth in Section 4.1(l) of this Agreement.
[2]   Such Tax books and records shall include, but not be limited to, a statement of the current earnings and profits of the Target Fund for U.S. federal income tax purposes, a statement of the items that the Acquiring Fund will succeed to and take into account as a result of Section 381 of the Code and the current and historical books and records of the Target Fund to comply with regulatory requirements imposed under the Code and the Income Tax Regulations for all periods including, but not limited to, up to and including the Closing Date.

Tax purposes (e.g., distribution requirement, qualifying income requirement, quarterly asset diversification requirement)		
All books and records relating to the filing of FBARs (FinCEN Form 114, Report of Foreign Bank and Financial Accounts) by the Target Fund		
Current and historical books and records of the Target Fund to comply with regulatory requirements imposed under the 1940 Act, including, without limitation, Section 31(a) of the 1940 Act and the rules thereunder, for all periods including, but not limited to, up to and including the Closing Date		

Schedule 8.6

Tax Opinions

With respect to each Reorganization:

(i)   The acquisition by the Acquiring Fund of all of the Assets of the Target Fund, as provided for in the Agreement, in exchange for Acquiring Fund shares and the assumption by the Acquiring Fund of the Liabilities of the Target Fund, followed by the distribution by the Target Fund to its shareholders of the Acquiring Fund shares in complete liquidation of the Target Fund, will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code, and the Target Fund and the Acquiring Fund each will be a "party to the reorganization" within the meaning of Section 368(b) of the Code.

(ii)   No gain or loss will be recognized by the Target Fund upon (i) the transfer of all of its Assets to, and assumption of its Liabilities by, the Acquiring Fund in exchange solely for Acquiring Fund shares pursuant to Section 361(a) and Section 357(a) of the Code and (ii) the distribution of the Acquiring Fund shares by the Target Fund to its shareholders in complete liquidation (in pursuance of the Agreement) pursuant to Section 361(c)(1) of the Code, except that the Target Fund may be required to recognize gain or loss with respect to (A) contracts described in Section 1256(b) of the Code, (B) stock in a passive foreign investment company, as defined in Section 1297(a) of the Code, or (C) any other gain or loss required to be recognized upon the termination of a position, or upon the transfer of such asset regardless of whether such a transfer would otherwise be a nontaxable transaction under the Code.

(iii)   No gain or loss will be recognized by the Acquiring Fund upon the receipt by it of all of the Assets of the Target Fund in exchange solely for the assumption of the Liabilities of the Target Fund and issuance of the Acquiring Fund shares pursuant to Section 1032(a) of the Code.

(v)   The tax basis of the Assets of the Target Fund received by the Acquiring Fund will be the same as the tax basis of such Assets in the hands of the Target Fund immediately prior to the transfer pursuant to Section 362(b) of the Code, except with respect to (A) contracts described in Section 1256(b) of the Code, (B) stock in a passive foreign investment company, as defined in Section 1297(a) of the Code, and (C) any other Asset on which gain was recognized by the Target Fund upon the termination of a position, or upon the transfer of such asset regardless of whether such a transfer would otherwise be a nontaxable transaction under the Code.

(vi)   The holding periods of the Assets of the Target Fund in the hands of the Acquiring Fund will include the periods during which such Assets were held by the Target Fund pursuant to Section 1223(2) of the Code.

(vii)   No gain or loss will be recognized by the shareholders of the Target Fund upon the exchange of all of their Target Fund shares for the Acquiring Fund shares pursuant to Section 354(a) of the Code.

(viii)   The aggregate tax basis of the Acquiring Fund shares to be received by each shareholder of the Target Fund will be the same as the aggregate tax basis of Target Fund shares exchanged therefor pursuant to Section 358(a)(1) of the Code.

(ix)   The holding period of Acquiring Fund shares received by a shareholder of the Target Fund will include the holding period of the Target Fund shares exchanged therefor, provided that the shareholder held Target Fund shares as a capital asset on the date of the exchange pursuant to Section 1223(1) of the Code.

(x)   For purposes of Section 381 of the Code, the Acquiring Fund will succeed to and take into account, as of the date of the transfer as defined in Section 1.381(b)-1(b) of the Income Tax Regulations, the items of Target Fund described in Section 381(c) of the Code as if there had been no Reorganization, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and, if applicable, the Income Tax Regulations promulgated thereunder.

This opinion does not address the tax consequences of the Reorganization to contracts or securities on which gain or loss is recognized upon the transfer of an asset regardless of whether such transfer would otherwise be a nonrecognition transaction under the Code.

FINANCIAL HIGHLIGHTS

These financial highlight tables are intended to help you understand the JPMorgan Portfolios' financial performance for the past five fiscal years and are included in the JPMorgan Portfolios' prospectuses which are each incorporated herein by reference. The financial highlights tables below provide additional information for the most recent 12-month annual reporting period.

The following tables set forth the per share operating performance data for a share outstanding, total return, ratios to average net assets and other supplemental data for each fiscal year ended December 31, except as otherwise indicated.

JPMorgan Insurance Trust Core Bond Portfolio

The financial highlights tables are intended to help you understand the Portfolio's financial performance for the past five fiscal years or the period of the Portfolio's operations, as applicable. Certain information reflects financial results for a single Portfolio share. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Portfolio (assuming reinvestment of all dividends and distributions). The total returns do not include charges that will be imposed by variable insurance contracts or by Eligible Plans. If these charges were reflected, returns would be lower than those shown. This information for each period presented, except for the six months ended June 30, 2022, has been audited by PricewaterhouseCoopers LLP, whose report, along with the Portfolio's financial statements, are included in the Portfolio's annual report, which is available upon request.

To the extent the Portfolio invests in other funds, the Total Annual Fund Operating Expenses included in the fee table will not correlate to the ratio of expenses to average net assets in the financial highlights below.

	Per share operating performance						
	Investment operations				Distributions		
	Net asset value, beginning of period	Net investment income (loss)(b)	Net realized and unrealized gains (losses) on investments	Total from investment operations	Net investment income	Net realized gain	Total distributions
JPMorgan Insurance Trust Core Bond Portfolio							
Class 1							
Six Months Ended June 30, 2022 (Unaudited)	$11.34	$0.11	$(1.22)	$(1.11)	$(0.20)	$(0.05)	$(0.25)
Year Ended December 31, 2021	11.88	0.21	(0.37)	(0.16)	(0.22)	(0.16)	(0.38)
Year Ended December 31, 2020	11.24	0.24	0.63	0.87	(0.23)	—	(0.23)
Year Ended December 31, 2019	10.66	0.30	0.56	0.86	(0.28)	—	(0.28)
Year Ended December 31, 2018	10.94	0.29	(0.29)	—(h)	(0.26)	(0.02)	(0.28)
Year Ended December 31, 2017	10.84	0.29	0.09	0.38	(0.28)	—	(0.28)
Class 2							
Six Months Ended June 30, 2022 (Unaudited)	11.17	0.09	(1.18)	(1.09)	(0.18)	(0.05)	(0.23)
Year Ended December 31, 2021	11.72	0.17	(0.37)	(0.20)	(0.19)	(0.16)	(0.35)
Year Ended December 31, 2020	11.09	0.21	0.63	0.84	(0.21)	—	(0.21)
Year Ended December 31, 2019	10.53	0.27	0.55	0.82	(0.26)	—	(0.26)

Year Ended December 31, 2018	10.82	0.26	(0.29)	(0.03)	(0.24)	(0.02)	(0.26)
Year Ended December 31, 2017	10.73	0.26	0.09	0.35	(0.26)	—	(0.26)

Ratios/Supplemental data

Ratios to average net assets(a)

	Net asset value, end of period	Total return(c)(d)(e)	Net assets, end of period (000's)	Net expenses(f)	Net investment income (loss)	Expenses without waivers and reimbursements	Portfolio turnover rate(e)
JPMorgan Insurance Trust Core Bond Portfolio							
Class 1							
Six Months Ended June 30, 2022 (Unaudited)	$ 9.98	(9.68)%	$148,169	0.53(g)%	2.04(g)%	0.54(g)%	36%
Year Ended December 31, 2021	11.34	(1.35)	172,023	0.53	1.79	0.54	93
Year Ended December 31, 2020	11.88	7.84	190,891	0.53	2.09	0.55	92
Year Ended December 31, 2019	11.24	8.18	162,192	0.58	2.70	0.58	20
Year Ended December 31, 2018	10.66	0.05	158,167	0.56	2.76	0.61	20
Year Ended December 31, 2017	10.94	3.57	171,382	0.57	2.66	0.63	21
Class 2							
Six Months Ended June 30, 2022 (Unaudited)	9.85	(9.80)	313,859	0.77(g)	1.79(g)	0.79(g)	36
Year Ended December 31, 2021	11.17	(1.66)	350,986	0.78	1.54	0.79	93
Year Ended December 31, 2020	11.72	7.68	340,885	0.78	1.82	0.79	92
Year Ended December 31, 2019	11.09	7.87	218,268	0.83	2.45	0.83	20
Year Ended December 31, 2018	10.53	(0.23)	150,156	0.81	2.51	0.85	20
Year Ended December 31, 2017	10.82	3.30	123,282	0.82	2.41	0.87	21

(a) Annualized for periods less than one year, unless otherwise noted.

(b) Calculated based upon average shares outstanding.

(c) Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset values for financial reporting purposes and the returns based upon those net asset values may differ from the net asset values and returns for shareholder transactions.

(d) Total returns do not include charges that will be imposed by variable insurance contracts or by Eligible Plans. If these charges were reflected, returns would be lower than those shown.

(e) Not annualized for periods less than one year.

(f) Includes earnings credits and interest expense, if applicable, each of which is less than 0.005% unless otherwise noted.

(g) Certain non-recurring expenses incurred by the Portfolio were not annualized for the period indicated.

(h) Amount rounds to less than $0.005.

JPMorgan Insurance Trust Mid Cap Value Portfolio

The financial highlights tables are intended to help you understand the Portfolio's financial performance for the past five fiscal years or the period of the Portfolio's operations, as applicable. Certain information reflects financial results for a single Portfolio share. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Portfolio (assuming reinvestment of all dividends and distributions). The total returns do not include charges that will be imposed by variable insurance contracts or by Eligible Plans. If these charges were reflected, returns would be lower than those shown. This information for each period presented, except for the six months ended June 30, 2022, has been audited by PricewaterhouseCoopers LLP, whose report, along with the Portfolio's financial statements, are included in the Portfolio's annual report, which is available upon request.

To the extent the Portfolio invests in other funds, the Total Annual Fund Operating Expenses included in the fee table will not correlate to the ratio of expenses to average net assets in the financial highlights below.   .

| | Per share operating performance | | | | | | |
| | Investment operations | | | | Distributions | | |
	Net asset value, beginning of period	Net investment income (loss)(b)	Net realized and unrealized gains (losses) on investments	Total from investment operations	Net investment income	Net realized gain	Total distributions
JPMorgan Insurance Trust Mid Cap Value Portfolio							
Class 1							
Six Months Ended June 30, 2022 (Unaudited)	$13.34	$0.07	$(1.65)	$(1.58)	$(0.12)	$(1.78)	$(1.90)
Year Ended December 31, 2021	10.89	0.11	3.11	3.22	(0.12)	(0.65)	(0.77)
Year Ended December 31, 2020	11.81	0.12	(0.28)	(0.16)	(0.15)	(0.61)	(0.76)
Year Ended December 31, 2019	10.16	0.15	2.47	2.62	(0.19)	(0.78)	(0.97)
Year Ended December 31, 2018	11.83	0.17	(1.54)	(1.37)	(0.11)	(0.19)	(0.30)
Year Ended December 31, 2017	10.98	0.11	1.34	1.45	(0.09)	(0.51)	(0.60)

| | Ratios/Supplemental data | | | | | | |
| | | | | Ratios to average net assets(a) | | | |
	Net asset value, end of period	Total return(c)(d)(e)	Net assets, end of period (000's)	Net expenses(f)	Net investment income (loss)	Expenses without waivers and reimbursements	Portfolio turnover rate(e)
JPMorgan Insurance Trust Mid Cap Value Portfolio							
Class 1							
Six Months Ended June 30, 2022 (Unaudited)	$ 9.86	(13.18)%	$439,249	0.76(g)%	1.18(g)%	0.76(g)%	16%
Year Ended December 31, 2021	13.34	29.88	529,038	0.76	0.86	0.76	22
Year Ended December 31, 2020	10.89	0.37	447,529	0.76	1.20	0.77	20
Year Ended December 31, 2019	11.81	26.76	494,297	0.76	1.31	0.77	10
Year Ended December 31, 2018	10.16	(11.84)	445,963	0.76	1.43	0.77	13
Year Ended December 31, 2017	11.83	13.76	572,520	0.77	0.95	0.78	14

(a) Annualized for periods less than one year, unless otherwise noted.

(b) Calculated based upon average shares outstanding.

(c) Not annualized for periods less than one year.

(d) Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset values for financial reporting purposes and the returns based upon those net asset values may differ from the net asset values and returns for shareholder transactions.

(e) Total returns do not include charges that will be imposed by variable insurance contracts or by Eligible Plans. If these charges were reflected, returns would be lower than those shown.

(f) Includes earnings credits and interest expense, if applicable, each of which is less than 0.005% unless otherwise noted.

(g) Certain non-recurring expenses incurred by the Portfolio were not annualized for the period indicated.

JPMorgan Insurance Trust Small Cap Core Portfolio

The financial highlights tables are intended to help you understand the Portfolio's financial performance for the past five fiscal years or the period of the Portfolio's operations, as applicable. Certain information reflects financial results for a single Portfolio share. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Portfolio (assuming reinvestment of all dividends and distributions). The total returns do not include charges that will be imposed by variable insurance contracts or by Eligible Plans. If these charges were reflected, returns would be lower than those shown. This information for each period presented, except for the six months ended June 30, 2022, has been audited by PricewaterhouseCoopers LLP, whose report, along with the Portfolio's financial statements, are included in the Portfolio's annual report, which is available upon request.

To the extent the Portfolio invests in other funds, the Total Annual Fund Operating Expenses included in the fee table will not correlate to the ratio of expenses to average net assets in the financial highlights below.   .

| | Per share operating performance | | | | | | |
| | Investment operations | | | | Distributions | | |
	Net asset value, beginning of period	Net investment income (loss)(b)	Net realized and unrealized gains (losses) on investments	Total from investment operations	Net investment income	Net realized gain	Total distributions
JPMorgan Insurance Trust Small Cap Core Portfolio							
Class 1							
Six Months Ended June 30, 2022 (Unaudited)	$28.40	$0.05	$(6.16)	$(6.11)	$(0.11)	$(5.04)	$(5.15)
Year Ended December 31, 2021	24.11	0.09	5.04	5.13	(0.14)	(0.70)	(0.84)
Year Ended December 31, 2020	23.04	0.15	2.38	2.53	(0.19)	(1.27)	(1.46)
Year Ended December 31, 2019	21.10	0.15	4.69	4.84	(0.10)	(2.80)	(2.90)
Year Ended December 31, 2018	25.64	0.12	(2.85)	(2.73)	(0.10)	(1.71)	(1.81)
Year Ended December 31, 2017	22.49	0.10	3.30	3.40	(0.08)	(0.17)	(0.25)
Class 2							
Six Months Ended June 30, 2022 (Unaudited)	28.06	0.01	(6.08)	(6.07)	(0.02)	(5.04)	(5.06)
Year Ended December 31, 2021	23.85	0.01	4.98	4.99	(0.08)	(0.70)	(0.78)
Year Ended December 31, 2020	22.79	0.09	2.37	2.46	(0.13)	(1.27)	(1.40)
Year Ended December 31, 2019	20.91	0.09	4.63	4.72	(0.04)	(2.80)	(2.84)
Year Ended December 31, 2018	25.41	0.05	(2.82)	(2.77)	(0.02)	(1.71)	(1.73)
Year Ended December 31, 2017	22.30	0.02	3.29	3.31	(0.03)	(0.17)	(0.20)

	Ratios/Supplemental data						
				Ratios to average net assets(a)			
	Net asset value, end of period	Total return(c)(d)(e)	Net assets, end of period (000's)	Net expenses(f)	Net investment income (loss)	Expenses without waivers and reimbursements	Portfolio turnover rate(e)
JPMorgan Insurance Trust Small Cap Core Portfolio							
Class 1							
Six Months Ended June 30, 2022 (Unaudited)	$17.14	(23.03)%	$163,353	0.82(g)%	0.39(g)%	0.82(g)%	39%
Year Ended December 31, 2021	28.40	21.38	218,952	0.80	0.33	0.80	67
Year Ended December 31, 2020	24.11	13.69	201,489	0.84	0.76	0.84	95
Year Ended December 31, 2019	23.04	24.58	198,542	0.83	0.66	0.84	83
Year Ended December 31, 2018	21.10	(11.93)	153,429	0.82	0.47	0.83	59
Year Ended December 31, 2017	25.64	15.23	189,186	0.83	0.40	0.83	51
Class 2							
Six Months Ended June 30, 2022 (Unaudited)	16.93	(23.14)	1,207	1.10(g)	0.09(g)	1.11(g)	39
Year Ended December 31, 2021	28.06	21.01	1,718	1.09	0.05	1.09	67
Year Ended December 31, 2020	23.85	13.38	1,450	1.12	0.46	1.12	95
Year Ended December 31, 2019	22.79	24.20	1,786	1.11	0.39	1.11	83
Year Ended December 31, 2018	20.91	(12.15)	1,031	1.09	0.20	1.10	59
Year Ended December 31, 2017	25.41	14.93	1,111	1.09	0.10	1.10	51

(a) Annualized for periods less than one year, unless otherwise noted.

(b) Calculated based upon average shares outstanding.

(c) Not annualized for periods less than one year.

(d) Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset values for financial reporting purposes and the returns based upon those net asset values may differ from the net asset values and returns for shareholder transactions.

(e) Total returns do not include charges that will be imposed by variable insurance contracts or by Eligible Plans. If these charges were reflected, returns would be lower than those shown.

(f) Includes earnings credits and interest expense, if applicable, each of which is less than 0.005% unless otherwise noted.

(g) Certain non-recurring expenses incurred by the Portfolio were not annualized for the period indicated.

JPMorgan Insurance Trust U.S. Equity Portfolio

The financial highlights tables are intended to help you understand the Portfolio's financial performance for the past five fiscal years or the period of the Portfolio's operations, as applicable. Certain information reflects financial results for a single Portfolio share. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Portfolio (assuming reinvestment of all dividends and distributions). The total returns do not include charges that will be imposed by variable insurance contracts or by Eligible Plans. If these charges were reflected, returns would be lower than those shown. This information for each period presented, except for the six months ended June 30, 2022, has been audited by PricewaterhouseCoopers LLP, whose report, along with the Portfolio's financial statements, are included in the Portfolio's annual report, which is available upon request.

To the extent the Portfolio invests in other funds, the Total Annual Fund Operating Expenses included in the fee table will not correlate to the ratio of expenses to average net assets in the financial highlights below.   .

| | Per share operating performance | | | | | | |
| | Investment operations | | | Distributions | | |
	Net asset value, beginning of period	Net investment income (loss)(b)	Net realized and unrealized gains (losses) on investments	Total from investment operations	Net investment income	Net realized gain	Total distributions
JPMorgan Insurance Trust U.S. Equity Portfolio							
Class 1							
Six Months Ended June 30, 2022 (Unaudited)	$45.86	$0.13	$ (9.08)	$ (8.95)	$(0.21)	$(5.76)	$(5.97)
Year Ended December 31, 2021	37.40	0.20	10.44	10.64	(0.31)	(1.87)	(2.18)
Year Ended December 31, 2020	32.27	0.30	7.16	7.46	(0.26)	(2.07)	(2.33)
Year Ended December 31, 2019	26.63	0.26	7.81	8.07	(0.26)	(2.17)	(2.43)
Year Ended December 31, 2018	32.43	0.27	(1.93)	(1.66)	(0.27)	(3.87)	(4.14)
Year Ended December 31, 2017	27.03	0.26	5.69	5.95	(0.26)	(0.29)	(0.55)
Class 2							
Six Months Ended June 30, 2022 (Unaudited)	45.14	0.08	(8.93)	(8.85)	(0.09)	(5.76)	(5.85)
Year Ended December 31, 2021	36.85	0.10	10.28	10.38	(0.22)	(1.87)	(2.09)
Year Ended December 31, 2020	31.83	0.22	7.05	7.27	(0.18)	(2.07)	(2.25)
Year Ended December 31, 2019	26.29	0.19	7.71	7.90	(0.19)	(2.17)	(2.36)
Year Ended December 31, 2018	32.08	0.20	(1.92)	(1.72)	(0.20)	(3.87)	(4.07)
Year Ended December 31, 2017	26.74	0.19	5.64	5.83	(0.20)	(0.29)	(0.49)

Ratios/Supplemental data

	Net asset value, end of period	Total return(c)(d)(e)	Net assets, end of period (000's)	Net expenses(f)	Net investment income (loss)	Expenses without waivers and reimbursements	Portfolio turnover rate(e)
				Ratios to average net assets(a)			
JPMorgan Insurance Trust U.S. Equity Portfolio							
Class 1							
Six Months Ended June 30, 2022 (Unaudited)	$30.94	(20.37)%	$108,584	0.75(g)%	0.64(g)%	0.75(g)%	25%
Year Ended December 31, 2021	45.86	29.34	143,135	0.74	0.48	0.74	48
Year Ended December 31, 2020	37.40	25.26	121,611	0.76	0.94	0.76	66
Year Ended December 31, 2019	32.27	31.75	101,127	0.78	0.88	0.79	69
Year Ended December 31, 2018	26.63	(6.16)	84,126	0.74	0.89	0.79	95
Year Ended December 31, 2017	32.43	22.28	97,287	0.75	0.89	0.79	91
Class 2							
Six Months Ended June 30, 2022 (Unaudited)	30.44	(20.46)	13,522	1.00(g)	0.39(g)	1.00(g)	25
Year Ended December 31, 2021	45.14	29.01	17,139	0.99	0.23	0.99	48
Year Ended December 31, 2020	36.85	24.95	18,556	1.01	0.69	1.01	66
Year Ended December 31, 2019	31.83	31.44	17,054	1.03	0.64	1.03	69
Year Ended December 31, 2018	26.29	(6.42)	13,699	0.99	0.65	1.04	95
Year Ended December 31, 2017	32.08	22.04	14,274	1.00	0.65	1.03	91

(a) Annualized for periods less than one year, unless otherwise noted.

(b) Calculated based upon average shares outstanding.

(c) Not annualized for periods less than one year.

(d) Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset values for financial reporting purposes and the returns based upon those net asset values may differ from the net asset values and returns for shareholder transactions.

(e) Total returns do not include charges that will be imposed by variable insurance contracts or by Eligible Plans. If these charges were reflected, returns would be lower than those shown.

(f) Includes earnings credits and interest expense, if applicable, each of which is less than 0.005% unless otherwise noted.

(g) Certain non-recurring expenses incurred by the Portfolio were not annualized for the period indicated.

OUTSTANDING SHARES OF THE JPMORGAN PORTFOLIOS

As of January 10, 2023, there were the following number of shares outstanding of each class of each JPMorgan Portfolio:

JPMorgan Portfolio/Share Class	Shares
JPMorgan Insurance Trust Core Bond Portfolio	
Class 1	[⸺]15,266,914.45
Class 2	[⸺]33,951,040.49
JPMorgan Insurance Trust Mid Cap Value Portfolio	
Class 1	[⸺]67,622.22
JPMorgan Insurance Trust Small Cap Core Portfolio	
Class 1	[⸺]9,165,842.49
Class 2	[⸺]3,336,291.07
JPMorgan Insurance Trust U.S. Equity Portfolio	
Class 1	[⸺]455,947.29
Class 2	[⸺]42,547,094.37

OWNERSHIP OF SHARES OF THE JPMORGAN PORTFOLIOS

Significant Holders

Listed below is the name, address and percent ownership of each person who, as of January 10, 2023, to the best knowledge of the JPMorgan Portfolios owned of record or beneficially 5% or more of the outstanding shares of each class of each JPMorgan Portfolio. A shareholder who owns beneficially 25% or more of the outstanding securities of a JPMorgan Portfolio is presumed to "control" the Fund as defined in the 1940 Act. Such control may affect the voting rights of other shareholders.

FUND/CLASS/SHAREHOLDER	SHAREHOLDER ADDRESS	PERCENT OWNED OF RECORD
JPMorgan Insurance Trust Core Bond Portfolio		
Class 1		
NATIONWIDE LIFE INSURANCE COMPANY	C/O IPO PORTFOLIO ACCOUNTING PO BOX 182029 COLUMBUS OH 43218-2029	30.35%
THE LINCOLN NATIONAL LIFE INSURANCE COMPANY	1300 S CLINTON ST FORT WAYNE IN 46802-3506	13.60%
TALCOTT RESOLUTION LIFE INS CO SEPARATE ACCOUNT 7	PO BOX 5051 HARTFORD CT 06102-5051	10.65%
NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY	C/O IPO PORTFOLIO ACCOUNTING PO BOX 182029 COLUMBUS OH 43218-2029	10.33%
GREAT-WEST LIFE & ANNUITY FBO COLI VUL 7	8515 E ORCHARD RD # 2T2 GREENWOOD VLG CO 80111-5002	6.35%
Class 2		
THE LINCOLN NATIONAL LIFE INSURANCE COMPANY	1300 S CLINTON ST FORT WAYNE IN 46802-3506	60.91%
NATIONWIDE LIFE INSURANCE COMPANY	C/O IPO PORTFOLIO ACCOUNTING PO BOX 182029 COLUMBUS OH 43218-2029	18.61%
DELAWARE LIFE INSURANCE COMPANY	1601 TRAPELO RD STE 30 WALTHAM MA 02451-7360	9.31%
JPMorgan Insurance Trust Mid Cap Value Portfolio		
Class 1		
OHIO NATIONAL LIFE INS COMPANY FOR THE BENEFIT OF ITS SEPARATE ACCTS	ATTN DAWN CAIN ONE FINANCIAL WAY CINCINNATI OH 45242-5800	39.74%

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY	C/O IPO PORTFOLIO ACCOUNTING PO BOX 182029 COLUMBUS OH 43218-2029	25.52%
NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY	C/O IPO PORTFOLIO ACCOUNTING PO BOX 182029 COLUMBUS OH 43218-2029	11.49%
MODERN WOODMEN OF AMERICA	C/O PRODUCT VALUATION 5801 SW SIXTH AVE TOPEKA KS 66636-0001	5.48%
JPMorgan Insurance Trust Small Cap Core Portfolio		
Class 1		
OHIO NATIONAL LIFE INS COMPANY FOR THE BENEFIT OF ITS SEPARATE ACCTS	ATTN DAWN CAIN ONE FINANCIAL WAY CINCINNATI OH 45242-5800	33.69%

FUND/CLASS/SHAREHOLDER	SHAREHOLDER ADDRESS	PERCENT OWNED OF RECORD	~~SHAREHOLDER ADDRESS~~	~~PERCENT OWNED OF RECORD~~

JPMorgan Insurance Trust Core Bond Portfolio					
Class 1					
NATIONWIDE LIFE INSURANCE COMPANY	C/O IPO PORTFOLIO ACCOUNTING PO BOX 182029 COLUMBUS OH 43218-2029	30.35%			
THE LINCOLN NATIONAL LIFE INSURANCE COMPANY	1300 S CLINTON ST FORT WAYNE IN 46802-3506	13.60%			
TALCOTT RESOLUTION LIFE INS CO SEPARATE ACCOUNT 7	PO BOX 5051 HARTFORD CT 06102-5051	10.65%			
NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY	C/O IPO PORTFOLIO ACCOUNTING PO BOX 182029 COLUMBUS OH 43218-2029	10.33%			
GREAT-WEST LIFE & ANNUITY FBO COLI VUL 7	8515 E ORCHARD RD # 2T2 GREENWOOD VLG CO 80111-5002	6.35%			
Class 2					
THE LINCOLN NATIONAL LIFE INSURANCE COMPANY	1300 S CLINTON ST FORT WAYNE IN 46802-3506	60.91%			
NATIONWIDE LIFE INSURANCE COMPANY	C/O IPO PORTFOLIO ACCOUNTING PO BOX 182029 COLUMBUS OH 43218-2029	18.61%			
DELAWARE LIFE INSURANCE COMPANY	1601 TRAPELO RD STE 30 WALTHAM MA 02451-7360	9.31%			
JPMorgan Insurance Trust Mid Cap Value Portfolio					
Class 1					
OHIO NATIONAL LIFE INS	ATTN DAWN	39.74%			

COMPANY FOR THE BENEFIT OF ITS SEPARATE ACCTS	CAIN ONE FINANCIAL WAY CINCINNATI OH 45242-5800				
NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY	C/O IPO PORTFOLIO ACCOUNTING PO BOX 182029 COLUMBUS OH 43218-2029	25.52%			
NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY	C/O IPO PORTFOLIO ACCOUNTING PO BOX 182029 COLUMBUS OH 43218-2029	11.49%			
MODERN WOODMEN OF AMERICA	C/O PRODUCT VALUATION 5801 SW SIXTH AVE TOPEKA KS 66636-0001	5.48%			
JPMorgan Insurance Trust Small Cap Core Portfolio Class 1					
OHIO NATIONAL LIFE INS COMPANY FOR THE BENEFIT OF ITS SEPARATE ACCTS	ATTN DAWN CAIN ONE FINANCIAL WAY CINCINNATI OH 45242-5800	33.69%			
TALCOTT RESOLUTION LIFE INSURANCE COMPANY COLI SEPARATE ACCOUNT IV	PO BOX 5051 HARTFORD CT 06102-5051	19.61%			
MODERN WOODMEN OF AMERICA	C/O PRODUCT VALUATION 5801 SW SIXTH AVE TOPEKA KS 66636-0001	16.83%			
Class 2					
COUNTRY INVESTORS LIFE ASSURANCE COMPANY	5400 UNIVERSITY AVE	31.43%			

		WDM IA 50266-5950			
	GREAT-WEST LIFE & ANNUITY FBO VARIABLE ANNUITY 2 SMARTTRACK I	8515 E ORCHARD RD # 2T2 GREENWOOD VLG CO 80111-5002	29.56%		
	SECURITY BENEFIT LIFE VARIABLE ANNUITY ACCOUNT XIV	ONE SECURITY BENEFIT PLACE TOPEKA KS 66636-0001	21.16%		
	FARM BUREAU LIFE INSURANCE COMPANY	ATTN MUTUAL FUNDS ACCOUNTING 5400 UNIVERSITY AVE W DES MOINES IA 50266-5950	10.79%		
JPMorgan Insurance Trust U.S. Equity Portfolio					
Class 1					
	HORACE MANN LIFE INSURANCE CO SEPARATE ACCOUNT	ATTN WILLIAM J KELLY 1 HORACE MANN PLZ SPRINGFIELD IL 62715-0002	43.79%		
	NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY	C/O IPO PORTFOLIO ACCOUNTING PO BOX 182029 COLUMBUS OH 43218-2029	14.94%		
	THE LINCOLN NATIONAL LIFE INSURANCE COMPANY	1300 S CLINTON ST FORT WAYNE IN 46802-3506	5.54%		
	FOR THE SOLE BENEFIT OF CUSTOMERS LOMBARD INTERNATIONAL LIFE ASSURANCE COMPANY	1650 MARKET ST FL 45 PHILADELPHIA PA 19103-7341	5.24%		
Class 2					
	DELAWARE LIFE	1601 TRAPELO	77.28%		

INSURANCE COMPANY	RD STE 30 WALTHAM MA 02451-7360				
AMERICAN ENTERPRISE LIFE INSURANCE CORP	222 AMPF FINANCIAL CENTER MINNEAPOLIS MN 55474-0001	14.47%			
DELAWARE LIFE INSURANCE COMPANY OF NEW YORK	ATTN: OPERATIONAL CONTROL 1601 TRAPELO RD STE 30 WALTHAM MA 02451-7360	6.33%			

FUND/CLASS/SHAREHOLDER			
JPMorgan Insurance Trust Core Bond Portfolio			
Class 1			
[·]		[·]	[·]
Class 2			
[·]		[·]	[·]
JPMorgan Insurance Trust Mid Cap Value Portfolio			
Class 1			
[·]		[·]	[·]
JPMorgan Insurance Trust Small Cap Core Portfolio			
Class 1			
[·]		[·]	[·]
Class 2			
[·]		[·]	[·]
JPMorgan Insurance Trust U.S. Equity Portfolio			
Class 1			
[·]		[·]	[·]
Class 2			
[·]		[·]	[·]

COMPARISON OF INVESTMENT ADVISORY FEES

Fund Name	Effective Management Fee as of 6/30/2022	Acquiring Fund	Estimated Acquiring Fund Effective Management Fee
JPMorgan Insurance Trust Core Bond Portfolio	0.40%	LVIP JPMorgan Core Bond Fund	0.40%
JPMorgan Insurance Trust Mid Cap Value Portfolio	0.65%	LVIP JPMorgan Mid Cap Value Fund	0.65%
JPMorgan Insurance Trust Small Cap Core Portfolio	0.65%	LVIP JPMorgan Small Cap Core Fund	0.65%
JPMorgan Insurance Trust U.S. Equity Portfolio	0.55%	LVIP JPMorgan U.S. Equity Fund	0.55%

Comparative Investment Advisory Fee Schedules			
JPMorgan Portfolio	JPMorgan Portfolio Investment Advisory Fee Schedule	Corresponding Acquiring Fund	Acquiring Fund Investment Advisory Fee Schedule
JPMorgan Insurance Trust Core Bond Portfolio	0.40% of the Portfolio's average daily net assets	LVIP JPMorgan Core Bond Fund	0.40% of the Fund's average daily net assets
JPMorgan Insurance Trust Mid Cap Value Portfolio	0.65% of the Portfolio's average daily net assets	LVIP JPMorgan Mid Cap Value Fund	0.65% of the Fund's average daily net assets
JPMorgan Insurance Trust Small Cap Core Portfolio	0.65% of the Portfolio's average daily net assets	LVIP JPMorgan Small Cap Core Fund	0.65% of the Fund's average daily net assets
JPMorgan Insurance Trust U.S. Equity Portfolio	0.55% of the Portfolio's average daily net assets	LVIP JPMorgan U.S. Equity Fund	0.55% of the Fund's average daily net assets

A discussion regarding the basis for the Board's approval of a Fund's investment advisory and sub-advisory contracts is available in the Fund's next annual or semi-annual report to shareholders.

J.P. MORGAN

PO Box 43131

Providence, RI 02940-3131

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PROXY   JPMORGAN INSURANCE TRUST
JOINT SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON MARCH 15, 2023

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES. The undersigned shareholder of each of the portfolio(s) listed on the back of this card, each a series of JP Morgan Insurance Trust hereby appoints Tim Clemens, Anthony Geron and Joe Parascondola, or any of them, the attorneys and proxies for the undersigned, with full power of substitution to vote, as indicated herein, all of the shares of beneficial interest of the Portfolio(s) in the name of the undersigned at the Joint Special Meeting of Shareholders to be held at 277 Park Avenue, New York, New York 10172, on Wednesday, March 15, 2023, at 10:00 a.m., Eastern Time and at any adjournment or postponement thereof (the "Meeting"), with all of the powers the undersigned would possess if then and there personally present and especially (but without limiting the general authorization and power hereby given) to vote as indicated on the proposal(s), as more fully described in the Joint Proxy Statement/Prospectus. The undersigned hereby acknowledges receipt of the Notice of the Joint Special Meeting of Shareholders and of the accompanying Joint Proxy Statement/Prospectus, the terms of each of which are incorporated by reference, and revokes any proxy heretofore given with respect to such meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF THIS PROXY IS PROPERLY EXECUTED BUT NO DIRECTION IS MADE, AN EXECUTED PROXY WILL AUTHORIZE THE PERSONS NAMED ON THE RESPECTIVE PROXY TO VOTE FOR THE PROPOSAL(S) AND IN THE DISCRETION OF THE PROXY HOLDERS ON ANY OTHER MATTER PROPERLY BROUGHT BEFORE THE MEETING.

VOTE VIA THE TELEPHONE: 1-800-337-3503
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JPM_33120_011323

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xxxxxxxxxxxxxx   code

EVERY SHAREHOLDER'S VOTE IS IMPORTANT

Important Notice Regarding the Availability of Proxy Materials for the

Joint Special Shareholders Meeting to Be Held on March 15, 2023

The Notice of the Joint Special Meeting, Joint Proxy Statement/Prospectus

and Proxy Card for this meeting are available at:

https://www.proxy-direct.com/jpm-33120

PORTFOLIOS	PORTFOLIOS	PORTFOLIOS
JPMorgan Insurance Trust Core Bond Portfolio	JPMorgan Insurance Trust Mid Cap Value Portfolio	JPMorgan Insurance Trust Small Cap Core Portfolio
JPMorgan Insurance Trust U.S. Equity Portfolio		

Please detach at perforation before mailing.



TO VOTE MARK BLOCKS BELOW IN BLUE OR BLACK INK AS SHOWN IN THIS Example: X



A   Proposals THE BOARD OF TRUSTEES OF THE TRUST UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE PROPOSALS.

1.   To approve an Agreement and Plan of Reorganization (the "Agreement") providing for**:**

1(a) The reorganization of the JPMorgan Insurance Trust Core Bond Portfolio into the LVIP JPMorgan Core Bond Fund.

	FOR	AGAINST	ABSTAIN
JPMorgan Insurance Trust Core Bond Portfolio	☐	☐	☐

1(b) The reorganization of the JPMorgan Insurance Trust Mid Cap Value Portfolio into the LVIP JPMorgan Mid Cap Value Fund.

	FOR	AGAINST	ABSTAIN
JPMorgan Insurance Trust Mid Cap Value Portfolio	☐	☐	☐

1(c) The reorganization of the JPMorgan Insurance Trust Small Cap Core Portfolio into the LVIP JPMorgan Small Cap Core Fund.

	FOR	AGAINST	ABSTAIN
JPMorgan Insurance Trust Small Cap Core Portfolio	☐	☐	☐

1(d) The reorganization of the JPMorgan Insurance Trust U.S. Equity Portfolio into the LVIP JPMorgan U.S. Equity Fund.

	FOR	AGAINST	ABSTAIN
JPMorgan Insurance Trust U.S. Equity Portfolio	☐	☐	☐

2. To transact such other business as may properly come before the meeting.



B   Authorized Signatures — This section must be completed for your vote to be counted.— Sign and Date Below

Note: Please sign exactly as your name(s) appear(s) on this Proxy Card, and date it. When shares are held jointly, each holder should sign. When signing as attorney, executor, guardian, administrator, trustee, officer of corporation or other entity or in another representative capacity, please give the full title under the signature.

Date (mm/dd/yyyy) — Please print date below   **Signature 1 — Please keep signature within the box**   **Signature 2 — Please keep signature within the box**

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XXXXXXXXXXXXXX   JPM 33120   XXXXXXXX

[PROXY CARD TO COME]

LINCOLN VARIABLE INSURANCE PRODUCTS TRUST
1301 South Harrison Street
Fort Wayne, Indiana 46802
~~**JPMORGAN INSURANCE TRUST**~~
~~**277 Park Avenue**~~
~~**New York, NY 10172**~~

This Statement of Additional Information ("SAI") is not a prospectus but contains additional information that should be read in conjunction with the Combined Proxy Statement/Prospectus dated January [ ], 2023 (the "Combined Proxy Statement/Prospectus"), relating to the proposed reorganizations (each, a "Reorganization" and collectively, the "Reorganizations") of each fund identified below under the heading "JPMorgan Portfolios," each a series of JPMorgan Insurance Trust (each, a "JPMorgan Portfolio" and collectively, the "JPMorgan Portfolios"), into a corresponding, newly formed series identified below under the heading "Corresponding Acquiring Funds," each a series of Lincoln Variable Insurance Products Trust (each, an "Acquiring Fund" and collectively, the "Acquiring Funds").

This SAI relates specifically to the Joint Special Meeting of Shareholders to be held on March 15, 2023 for each of the JPMorgan Portfolios listed below:

JPMorgan Portfolios	Corresponding Acquiring Funds
JPMorgan Insurance Trust Core Bond Portfolio	LVIP JPMorgan Core Bond Fund
JPMorgan Insurance Trust Mid Cap Value Portfolio	LVIP JPMorgan Mid Cap Value Fund
JPMorgan Insurance Trust Small Cap Core Portfolio	LVIP JPMorgan Small Cap Core Fund
JPMorgan Insurance Trust U.S. Equity Portfolio	LVIP JPMorgan U.S. Equity Fund

Copies of the Combined Proxy Statement/Prospectus may be obtained at no charge by writing JPMorgan Insurance Trust at 1111 Polaris Parkway, Columbus, Ohio 43240 or by calling toll free at 1-800-480-4111. You can also access this information at www.jpmorgan.com/variableinsuranceportfolios.

General Information

This SAI relates to the acquisition of the assets and liabilities of each JPMorgan Portfolio by its corresponding Acquiring Fund. Each Acquiring Fund is a series of Lincoln Variable Insurance Products Trust. Each JPMorgan Portfolio is a series of JPMorgan Insurance Trust. Further information is included in the Combined Proxy Statement/Prospectus and in the documents, listed below, that are incorporated by reference into this SAI.

Incorporation of Documents by Reference

Because each Acquiring Fund was newly created for purposes of this transaction, no Acquiring Fund has published an annual or semi-annual report to shareholders. ~~*Pro forma* financial statements are not presented for the Reorganizations of each JPMorgan Portfolio into the corresponding Acquiring Fund because each Acquiring Fund is a newly created shell series of Lincoln Variable Insurance Products Trust with no assets or liabilities that will commence operations upon the closing of the respective Reorganization and continue the operations of the corresponding JPMorgan Portfolio.~~ Each JPMorgan Portfolio shall be the accounting and performance survivor in the applicable Reorganization, with the result that the corresponding Acquiring Fund, as the corporate survivor in the Reorganization, shall adopt the accounting and performance history of the JPMorgan Portfolio. This SAI incorporates by reference the following documents, which have each been filed with the Securities and Exchange Commission:

- The prospectuses for the JPMorgan Portfolios, dated May 1, 2022 (File No. 033-66080; Accession No. 0001193125-22-104145), as supplemented;
- ~~The prospectuses for the Acquiring Funds, dated December 22, 2022 (File No. 033-70742; Accession No. 0001193125-22-310772);~~
- The Statement of Additional Information for the JPMorgan Portfolios, dated May 1, 2022 (File No. 033-66080; Accession No. 0001193125-22-186340), as supplemented;

- The Statement of Additional Information for the Acquiring Funds dated December 22, 2022 (File No. 033-70742; Accession No. 0001193125-22-310772);
- The Annual Reports to shareholders of the JPMorgan Portfolios for the fiscal year ended December 31, 2021 (Accession No. 0001193125-22-048451); and
- The Semi-Annual Reports to shareholders of the JPMorgan Portfolios for the six months ended June 30, 2022 (Accession No. 0001193125-22-230025).

Supplemental Financial Information

Tables showing the fees and expenses of each JPMorgan Portfolio and its corresponding Acquiring Fund, and the fees and expenses of the Acquiring Fund on a pro forma basis after giving effect to the Reorganization, are included in the "Comparison of Fees and Expenses" section in the Combined Proxy Statement/Prospectus.

It is currently anticipated that in each Reorganization, all of the Acquired Fund's holdings will be transferred in-kind to the corresponding Acquiring Fund. Each Acquiring Fund expects to retain such holdings except for any trades entered into in the normal course of business, with no turnover expected to result from the Reorganization.

There are no material differences in the accounting, valuation and tax policies of the JPMorgan Portfolios as compared to those of the Acquiring Fund. The Acquiring Funds and JPMorgan Portfolios use different pricing vendors, and this may cause the values of the respective Funds' share values to vary higher or lower on the date of the Reorganization. We do not believe that changes due to the differences in the valuation vendors will have a material impact on the value of a shareholder's investment. As of November 22, 2022, the differences in valuation vendors would cause the value of the Standard Class of the LVIP JPMorgan Core Bond Fund shares you receive in the Reorganization to be approximately $0.01 per share higher than the value of your JPMorgan Core Bond Portfolio shares immediately prior to the Reorganization, and would causes no change to Fund share values for the remaining Reorganizations.

[TO INSERT REMAINDER OF COMPLETE SAI]

Part C - Other Information

Item 15.
Indemnification

As permitted by Sections 17(h) and 17(i) of the Investment Company Act of 1940 (the "1940 Act") and pursuant to Article VII, Section 2 of the Trust's Agreement and Declaration of Trust (Exhibit 28(a) to the Registration Statement) and Article VI of the Trust's By-Laws (Exhibit 28(b) to the Registration Statement), officers, trustees, employees and agents of the Registrant will not be liable to the Registrant, any stockholder, officer, director, trustee, employee, agent or other person for any action or failure to act, except for bad faith, willful misfeasance, gross negligence or reckless disregard of duties, and those individuals may be indemnified against liabilities in connection with the Registrant, subject to the same exceptions. Subject to the standards set forth in the governing instrument of the Trust, Section 3817 of Title 12, Part V, Chapter 38, of the Delaware Code permits indemnification of trustees or other persons from and against all claims and demands. The Independent Trustees have entered into an Indemnification Agreement with the Trust which obligates the Trust to indemnify the Independent Trustees in certain situations and which provides the procedures and presumptions with respect to such indemnification obligations.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "1933" Act) may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission ("SEC") such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer, or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding) is asserted against the Registrant by such trustee, officer or controlling person in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

The Registrant has purchased an insurance policy insuring its officers, trustees and directors against liabilities, and certain costs of defending claims against such officers and directors, to the extent such officers and directors are not found to have committed conduct constituting willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of their duties. The insurance policy will also insure the Registrant against the cost of indemnification payments to officers and trustees under certain circumstances.

Section 9 of the Investment Management Agreements (Exhibits 28(d)(1) and (2) to the Registration Statement) limits the liability of Lincoln Investment Advisors Corporation ("LIAC") to liabilities arising from willful misfeasance, bad faith or gross negligence in the performance of its respective duties or from reckless disregard by LIAC of its respective obligations and duties under the Agreements. Certain other agreements to which the Trust is a party also contain indemnification provisions.

The Registrant hereby undertakes that it will apply the indemnification provisions of its By-Laws in a manner consistent with SEC Release No. 11330 so long as the interpretations of Sections 17(h) and 17(i) of the 1940 Act remain in effect and are consistently applied.

Item 16.   Exhibits

Defined Terms for Exhibits:

- Lincoln Investment Advisors Corporation ("LIAC")
- Lincoln Variable Insurance Products Trust ("LVIP Trust")
- Lincoln Financial Distributors, Inc. ("LFD")
- The Lincoln National Life Insurance Company ("Lincoln Life")
- Lincoln Life & Annuity Company of New York ("Lincoln New York")
- Post-Effective Amendment ("PEA")

Each of the following exhibits are incorporated by reference herein to the previously filed documents indicated, except as otherwise noted:

(1)   *Declaration of Trust.*
      (a)   Agreement and Declaration of Trust, dated February 1, 2003, previously filed with PEA 13 on April 4, 2003.
      (b)   Certificate of Trust, dated January 31, 2003, previously filed with PEA 143 on January 7, 2013.
(2)   *By-laws.*
      (a)   By-laws of LVIP Trust, dated September 15, 2015, previously filed with PEA 165 on January 8, 2016.
(3)   N/A
(4)   Form of Agreement and Plan of Reorganization filed herewith.

(5)   Articles II, VII, and VIII of the Agreement and Declaration of Trust and Articles III, V and VI of the Amended Bylaws, incorporated by reference into Exhibits (a) and (b) hereto, define the rights of holders of shares.

(6)   *Investment Advisory Contracts.*

       (a)   Investment Management Agreement, dated April 30, 2007, between LVIP Trust and LIAC, previously filed with PEA 41 on April 15, 2008.

               (1)   Amendment to Schedule A to the Investment Management Agreement, dated June 17, 2022, between LVIP Trust and LIAC, previously filed with the Trust's Registration Statement on Form N-14 on July 8, 2022.

       (b)   Investment Management Agreement, dated March 20, 2019, between LVIP BlackRock Global Allocation Fund Cay-man, Ltd. and LIAC, previously filed with PEA 197 on April 25, 2019.

       (c)   Reserved.

       (d)   *Sub-Advisory Contracts.*

               (1)   Sub-Advisory Agreement dated April 1, 2021, between LIAC and AllianceBernstein, L.P., previously filed with PEA 219 on April 30, 2021.

               (2)   Sub-Advisory Agreement dated April 30, 2019, between LIAC and American Century Investment Management Inc., previously filed with PEA 199 on April 30, 2019.

               (3)   Sub-Advisory Agreement dated June 5, 2007, between LIAC and BAMCO, Inc., pertaining to the LVIP Baron Growth Opportunities Fund, previously filed with PEA 132 on April 30, 2012.

                       (i)   Amendment to Schedule A to Sub-Advisory Agreement dated October 1, 2016, between LIAC and BAMCO, Inc., previously filed with PEA 211 on December 15, 2020.

               (4)   Sub-Advisory Agreement dated March 21, 2016, between LIAC and BlackRock Advisors, LLC, previously filed with PEA 168 on April 29, 2016.

               (5)   Sub-Advisory Agreement dated April 30, 2010, between LIAC and BlackRock Financial Management, Inc., previously filed with PEA 132 on April 12, 2012.

               (6)   Sub-Advisory Agreement dated August 27, 2012, between LIAC and BlackRock Investment Management, LLC, previously filed with PEA 145 on April 30, 2013.

                       (i)   Side Letter to Sub-Advisory Agreement dated June 16, 2020, between LIAC and BlackRock Investment Management, LLC, previously filed with PEA 211 on December 15, 2020.

                       (ii)   Amendment to Schedule A to Sub-Advisory Agreement dated December 17, 2021, between LIAC and BlackRock Investment Management, LLC., previously filed with PEA 226 on April 29, 2022.

               (7)   Sub-Advisory Agreement dated January 1, 2017, between LIAC and BlackRock Investment Management, LLC, previously filed with PEA 211 on December 15, 2020.

                       (i)   Amendment to Schedule A to Sub-Advisory Agreement dated September 27, 2017, between LIAC and BlackRock Investment Management, previously filed with PEA 211 on December 15, 2020.

               (8)   Sub-Advisory Agreement dated May 20, 2022 between LIAC and Channing Capital Management LLC, previously filed with PEA 228 on July 18, 2022.

                       (i)   Side Letter to Sub-Advisory Agreement dated May 20, 2022 between LIAC and Channing Capital Management LLC, previously filed with PEA 228 on July 18, 2022..

               (9)   Sub-Advisory Agreement dated January 4, 2010, between LIAC and Delaware Management Company (currently known as Delaware Investments Fund Advisers), previously filed with PEA 132 on April 30, 2012.

                       (i)   Amendment to Schedule A to Sub-Advisory Agreement dated March 1, 2021, between LIAC and Delaware Investments Fund Advisers, previously filed with PEA 219 on April 30, 2021.

               (10)   Sub-Advisory Agreement dated May 1, 2010, between LIAC and Delaware Management Company (currently known as Delaware Investments Fund Advisers), previously filed with PEA 132 on April 30, 2012.

                       (i)   Amendment to Schedule A to Sub-Advisory Agreement dated October 1, 2015, between LIAC and Delaware Investments Fund Advisers, previously filed with PEA 211 on December 15, 2020.

               (11)   Sub-Advisory Agreement dated October 1, 2014, between LIAC and Delaware Investments Fund Advisers, previously filed with PEA 164 on January 8, 2016.

                       (i)   Amendment to Schedule A to Sub-Advisory Agreement dated May 1, 2017, between LIAC and Delaware Investments Fund Advisers, previously filed with PEA 211 on December 15, 2020.

               (12)   Assignment and Assumption of Sub-Advisory Agreements, dated June 20, 2013, between LIAC and Dela-ware Management Company, previously filed with PEA 204 on April 16, 2020.

(13)   Reserved.

(14)   Amendment to Sub-Advisory Agreements, dated January 10, 2019, between LIAC and Delaware Investments Fund Advisers, previously filed with PEA 199 on April 30, 2019.

(15)   Sub-Advisory Agreement dated May 1, 2015, between LIAC and Dimensional Fund Advisors LP, previously filed with PEA 162 on April 30, 2015.

        (i)   Amendment to Schedule A to Sub-Advisory Agreement dated March 10, 2021, between LIAC and Dimensional Fund Advisers LP, previously filed with PEA 219 on April 30, 2021.

(16)   Sub-Advisory Agreement dated April 30, 2014, between LIAC and Franklin Advisers, Inc., previously filed with PEA 152 on April 30, 2014.

        (i)   Amendment to Schedule A to Sub-Advisory Agreement dated April 1, 2018, between LIAC and Franklin Advisers, Inc., previously filed with PEA 186 on April 30, 2018.

(17)   Amended & Restated Sub-Advisory Agreement dated August 7, 2021, between LIAC and Franklin Advisers, Inc., previously filed with PEA 225 on September 7, 2021.

(18)   Sub-Advisory Agreement dated January 27, 2016, between LIAC and Franklin Mutual Advisers, LLC, previously filed with PEA 168 on April 29, 2016.

(19)   Sub-Advisory Agreement dated April 30, 2014, between LIAC and Goldman Sachs Asset Management, L.P., previously filed with PEA 152 on April 30, 2014.

        (i)   Amendment to Schedule A to Sub-Advisory Agreement dated April 14, 2017, between LIAC and Goldman Sachs Asset Management, L.P., previously filed with PEA 178 on April 28, 2017.

(20)   Sub-Advisory Agreement dated February 8, 2019, between LIAC and Invesco Advisers Inc. previously filed with PEA 199 on April 30, 2019.

(21)   Sub-Advisory Agreement dated February 8, 2019, between LIAC and Invesco Capital Management LLC, previously filed with PEA 199 on April 30, 2019.

(22)   Sub-Advisory Agreement dated September 21, 2012, between LIAC and J.P. Morgan Investment Management Inc., previously filed with PEA 145 on April 30, 2013.

        (i)   Amendment to Sub-Advisory Agreement dated August 31, 2018, between LIAC and J.P. Morgan Investment Management Inc., previously filed with PEA 211 on December 15, 2020.

        (ii)   Amendment to Sub-Advisory Agreement dated August 31, 2018, between LIAC and J.P. Morgan Investment Management Inc., previously filed with PEA 211 on December 15, 2020.

        (iii)   Amendment to Schedule A to Sub-Advisory Agreement dated March 24, 2022, between LIAC and J.P. Morgan Investment Management, Inc., previously filed with the Trust's Registration Statement on Form N-14 on April 18, 2022.

(23)   Sub-Advisory Agreement dated April 30, 2010, between LIAC and J.P. Morgan Investment Management Inc., previously filed with PEA 132 on April 30, 2012.

        (i)   Amendment to Sub-Advisory Agreement dated August 31, 2018, between LIAC and J.P. Morgan Investment Management Inc., previously filed with PEA 211 on December 15, 2020.

        (ii)   Amendment to Schedule A to Sub-Advisory Agreement dated October 1, 2019, between LIAC and J.P. Morgan Investment Management, Inc., previously filed with PEA 211 on December 15, 2020.

(24)   Sub-Advisory Agreement dated April 30, 2018, between LIAC and Loomis, Sayles & Company, L.P., previously filed with PEA 211 on December 15, 2020.

(25)   Sub-Advisory Agreement dated October 30, 2018, between LIAC and Massachusetts Financial Services Company, previously filed with PEA 211 on December 15, 2020.

(26)   Sub-Advisory Agreement dated October 1, 2010, between LIAC and Massachusetts Financial Services Company, previously filed with PEA 132 on April 30, 2012.

        (i)   Amendment to Schedule A to Sub-Advisory Agreement dated September 30, 2020, between LIAC Massachusetts Financial Services Company, previously filed with PEA 211 on December 15, 2020.

(27)   Sub-Advisory Agreement dated April 30, 2007, between LIAC and Massachusetts Financial Services Company, previously filed with PEA 132 on April 30, 2012.

        (i)   Amendment to Schedule A to Sub-Advisory Agreement dated January 1, 2022, between LIAC and Massachusetts Financial Services Company, previously filed with PEA 226 on April 29, 2022.

(28)   Sub-Advisory Agreement dated May 1, 2016, between LIAC and Milliman Financial Risk Management LLC, previously filed with PEA 168 on April 29, 2016.

        (i)   Amendment to Sub-Advisory Agreement dated October 1, 2017, between Milliman Financial Risk Management LLC, previously filed with PEA 211 on December 15, 2020.

        (ii)   Amendment to Schedule A to the Sub-Advisory Agreement dated May 1, 2020, between LIAC and Milliman Financial Risk Management LLC, previously filed with PEA 205 on April 29, 2020.

(29)   Sub-Advisory Agreement dated March 1, 2021, between LIAC and Milliman Financial Risk Management LLC, previously filed with PEA 219 on April 30, 2021.

        (i)   Amendment to Schedule A to the Sub-Advisory Agreement dated June 18, 2021, between LIAC and Milliman Financial Risk Management LLC, previously filed with PEA 225 on September 7, 2021.

(30)   Sub-Advisory Agreement dated July 12, 2011, between LIAC and Mondrian Investment Partners Limited, previously filed with PEA 132 on April 30, 2012.

        (i)   Amendment to Schedule A to Sub-Advisory Agreement dated July 1, 2021, between LIAC and Mondrian Investment Partners Limited, previously filed with PEA 225 on September 7, 2021.

(31)   Sub-Advisory Agreement dated July 12, 2011, between LIAC and Mondrian Investment Partners Limited, previously filed with PEA 132 on April 30, 2012.

        (i)   Amendment to Schedule A to Sub-Advisory Agreement dated July 1, 2021, between LIAC and Mondrian Investment Partners Limited, previously filed with PEA 225 on September 7, 2021.

(32)   Sub-Advisory Agreement dated April 30, 2014, between LIAC and Pacific Investment Management Company LLC, previously filed with PEA 152 on April 30, 2014.

        (i)   Amendment to Sub-Advisory Agreement dated September 20, 2021, between LIAC and Pacific Investment Management Company LLC, previously filed with PEA 226 on April 29, 2022.

(33)   Reserved.

(34)   Sub-Advisory Agreement effective April 28, 2020, between LIAC and Schroder Investment Management North America Inc., previously filed with PEA 205 on April 29, 2020.

(35)   Sub-Advisory Agreement dated April 30, 2008, between LIAC and SSGA Funds Management, Inc., previously filed with PEA 152 on April 30, 2014.

        (i)   Amendment to Schedule A to the Sub-Advisory Agreement dated February 1, 2021, between LIAC and SSGA Funds Management, Inc., previously filed with PEA 219 on April 30, 2021.

        (ii)   Amendment to Schedule A to the Sub-Advisory Agreement dated April 1, 2021, between LIAC and SSGA Funds Management, Inc., previously filed with PEA 219 on April 30, 2021.

(36)   Sub-Advisory Agreement dated February 8, 2016, between LIAC and T. Rowe Price Associates, Inc., previously filed with PEA 168 on April 29, 2016.

        (i)   Amendment to Sub-Advisory Agreement dated March 8, 2016, between LIAC and T. Rowe Price Associates, Inc., previously filed with PEA 190 on September 28, 2018.

        (ii)   Amendment to Schedule A to Sub-Advisory Agreement dated October 1, 2019, between LIAC and T. Rowe Price Associates, Inc., previously filed with PEA 211 on December 15, 2020.

(37)   Sub-Advisory Agreement dated February 1, 2018, between LIAC and T. Rowe Price Associates, Inc., previously filed with PEA 182 on January 31, 2018.

        (i)   Amendment to Schedule A to Sub-Advisory Agreement dated April 6, 2020, between LIAC and T. Rowe Price Associates, Inc., previously filed with PEA 205 on April 29, 2020.

(38)   Sub-Advisory Agreement dated April 30, 2007, between LIAC and T. Rowe Price Associates, Inc., previously filed with PEA 132 on April 30, 2012.

        (i)   Amendment to Schedule A to Sub-Advisory Agreement dated September 13, 2017, between LIAC and T. Rowe Price Associates, Inc., previously filed with PEA 186 from April 30, 2018.

(39)   Sub-Advisory Agreement dated April 30, 2007, between LIAC and T. Rowe Price Associates, Inc., previously filed with PEA 132 on April 30, 2012.

        (i)   Amendment to Sub-Advisory Agreement dated March 8, 2016, between LIAC and T. Rowe Price Associates, Inc., previously filed with PEA 186 on April 30, 2018.

        (ii)   Amendment to Schedule A to Sub-Advisory Agreement dated October 1, 2019, between LIAC and T. Rowe Price Associates, Inc., previously filed with PEA 211 on December 15, 2020.

(40) Sub-Advisory Agreement dated September 21, 2012, between LIAC and Templeton Investment Counsel, LLC, previously filed with PEA 145 on April 30, 2013.

    (i) Amendment to Schedule A to Sub-Advisory Agreement dated October 1, 2015, between LIAC and Templeton Investment Counsel, LLC, previously filed with PEA 211 on December 15, 2020.

(41) Sub-Advisory Agreement dated April 30, 2007, between LIAC and Wellington Management Company, LLP, previously filed with PEA 132 on April 30, 2012.

    (i) Amendment to Schedule A to Sub-Advisory Agreement dated July 1, 2017, between LIAC and Wellington Management Company, LLC, previously filed with PEA 211 on December 15, 2020.

(42) Sub-Advisory Agreement dated April 30, 2007, between LIAC and Wellington Management Company, LLP, previously filed with PEA 132 on April 30, 2012.

    (i) Amendment to Schedule A to Sub-Advisory Agreement dated October 1, 2018, between LIAC and Wellington Management Company, LLP, previously filed with PEA 192 on October 31, 2018.

(43) Sub-Advisory Agreement dated July 31, 2020, between LIAC and Western Asset Management Company, LLC, previously filed with PEA 211 on December 15, 2020.

(44) Sub-Sub-Advisory Agreement dated March 13, 2017, between BlackRock Financial Management Inc. and BlackRock International Limited, previously filed with PEA 219 on April 30, 2021.

(45) Sub-Sub-Advisory Agreement dated February 11, 2022, between BlackRock Investment Management and BlackRock Singapore Limited, previously filed with PEA 226 on April 29, 2022.

(46) Sub-Sub-Advisory Agreement dated April 30, 2019, between Delaware Investments Fund Advisers and Macquarie Investment Management Austria Kapitalanlage AG ("MIMAK"), previously filed with PEA 219 on April 30, 2021.

    (i) Amendment to Sub-Sub-Advisory Agreement dated October 2, 2020, between Delaware Investments Fund Advisers and MIMAK previously filed with PEA 219 on April 30, 2021.

    (ii) Amendment to Sub-Sub-Advisory Agreement dated May 1, 2021, between Delaware Investments Fund Advisers and Macquarie Investment MIMAK, previously filed with PEA 225 on September 7, 2021.

(47) Sub-Sub-Advisory Agreement dated April 30, 2019, between Delaware Investments Fund Advisers and Macquarie Investment Management Global Limited ("MIMGL"), previously filed with PEA 219 on April 30, 2021.

    (i) Amendment to Sub-Sub-Advisory Agreement dated October 2, 2020, between Delaware Investments Fund Advisers and MIMGL, previously filed with PEA 219 on April 30, 2021.

    (ii) Amendment to Sub-Sub-Advisory Agreement dated May 1, 2021 between Delaware Investments Fund Advisers and MIMGL, previously filed with PEA 225 on September 7, 2021.

(48) Sub-Sub-Advisory Agreement dated April 30, 2019, between Delaware Investments Fund Advisers and Macquarie Investment Management Europe Limited ("MIMEL"), previously filed with PEA 219 on April 30, 2021.

    (i) Amendment to Sub-Sub-Advisory Agreement dated May 1, 2021 between Delaware Investments Fund Advisers and MIMEL, previously filed with PEA 225 on September 7, 2021.

(49) Sub-Sub-Advisory Agreement dated April 30, 2019, between Delaware Investments Fund Advisers and Macquarie Funds Management Hong Kong Limited ("MFMHKL"), previously filed with PEA 219 on April 30, 2021.

    (i) Amendment to Sub-Sub-Advisory Agreement dated May 1, 2021 between Delaware Investments Fund Advisers and MFMHKL, previously filed with PEA 225 on September 7, 2021.

(50) Sub-Sub-Advisory Agreement dated April 30, 2014, between Franklin Advisers, Inc. and K2/D&S Management Co., L.L.C, previously filed with PEA 152 on April 30, 2014.

(51) Sub-Sub-Advisory Agreement dated April 30, 2014, between Franklin Advisers, Inc. and Templeton Investment Counsel, LLC, previously filed with PEA 152 on April 30, 2014.

(52) Sub-Sub-Advisory Agreement dated April 30, 2014, between Franklin Advisers, Inc. and Franklin Templeton Institutional, LLC, previously filed with PEA 152 on April 30, 2014.

(53) Sub-Sub-Advisory Agreement dated April 28, 2020, between Schroder Investment Management North America Inc. and Schroder Investment Management North America Limited, previously filed with PEA 219 on April 30, 2021.

(54)   Sub-Advisory Agreement between LIAC, LVIP BlackRock Global Allocation Fund Cayman Ltd., and BlackRock Investment Management, LLC, previously filed with PEA 197 on April 25, 2019.

(55)   Amended & Restated Sub-Advisory Agreement dated April 26, 2019, between LIAC, LVIP BlackRock Global Allocation Fund Cayman Ltd., and BlackRock Investment Management, LLC, previously filed with PEA 226 on April 29, 2022.

(7)   *Underwriting Contracts.*

    (a)   Principal Underwriting Agreement dated January 1, 2012, between LVIP Trust and LFD, previously filed with PEA 125 on April 9, 2012.

        (1)   Amendment to Schedule A to Principal Underwriting Agreement dated June 30, 2021, between LVIP Trust and LFD, previously filed with PEA 226 on April 29, 2022.

(8)   N/A

(9)   *Custodian Agreements.*

    (a)   Mutual Fund Custody and Services Agreement dated June 19, 2018, between LVIP Trust and State Street Bank and Trust Company, previously filed with Pre-Effective Amendment 1 on January 1, 2019.

        (1)   Amendment to Appendix A to Mutual Fund Custody Agreement dated November 18, 2021, between LVIP Trust and State Street Bank and Trust Company, previously filed with PEA 226 on April 29, 2022.

(10)   *Rule 12b-1 Plan and Rule 18f-3 Plan.*

    (a)   Service Class Distribution and Service Plan, previously filed with PEA 141 on August 27, 2012.

        (1)   Amendment to Schedule I of the Service Class Distribution and Service Plan

    (b)   Distribution Services Agreement dated May 1, 2008 between LVIP Trust and LFD, previously filed with PEA 141 on August 27, 2012.

    (c)   Rule 18f-3 Multiple Class Plan approved September 15, 2015, previously filed with PEA 165 on January 8, 2016.

(11)   *Legal Opinion.*

    (a)   Legal Opinion of Counsel dated April 1, 2003 regarding issuance of shares, previously filed with PEA 13 on April 4, 2003.

    (b)   Legal Opinion of Counsel dated April 27, 2007 regarding issuance of shares, previously filed with PEA 41 on April 15, 2008.

    (c)   Legal Opinion of Counsel dated January [26~~3~~], 2023, filed herewith.

(12)   N/A

(13)   *Other Material Contracts.*

    (a)   Fund Accounting and Financial Administration Agreement dated June 19, 2018, between LVIP Trust and State Street Bank and Trust Company, previously filed with Pre-Effective Amendment 1 on January 1, 2019.

        (1)   Amendment to Annex I to Fund Accounting and Financial Administration Agreement dated December 29, 2020, between LVIP Trust and State Street Bank and Trust Company, previously filed with PEA 225 on September 7, 2021.

    (b)   Administration Agreement dated January 1, 2015, between LVIP Trust and Lincoln Life, previously filed with PEA 175 on January 6, 2015.

        (i)   Amendment to Administration Agreement dated May 1, 2017, between LVIP Trust and Lincoln Life, previously filed with PEA 186 on April 30, 2018.

    (c)   Amended and Restated Expense Limitation Agreement dated April 26, 2019, between LIAC and LVIP Trust, previously filed with PEA 197 on April 25, 2017.

        (1)   Amendment to Schedule A of Amended and Restated Expense Limitation Agreement dated March 10, 2021 between LIAC and LVIP Trust, previously filed with PEA 219 on April 30, 2021.

    (d)   Advisory Fee Waiver Agreement dated March 7, 2013, between LIAC and LVIP Trust, previously filed with PEA 145 on April 30, 2013.

        (1)   Amendment to Schedule A to the Advisory Fee Waiver Agreement filed herewith.

    (e)   Administrative Services Agreement dated July 30, 2010 between Capital Research and Management Company and LIAC

    (f)   *Consulting Agreements*

        (1)   Consulting Agreement dated April 29, 2011, between LIAC and The Vanguard Group Inc., previously filed with PEA 129 on April 11, 2012.

(2)   Consulting Agreement dated January 1, 2018, between LIAC and Goldman Sachs Asset Management, L.P., previously filed with PEA 186 on April 30, 2018.

(g)   *Participation Agreements*

(1)   Fund Participation Agreement dated May 1, 2003, between Lincoln Life and LVIP Trust, previously filed with PEA 13 on April 4, 2003.

(2)   Amendment effective May 1, 2014 to the Fund Participation Agreement between Lincoln Life and LVIP Trust, previously filed with PEA 152 on April 30, 2014.

(3)   Fund Participation Agreement dated May 1, 2003, including certain amendments, between Lincoln New York and LVIP Trust, previously filed with PEA 13 on April 4, 2003.

(4)   Amendment effective May 1, 2014 to the Fund Participation Agreement between Lincoln New York and LVIP Trust, previously filed with PEA 152 on April 30, 2014.

(5)   Fund Participation Agreement dated June 5, 2007 between LVIP Trust, LFD, LIAC, Great-West Life & Annuity Insurance Company, and First-Great West Life & Annuity Insurance Company, previously filed with PEA 41 on April 15, 2008.

(6)   Amendment to Fund Participation Agreement dated March 15, 2021 between LVIP Trust, LIAC, LFD and Great-West Life & Annuity Insurance Company and Great-West Life & Annuity Insurance Company of New York, previously filed with PEA 225 on September 7, 2021.

(7)   Fund Participation Agreement dated June 5, 2007 between LVIP Trust, LFD, LIAC, and Nationwide Financial Services, Inc., previously filed with PEA 41 on April 15, 2008.

(8)   Amendment to Fund Participation Agreement dated November 19, 2019 between LVIP Trust, LIAC, LFD and Nationwide Financial Services, Inc., previously filed with PEA 225 on September 7, 2021.

(9)   Amendment to Fund Participation Agreement dated March 10, 2009 between LVIP Trust, LIAC, LFD and Nationwide Financial Services, Inc., previously filed with PEA 225 on September 7, 2021.

(10)   Fund Participation Agreement dated June 5, 2007 between LVIP Trust, LFD, LIAC, and New York Life Insurance and Annuity Corporation, previously filed with PEA 41 on April 15, 2008.

(11)   Amendment to Fund Participation Agreement dated April 30, 2012 between LVIP Trust, LIAC, LFD and New York Life Insurance and Annuity Corporation, previously filed with PEA 225 on September 7, 2021.

(12)   Amendment to Fund Participation Agreement dated April 1, 2013 between LVIP Trust, LIAC, LFD and New York Life Insurance and Annuity Corporation, previously filed with PEA 225 on September 7, 2021.

(13)   Amendment to Fund Participation Agreement dated May 1, 2018 between LVIP Trust, LIAC, LFD and New York Life Insurance and Annuity Corporation, previously filed with PEA 225 on September 7, 2021.

(14)   Amendment to Fund Participation Agreement dated November 1, 2019 between LVIP Trust, LIAC, LFD and New York Life Insurance and Annuity Corporation, previously filed with PEA 225 on September 7, 2021.

(15)   Amendment to Fund Participation Agreement dated April 10, 2021 between LVIP Trust, LIAC, LFD and New York Life Insurance and Annuity Corporation, previously filed with PEA 225 on September 7, 2021.

(16)   Fund Participation Agreement dated June 5, 2007 between LVIP Trust, LFD, Lincoln Investment Advisors and RiverSource Life Insurance Company, previously filed with PEA 41 on April 15, 2008.

(17)   Fund Participation Agreement dated June 5, 2007 between LVIP Trust, LFD, LIAC, and Standard Insurance Company, previously filed with PEA 41 on April 15, 2008.

(18)   Fund Participation Agreement dated July 30, 2010 between LVIP Trust, Lincoln Life, Lincoln New York, LIAC, American Funds Insurance Series, Capital Research and Management Company, Capital Income Builder, Intermediate Bond Fund of America, Short-Term Bond Fund of America and American Funds Ser-vice Company, previously filed with PEA 104 on April 12, 2011.

(19)   Fund Participation Agreement dated June 12, 2009 between LVIP Trust, LFD, LIAC, and AIG Life Insurance Company, previously filed with PEA 99 on April 6, 2011.

(20)   Fund Participation Agreement dated June 12, 2009 between LVIP Trust, LFD, LIAC, and American International Life Assurance Company of New York, previously filed with PEA 99 on April 6, 2011.

(21)   Assignment dated November 30, 2010 of Fund Participation Agreement dated June 12, 2009 between LVIP Trust, LFD, LIAC, and American International Life Assurance Company of New York to United States Life Insurance Company in the City of New York, previously filed with PEA 99 on April 6, 2011.

(22)   Amendment to Fund Participation Agreement dated March 15, 2021 between LVIP Trust, LIAC, LFD and American General Life Insurance Company, previously filed with PEA 225 on September 7, 2021.

(23) Amendment to Fund Participation Agreement dated March 15, 2021 between LVIP Trust, LIAC, LFD and The United States Life Insurance Company in the City of New York, previously filed with PEA 225 on September 7, 2021.

(24) Fund Participation Agreement dated May 28, 2009 between LVIP Trust, LFD, LIAC, and Commonwealth Annuity and Life Insurance Company, previously filed with PEA 99 on April 6, 2011.

(25) Fund Participation Agreement dated May 28, 2009 between LVIP Trust, LFD, LIAC, and First Allmerica Financial Life Insurance Company, previously filed with PEA 99 on April 6, 2011.

(26) Fund Participation Agreement dated April 26, 2021 between LVIP Trust, LFD, LIAC and Principal National Life Insurance Company, previously filed with PEA 225 on September 7, 2021.

(27) Fund Participation Agreement dated April 30, 2021 between LVIP Trust, LFD, LIAC and The Guardian Insurance & Annuity Company, Inc., previously filed with PEA 225 on September 7, 2021.

(28) Fund Participation Agreement dated April 26, 2021 between LVIP Trust, LFD, LIAC and Allstate Life Insurance Company of New York, previously filed with PEA 228 on July 18, 2022.

(29) Master Fund Participation Agreement dated June 30, 2010 between LVIP Trust, Lincoln Life, Lincoln New York, American Funds Insurance Series, Capital Research and Management Company, and American Funds Service Company, previously filed with PEA 103 on April 12, 2011.

(30) Form of Fund of Funds Participation Agreement Pursuant to SEC Exemptive Order under Section 12 of the Investment Company Act of 1940, previously filed with PEA 226 on April 29, 2022.

(31) Form of Fund of Funds Operational Participation Agreement, previously filed with PEA 152 on April 30, 2014.

(h) Form of Indemnification Agreement, previously filed with PEA 125 on April 9, 2012.

(14) Consent of Independent Registered Public Accounting Firm dated January 23, 2023, filed herewith.

(15) N/A

(16) Power of Attorney dated January 23, 2023, filed herewith.

(17) *Codes of Ethics.*

(a) Code of Ethics for LVIP Trust and LIAC, previously filed with PEA 205 on April 29, 2020.

(b) Code of Ethics for LFD, previously filed with PEA 205 on April 29, 2020.

(c) Code of Ethics for J.P. Morgan Investment Management Inc. and affiliated companies, previously filed with PEA 219 on April 30, 2021.

(18) N/A

Item 17.   Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant agrees to file by Post-Effective Amendment the opinions and consents of counsel regarding the tax consequences of the proposed reorganizations required by Item 16(12) of Form N-14 within a reasonable time after receipt of such opinions.

SIGNATURE PAGE

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the city of Fort Wayne and the State of Indiana, on this [26th]3rd day of January 2023.

LINCOLN VARIABLE INSURANCE PRODUCTS TRUST

By: /s/William P. Flory, Jr.

William P. Flory, Jr.
Chief Accounting Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in their capacities and on the date indicated above.

Signature	Title
By: /s/Jayson R. Bronchetti* Jayson R. Bronchetti	Chairman of the Board, Trustee and President (Principal Executive Officer)
By: /s/William P. Flory, Jr. William P. Flory, Jr.	Chief Accounting Officer (Principal Accounting Officer and Principal Financial Officer)
/s/Steve A. Cobb* Steve A. Cobb	Trustee
/s/Ken C. Joseph* Ken C. Joseph	Trustee
/s/Barbara L. Lamb* Barbara L. Lamb	Trustee
/s/Gary D. Lemon* Gary D. Lemon	Trustee
/s/Thomas A. Leonard* Thomas A. Leonard	Trustee
/s/Charles I. Plosser* Charles I. Plosser	Trustee
/s/Pamela L. Salaway* Pamela L. Salaway	Trustee
/s/Manisha A. Thakor* Manisha A. Thakor	Trustee

/s/Brian W. Wixted*	Trustee
Brian W. Wixted	
/s/Nancy B. Wolcott*	Trustee
Nancy B. Wolcott	
By: /s/William P. Flory, Jr.	Attorney-in-Fact
William P. Flory, Jr.	

*Pursuant to a Power of Attorney filed on December 22, 2022.

FORM OF AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION ("Agreement") is adopted as of this [__] day of [__], 2022 by and among: (i) JPMorgan Insurance Trust (the "Target Entity"), an open-end registered investment company, separately, where applicable, on behalf of its respective series identified on Exhibit A hereto (each a "Target Fund"); and (ii) Lincoln Variable Insurance Products Trust, an open-end registered investment company (the "Acquiring Entity"), separately, where applicable, on behalf of its respective series identified on Exhibit A hereto (each an "Acquiring Fund"). J.P. Morgan Investment Management Inc. ("JPMIM") joins this Agreement solely for purposes of Sections 1.2(f), 5.1(a), 9.2, 14, 16.3, 17.2, and 17.3. Lincoln Investment Advisors Corporation ("LIAC") joins this agreement solely for purposes of Sections 1.2(f), 5.1(a), 9.2, 14, 16.3, 17.2, and 17.3.

WHEREAS, the parties hereto intend for each Acquiring Fund and the corresponding Target Fund (as set forth in Exhibit A hereto) to enter into a transaction pursuant to which: (i) the Acquiring Fund will acquire the Assets and Liabilities (as each such term is defined in Section 1.2) of the Target Fund in exchange for the corresponding class or classes of shares (as applicable) of the Acquiring Fund of equal value to the Net Assets (as defined in Section 1.2(c)) of the Target Fund being acquired, and (ii) the Target Fund will distribute such shares of the Acquiring Fund to shareholders of the corresponding class of the Target Fund, in connection with the liquidation of the Target Fund, all upon the terms and conditions hereinafter set forth in this Agreement (each such transaction, a "Reorganization" and collectively, the "Reorganizations"). Each Acquiring Fund is, and will be immediately prior to Closing (defined in Section 3.1), a shell series, without assets or liabilities, created solely for the purpose of acquiring the Assets and Liabilities of the Target Fund;

WHEREAS, each Target Entity and each Acquiring Entity is an open-end, registered investment company of the management type; and

WHEREAS, this Agreement is intended to be and is adopted as a plan of reorganization and liquidation with respect to each Reorganization within the meaning of Section 368(a)(1)(C) of the United States Internal Revenue Code of 1986, as amended ("Code").

NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

18. DESCRIPTION OF THE REORGANIZATIONS

18.1. The parties hereto intend that each Reorganization described herein shall be conducted separately of the others, and a party that is not a party to a Reorganization shall incur no obligations, duties or liabilities with respect to such Reorganization by reason of being a party to this Agreement. If any one or more Reorganizations should fail to be consummated, such failure shall not affect the other Reorganizations in any way.

18.2. Provided that all conditions precedent to a Reorganization set forth herein have been satisfied or, to the extent legally permissible, waived as of the Closing Time (defined in Section 3.1), and based on the representations and warranties each party provides to the others, the Target Entity and the Acquiring Entity agree to take the following steps with respect to their Reorganization(s), the parties to which and classes of shares to be issued in connection with which are set forth in Exhibit A:

(a) The Target Fund shall transfer all of its Assets, as defined and set forth in Section 1.2(b), to the Acquiring Fund, and the Acquiring Fund in exchange therefor shall assume the Liabilities, as defined and set forth in Section 1.2(c), and deliver to the Target Fund the number of full and fractional Acquiring Fund shares determined in the manner set forth in Section 2.

(b) The assets of the Target Fund to be transferred to the Acquiring Fund shall consist of all assets and property, including, without limitation, all rights, cash, securities, commodities and futures interests, forwards, swaps and other financial instruments, claims (whether absolute or contingent, known or unknown, accrued or unaccrued and including, without limitation, any interest in pending or future legal claims in connection with past or present portfolio holdings, whether in the form of class action claims, optout or other direct litigation claims, or regulator or government-established investor recovery fund claims, and any and all resulting recoveries), receivables (including dividends, interest, principal, subscriptions and other receivables), goodwill and other intangible property, and choses in action, copies of all books and records belonging to the Target Fund (including all books and records required to be maintained under the Investment Company Act of 1940, as amended (the "1940 Act")), any deferred or prepaid expenses shown as an asset on the books of the Target Fund as of the Closing Time, and all interests, rights, privileges and powers, other than the Target Fund's rights under this Agreement on the Closing Date as defined in Section 2.1(a) (collectively, "Assets"). The Assets of the Target Fund shall be delivered to the Acquiring Fund free and clear of all liens, encumbrances, hypothecations and claims whatsoever, and there shall be no restrictions on the full transfer thereof, except as contemplated under Section 4.1(f).

(c)   The Target Fund will use its best efforts to identify and discharge all known liabilities and obligations prior to the Closing Date (as defined in Section 2.1(a)) to the extent possible and consistent with its own investment objectives and policies and normal business operations, and prior to the Closing Date will have discharged such liabilities, including without limitation (i) liabilities arising from the Target Fund's allocation of Target Entity obligations, such as any undischarged obligations to board members under a deferred compensation plan; (ii) any liabilities, costs or charges relating to fee waiver and expense reimbursement arrangements between the Target Funds and JPMIM and its affiliates (including any recoupment of any fees or expenses of the Target Funds previously waived or reimbursed); and, (iii) any liabilities or penalties resulting from the termination of material contracts or other commitments of the Target Funds, including the contracts listed on schedule 4.1(h). At the Closing, the Acquiring Fund shall assume all of the liabilities of the Target Fund set forth in the statement of Assets and Liabilities as of the Closing Date delivered by the Target Fund to the Acquiring Fund pursuant to paragraph 5.1(g) (collectively, "Liabilities"). The Assets minus the Liabilities of a Target Fund shall be referred to herein as the Target Fund's "Net Assets."

(d)   As soon as is reasonably practicable after the Closing, the Target Fund will distribute to its shareholders of record ("Target Fund Shareholders") the shares of the Acquiring Fund of the corresponding class received by the Target Fund pursuant to Section 1.2(a), as set forth in Exhibit A, on a pro rata basis within that class, and without further notice the outstanding shares of the Target Fund will be redeemed and cancelled as permitted by its Governing Documents (as defined in Section 4.1) and applicable law, and the Target Fund will as promptly as practicable completely liquidate and dissolve as permitted by its Governing Documents and applicable law. Such distribution to the Target Fund Shareholders and liquidation of the Target Fund will be accomplished, with respect to each class of the Target Fund's shares, by the transfer of the Acquiring Fund's shares of the corresponding class then credited to the account of the Target Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the names of the Target Fund Shareholders of the class. The aggregate net asset value of the Acquiring Fund's shares to be so credited to the corresponding Target Fund Shareholders shall be equal to the aggregate net asset value of the corresponding Target Fund's shares owned by the Target Fund Shareholders on the Closing Date. The Acquiring Fund shall not issue certificates representing shares in connection with such exchange.

(e)   Ownership of the Acquiring Fund's shares will be shown on its books, as such are maintained by the Acquiring Fund's transfer agent.

(f)   Beginning at least forty-five (45) business days prior to the Closing Date, the Target Fund will provide LIAC and the Acquiring Fund with a daily schedule of the Assets then held by the Target Fund, with current market values. At least thirty (30) business days prior to the Closing Date, and ten (10) business days prior to the Closing Date, LIAC, on behalf of the Acquiring Fund, will advise JPMIM and the Target Fund of any investments of the Target Fund shown on the Target Fund's schedule of Assets that the Acquiring Fund would not be permitted to hold (i) under applicable law; or (ii) because the transfer of such investments would result in material operational or administrative difficulties (including relating to valuation matters) to the Acquiring Fund in connection with facilitating the orderly transition of the Target Fund's Assets to the Acquiring Fund. Under such circumstances, to the extent practicable, the Target Fund will, if requested by the Acquiring Fund and in the Target Fund's discretion, to the extent permissible and consistent with its own investment objectives and policies and the fiduciary duties of the investment adviser responsible for the portfolio management of the Target Fund, make a good faith effort to liquidate such investments prior to the

Closing Date. Notwithstanding the foregoing, nothing herein will permit or require the Target Fund to liquidate any Assets, if, in the reasonable judgment of the Target Entity's board of trustees or the Target Fund's investment adviser, such disposition would adversely affect the tax-free nature of the Reorganization for U.S. federal income tax purposes, or would adversely affect the Target Fund's status as a "regulated investment company" under the Code or would otherwise not be in the best interests of the Target Fund.

(g)   The Target Fund shall notify the Acquiring Fund of any portfolio security held by the Target Fund in other than book-entry form at least thirty (30) business days prior to the Closing Date.

(h)   Any transfer taxes payable upon issuance of the Acquiring Fund's shares in a name other than the registered holder of the Target Fund's shares on the books and records of the Target Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom the Acquiring Fund's shares are to be issued and transferred.

(i)   Immediately after the Closing Time, the share transfer books relating to the Target Fund shall be closed and no transfer of shares shall thereafter be made on such books.

19.   VALUATION

19.1.   With respect to each Reorganization:

(a)   The value of the Target Fund's Assets shall be the value of such Assets computed as of immediately after the close of regular trading on the New York Stock Exchange ("NYSE"), which shall reflect the declaration of any dividends, on the Closing Date, using the valuation procedures set forth in the then-current prospectus for the Target Fund and the valuation procedures established by the Target Entity's board of trustees. On the Closing Date, the Target Fund shall record the value of its Net Assets, as valued pursuant to this Section 2.1(a), on a valuation report (the "Valuation Report") and deliver a copy of the Valuation Report to the Acquiring Fund by [7:00 p.m.] (Eastern time) on the Closing Date, or as soon as practicable thereafter.

(b)   The net asset value per share of each class of the Acquiring Fund shares issued in connection with the Reorganization shall be the net asset value per share of the corresponding class of the Target Fund as of the close of business on the Closing Date.

(c)   The number of shares of each class of the Acquiring Fund (including fractional shares, if any, rounded to the nearest thousandth) issued in exchange for the Target Fund's Net Assets shall equal the number of shares of the corresponding class of the Target Fund outstanding as of the Closing Date. All Acquiring Fund shares delivered to a Target Fund will be delivered at net asset value without the imposition of a sales load, commission, transaction fee or other similar fee.

(d)   All computations of value shall be made by the Target Fund or its designated recordkeeping agent using the valuation procedures described in this Section 2 and shall be subject to review by the Acquiring Fund and/or its recordkeeping agent, and, if requested by either the Target Entity or the Acquiring Entity, by the independent registered public accountant of the requesting party.

20.   CLOSING AND CLOSING DATE

20.1.   Each Reorganization shall close on such date as the parties may mutually agree with respect to any or all Reorganizations (the "Closing Date"). All acts taking place at the closing of a Reorganization ("Closing") shall, subject to the satisfaction or waiver of the conditions in this Agreement, be deemed to take place simultaneously as of the later of [7:01 p.m.] Eastern time or the finalization of the applicable Target Fund's net asset value on the Closing Date of that Reorganization, unless otherwise agreed to by the parties (the "Closing Time"). The Closing of each Reorganization shall be held in person, by facsimile, email or such other communication means as the parties may reasonably agree.

20.2.   With respect to each Reorganization:

(a)   The Target Fund's portfolio securities, investments or other assets that are represented by a certificate or other written instrument shall be presented, transferred and delivered by the Target Fund's custodian (the "Target Custodian") as of the Closing Time to the Acquiring Fund's custodian for the account of the Acquiring Fund duly endorsed in proper form for transfer and in such condition as to constitute good delivery thereof. The Target Fund shall direct the Target Custodian to deliver to the Acquiring Fund's custodian as of the Closing Date by book entry, in accordance with the customary practices of Target Custodian and any securities depository (as defined in Rule 17f-4 under the 1940 Act), in which the Assets are deposited, the Target Fund's portfolio securities and instruments so held. The Target Fund's portfolio securities represented by a certificate or other written instrument shall be presented by the Target Custodian to the Acquiring Fund's custodian. A draft of such presentation shall be made for examination no later than five (5) business days preceding the Closing Date, and such final certificates and other written instruments shall be transferred and delivered by the Target Custodian as of the Closing Time for the account of the Acquiring Fund duly endorsed in proper form for transfer in such condition as specified by the Acquiring Fund's custodian so as to constitute good delivery thereof. The cash to be transferred by the Target Fund shall be delivered to the Acquiring Fund's custodian by wire transfer of federal funds or other appropriate means on the Closing Date. If the Target Fund is unable to make such delivery on the Closing Date in the manner contemplated by this Section for the reason that any of such securities or other investments purchased prior to the Closing Date have not yet been delivered to the Target Fund or its broker, then the Acquiring Fund may, in its sole discretion, waive the delivery requirements of this Section with respect to the undelivered securities or other investments if the Target Fund has, by or on the Closing Date, delivered to the Acquiring Fund or its custodian executed copies of an agreement of assignment and escrow and due bills executed on behalf of said broker or brokers, together with such other documents as may be required by the Acquiring Fund or its custodian, such as brokers' confirmation slips.

(b)   The Target Entity shall direct the Target Custodian for the Target Fund to deliver, at the Closing or as soon as practicable thereafter, a certificate of an authorized officer stating that (i) except as permitted by Section 3.2(a), the Assets have been delivered in proper form to the Acquiring Fund no later than the Closing Time on the Closing Date, and (ii) all necessary Taxes (as defined below) in connection with the delivery of the Assets, including all applicable federal, state and foreign stock transfer stamps, if any, have been paid or provision for payment has been made. At the Closing, or as soon as practicable thereafter, the Acquiring Entity will cause the custodian for the Acquiring Fund to deliver a certificate of an authorized officer acknowledging that the Acquiring Fund has received the Target Fund portfolio securities, cash and any other Assets as of the final settlement date for such transfers.

(c)   At such time prior to the Closing Date as the parties mutually agree, the Target Fund shall provide instructions and related information to the Acquiring Fund or its transfer agent with respect to the Target Fund Shareholders, including names, addresses, dividend reinvestment elections, if any, and tax withholding status of the Target Fund Shareholders as of the date agreed upon (such information to be updated as of the Closing Date, as necessary). The Acquiring Fund and its transfer agent shall have no obligation to inquire as to the validity, propriety or correctness of any such instruction, information or documentation, but shall, in each case, assume that such instruction, information or documentation is valid, proper, correct and complete.

(d)   The Target Entity shall direct the transfer agent for a Target Fund (the "Target Transfer Agent") to deliver to the Acquiring Fund at the Closing a certificate of an authorized officer stating that its records, as provided to the Acquiring Fund, contain the names and addresses of the Target Fund Shareholders and the number of outstanding shares of each class owned by each such shareholder immediately prior to the Closing. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.

(e)   In the event that on the Closing Date (i) the NYSE or another primary trading market for portfolio securities of the Target Fund (each, an "Exchange") shall be closed to trading or trading thereupon shall be restricted, or (ii) trading or the reporting of trading on such Exchange or elsewhere shall be disrupted so that, in the judgment of the board of trustees of the Acquiring Entity or the Target Entity, or the authorized officers of such entities, accurate appraisal of the value of the net assets of the Acquiring Fund or the Target Fund, respectively, is impossible or impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored or such later dates as may be mutually agreed in writing by an authorized officer of each party.

21.   REPRESENTATIONS AND WARRANTIES

21.1.   The Target Entity, on behalf of itself or, where applicable a Target Fund, represents and warrants to the Acquiring Entity and Acquiring Fund as follows:

(a)   The Target Entity is a voluntary association with transferable shares, of the type commonly referred to as a "Massachusetts business trust," and is validly existing under the laws of the Commonwealth of Massachusetts with power under the Target Entity's governing documents (including bylaws), as applicable ("Governing Documents") and Massachusetts law, to own all of its Assets, to carry on its business as it is now being conducted and to enter into this Agreement and perform its obligations hereunder. The Target Fund is a duly established and designated separate series of the Target Entity;

(b)   The Target Entity is a registered investment company classified as a management company of the open-end type, and its registration with the U.S. Securities and Exchange Commission (the "Commission") as an investment company under the 1940 Act, and the registration of the shares of the Target Fund under the Securities Act of 1933, as amended ("1933 Act"), are in full force and effect, and will be in full force and effect on the Closing Date, and, to the knowledge of the Target Fund, no action or proceeding to revoke or suspend such registrations is pending, or threatened. All issued and outstanding shares of the Target Fund have been offered for sale in conformity in all material respects with applicable federal and state securities laws;

(c)   No consent, approval, authorization, or order of any court or governmental authority or the Financial Industry Regulatory Authority ("FINRA") is required for the consummation by the Target Fund and the Target Entity of the transactions contemplated herein, except such as have been obtained or will be obtained prior to the Closing Date under the 1933 Act, the Securities Exchange Act of 1934, as amended ("1934 Act"), the 1940 Act, and state securities or blue sky laws (which term as used herein shall include the laws of the District of Columbia and of Puerto Rico), each of which, as required, shall have been obtained on or prior to the Closing Date. No consent of or notice to any other third party or entity is required for the consummation by the Target Fund of the transactions contemplated by this Agreement;

(d)   To the knowledge of the Target Fund, the current prospectus and statement of additional information and current shareholder reports of the Target Fund, and each prospectus and statement of additional information and shareholder reports of the Target Fund used at all times during the three (3) years prior to the date of this Agreement, conform or conformed at the time of its use in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and does not or did not at the time of its use include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading;

(e)   To the knowledge of the Target Fund, the Target Fund is in compliance in all material respects with, and during the three (3) years prior to the date of this Agreement was in compliance in all material respects with, the requirements of, and the rules and regulations under, the 1933 Act, the 1934 Act and the 1940 Act, state securities laws and all other applicable federal and state laws or regulations. To the knowledge of the Target Fund, (i) the Target Fund is in compliance in all material respects with, and during the three (3) years prior to the date of this Agreement was in compliance in all material respects with, its investment objectives, policies, guidelines and restrictions and compliance procedures, and (ii) the value of the Net Assets of the Target Fund is, and during such period was, determined using portfolio valuation methods that, in the reasonable judgment of the Target Fund, comply in all material respects with the requirements of the 1940 Act and the rules and regulations of the Commission thereunder and the pricing and valuation policies of the Target Fund, and (iii) there have been no material miscalculations of the net asset value of the Target Fund or the net asset value per share of the Target Fund (or any class thereof) during the twelve (12) month period preceding the date hereof that, individually or in the aggregate, would have a material adverse effect on the Target Fund or its Assets and that have not been remedied or will not be remedied prior to the Closing Date in accordance with industry practice, and all such calculations have been made in accordance with the applicable provisions of the 1940 Act. To the knowledge of the Target Fund, all advertising and sales material used by the Target Fund during the twelve (12) months prior to the date of this Agreement complied in all material respects, at the time such material was used, with applicable law and the rules and regulations of FINRA;

(f)   Except as otherwise disclosed to and accepted, in writing, by or on behalf of the Acquiring Fund, the Target Fund will as of the Closing Time have good and marketable title to the Assets and full right, power, and authority to sell, assign, transfer and deliver such Assets free of adverse claims, including any liens or other encumbrances, and upon delivery and payment for such Assets, the Acquiring Fund will acquire good and marketable title thereto, free of adverse claims and subject to only those restrictions on the full transfer thereof as when they were held by the Target Fund, including, without limitation, such restrictions as might arise under the 1933 Act, provided that the Acquiring Fund will, as applicable, acquire assets that are segregated as collateral for the Target Fund's derivative positions, including without limitation as collateral for swap positions and as margin for futures and options positions, subject to such segregation and liens that apply to such Assets;

(g)   Except as otherwise disclosed to and accepted, in writing, by or on behalf of the Acquiring Fund, the Target Fund is not engaged currently, and the execution, delivery and performance of this Agreement will not result, in (i) a material violation of the Target Entity's Governing Documents or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Target Fund or the Target Entity is a party or by which it is bound, or (ii) the acceleration of any obligation, or the imposition of any lien, encumbrance, penalty or additional fee under any agreement, indenture, instrument, contract, lease, judgment or decree to which the Target Fund or Target Entity is a party or by which it is bound;

(h)   To the knowledge of the Target Fund, except as otherwise disclosed to and accepted, in writing, by or on behalf of the Acquiring Fund, all material contracts or other commitments of the Target Fund (other than this Agreement and certain investment contracts, including swap agreements, options, futures and forward contracts) will terminate or be terminated with respect to the Target Fund without liability to the Target Fund or may otherwise be assigned to the Acquiring Fund without the payment of any fee (penalty or otherwise) or acceleration of any obligations of the Target Fund on or prior to the Closing Date, provided that such assigned contracts are identified on Schedule 4.1(h);

(i)   To the knowledge of the Target Fund, except as set forth on Schedule 4.1(i), no litigation or administrative proceeding or investigation of or before any court, tribunal, arbitrator, governmental body, regulatory agency or FINRA is presently pending or threatened against the Target Fund or Target Entity, and no such litigation, proceeding or investigation, if adversely determined, would materially and adversely affect the Target Fund's financial condition or the conduct of its business or the Target Fund's ability to consummate the transactions contemplated by this Agreement. The Target Fund and the Target Entity, without any special investigation or inquiry, know of no facts that might form the basis for the institution of such proceedings and neither the Target Entity nor the Target Fund is a party to or subject to the provisions of any order, decree or judgment of any court, governmental body, regulatory agency or FINRA that materially and adversely affects its business or its ability to consummate the transactions herein contemplated. The Target Fund (i) has not entered into any contract or agreement or amendment of any contract or agreement or terminated any contract or agreement, in each case material to the operation of the Target Fund, except as otherwise contemplated by this Agreement or as disclosed to the Acquiring Fund; (ii) has not incurred any indebtedness, other than in the ordinary course of business consistent with the investment objective and policies of the Target Fund; (iii) has not entered into any amendment of its Governing Documents that has not been disclosed to the Acquiring Fund; (iv) does not have outstanding any grant or imposition of any lien, claim, charge or encumbrance (other than encumbrances arising in the ordinary course of business) upon any asset of the Target Fund other than a lien for Taxes (as defined below) not yet due and payable or as contemplated by Section 4.1(f); and (v) has not entered into any agreement or made any commitment to do any of the foregoing except as disclosed to the Acquiring Fund;

(j)   The financial statements of the Target Fund for the most recently completed fiscal year have been, or will be, audited by the independent registered public accounting firm identified in the Target Fund's prospectus or statement of additional information included in the Target Fund's registration statement on Form N-1A. To the knowledge of the Target Fund, such statements, as well as the unaudited, semi-annual financial statements for the semi-annual period next succeeding the Target Fund's most recently completed fiscal year, if any, are or will be, as applicable, prepared in accordance with GAAP consistently applied, and such statements (copies of which, if available, have been furnished or made available to the Acquiring Fund) present fairly, or will present fairly, in all material respects, the financial condition of the Target Fund as of such date in accordance with GAAP, and there are no known contingent liabilities of the Target Fund required to be reflected on a balance sheet (including the notes thereto) in accordance with GAAP as of such date not disclosed therein. No significant deficiency, material weakness, fraud, significant change or other factor that could significantly affect the internal controls of the Target Fund has been disclosed or, to the knowledge of the Target Fund, is required to be disclosed in the Target Fund's reports on Form N-CSR and, to the knowledge of the Target Fund, no such disclosure will be required as of the Closing Date;

(k)   Since the last day of the Target Fund's most recently completed fiscal year, there has not been any material adverse change in the Target Fund's financial condition, assets, liabilities or business, other than changes occurring in the ordinary course of business, except as otherwise disclosed to and accepted by the Acquiring Fund in writing. For the purposes of this subparagraph, a decline in net asset value due to declines in market values of securities held by the Target Fund, the redemption of the Target Fund's shares by shareholders of the Target Fund or the discharge of the Target Fund's ordinary course liabilities shall not constitute a material adverse change;

(l)   To the knowledge of the Target Fund, on the Closing Date, all Tax Returns (as defined below) of the Target Fund required by law to have been filed by such date (including any extensions) for the prior three (3) taxable years for which Tax Returns have been due shall have been filed and are or will be true, correct and complete in all material respects, and all Taxes (as defined below) shown as due or claimed to be due by any government entity shall have been paid or provision has been made for the payment thereof. To the Target Fund's knowledge, no such Tax Return is currently under audit by any federal, state, local or foreign Tax authority; no assessment has been asserted with respect to such Tax Returns; there are no levies, liens or other encumbrances on the Target Fund or its assets resulting from the non-payment of any Taxes; no waivers of the time to assess any such Taxes are outstanding nor are any written requests for such waivers pending; and adequate provision has been made in the Target Fund financial statements for all Taxes in respect of all periods ended on or before the date of such financial statements. To the Target Fund's knowledge, no claim has ever been made by a taxing authority in a jurisdiction where the Target Fund does not file a Tax Return that the Target Fund is or may be subject to taxation in that jurisdiction. To the knowledge of the Target Fund, the Target Fund is in compliance in all material respects with applicable regulations of the Internal Revenue Service (the "Service") pertaining to the reporting of distributions on and redemptions of its shares of beneficial interest and to withholding in respect of distributions to shareholders, and is not liable for any material penalties that could be imposed thereunder. As used in this Agreement, "Tax" or "Taxes" means any tax, governmental fee or other like assessment or charge of any kind whatsoever (including, but not limited to, excise tax and withholding on amounts paid to or by any person), together with any interest, penalty, addition to tax or additional amount imposed by any governmental authority (whether domestic, foreign, federal, state or local) responsible for the imposition of any such tax. "Tax Return" means reports, returns, information returns, dividend reporting forms, elections, agreements, declarations, or other documents or reports of any nature or kind (including any attached schedules, supplements and additional or supporting material) filed or required to be filed or furnished or required to be furnished with respect to Taxes, including any claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto);

(m)   The Target Fund: (i) is not (and will not be as of the Closing Date) classified as a partnership, and instead is (and will be as of the Closing Date) classified as an association that is subject to Tax as a corporation for federal Tax purposes, (ii) has elected to be a regulated investment company under Subchapter M of the Code, and (iii) is a "fund," as defined in Section 851(g)(2) of the Code, that is treated as a separate corporation under Section 851(g)(1) of the Code. The Target Fund has qualified for treatment as a regulated investment company for each taxable year since inception that has ended prior to the Closing

Date and will have satisfied the requirements of Part I of Subchapter M of the Code to maintain such qualification for the period beginning on the first day of its current taxable year and ending on the Closing Date, and for each such taxable year (or portion thereof), the Target Fund has been eligible to compute its federal income tax under Section 852 of the Code. The Target Fund will satisfy the diversification requirements of Section 851(b)(3) of the Code without regard to the last sentence of Section 851(d)(1) of the Code as of the last taxable year quarter end of the Target Fund closing on or before the Closing Date. The Target Fund will not have as of the Closing Date any material tax liability under Sections 852 or 4982 of the Code for any period ended on or before the Closing Date. The Target Fund has no earnings or profits accumulated with respect to any taxable year in which the provisions of Subchapter M of the Code did not apply to the Target Fund. If a Target Fund serves as a funding vehicle for variable contracts (life insurance or annuity), the Target Fund, with respect to each of its taxable years that has ended prior to the Closing Date during which it has served as such a funding vehicle, has satisfied the diversification requirements of Section 817(h) of the Code and will continue to satisfy the requirements of Section 817(h) of the Code for the period beginning on the first day of its current taxable year and ending on the Closing Date. Each Target Fund that serves as a funding vehicle for variable contracts (life insurance or annuity) has been managed and its business has been conducted so that no variable contract holder is or will be taxable on such Target Fund's income and gains as a result of the investor control doctrine. The Target Fund will not be subject to corporate-level taxation on the sale of any assets currently held by it as a result of the application of Section 337(d) of the Code and the Treasury Regulations promulgated thereunder;

(n)   The Target Fund has not changed its taxable year end within the most recent 60-month period ending on the last day of the month immediately preceding the Closing Date of a Reorganization, and it does not intend to change its taxable year end prior to the Closing Date;

(o)   The Target Fund has not undergone, has not agreed to undergo, nor, to its knowledge, is required to undergo (nor will it be required as a result of the transactions contemplated in this Agreement to undergo) a change in its method of accounting resulting in an adjustment to its taxable income pursuant to Section 481 of the Code. The Target Fund (including the Acquiring Fund as its successor) will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; or (iv) prepaid amount received on or prior to the Closing Date;

(p)   The Target Fund has not been notified in writing that any examinations of the Tax Returns of the Target Fund are currently in progress or threatened, and, to the knowledge of the Target Fund, no such examinations are currently in progress or threatened, and no deficiencies have been asserted or assessed against the Target Fund as a result of any audit by the Service or any state, local or foreign taxing authority, and, to the knowledge of the Target Fund, no such deficiency has been proposed or threatened, and there are no levies, liens or other encumbrances related to Taxes existing or known to the Target Fund to be threatened or pending with respect to the Assets of the Target Fund;

(q)   The Target Fund has no actual or potential liability for any Tax obligation of any taxpayer other than itself. The Target Fund is not currently and has never been a member of a group of corporations with which it has filed (or been required to file) consolidated, combined or unitary Tax Returns. The Target Fund is not a party to any Tax allocation, sharing, or indemnification agreement;

(r)   All issued and outstanding shares of the Target Fund are, and on the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable by the Target Entity, and are not, and on the Closing Date will not be, subject to preemptive or objecting shareholder rights. In every state where offered or sold, such offers and sales have been in compliance in all material respects with applicable registration and/or notice requirements of the 1933 Act and state and District of Columbia securities laws. All of the issued and outstanding shares of the Target Fund will, at the time of Closing, be held by the persons and in the amounts set forth in the records of the Target Transfer Agent, on behalf of the Target Fund;

(s)   The Target Entity, on behalf of the Target Fund, has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated herein. The execution, delivery and performance of this Agreement has been duly authorized by all necessary action, if any, on the part of the board of trustees of the Target Entity and, subject to the approval of the shareholders of the Target Fund (only with respect to those obligations under this Agreement that are contingent on such shareholder approval) and the due authorization, execution and delivery of this Agreement by the other parties hereto, this Agreement will constitute a valid and binding obligation of the Target Fund, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles;

(t)   The information relating to the Target Fund furnished by the Target Fund for use in no-action letters, applications for orders, registration statements, proxy materials and other documents filed or to be filed with any federal, state or local regulatory or self-regulatory authority that are necessary in connection with the transactions contemplated hereby is and will be accurate and complete in all material respects and will comply in all material respects with federal securities laws and regulations thereunder and other applicable laws and regulations applicable thereto;

(u)   As of the date of this Agreement or within a certain time thereafter as mutually agreed by the parties, the Target Fund has provided the Acquiring Fund with all information requested by the Acquiring Fund reasonably necessary for the preparation of the N-14 Registration Statement (as defined in Section 5.1(b) hereof), in compliance with the 1933 Act, the 1934 Act and the 1940 Act in connection with the meeting of shareholders of the Target Fund to approve this Agreement and the transactions contemplated hereby. As of the effective date of the N-14 Registration Statement, the date of the meeting of shareholders of the Target Fund and the Closing Date, such information provided by any Target Fund will not, to its knowledge, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading; provided, however, that the representations and warranties in this subparagraph shall not apply to statements in or omissions from the N-14 Registration Statement made in reliance upon and in conformity with information that was furnished by the Acquiring Fund for use therein;

(v)   To the knowledge of the Target Fund, the books and records of the Target Fund are true and correct in all material respects and contain no material omissions with respect to information required to be maintained under the laws, rules and regulations applicable to the Target Fund;

(w)   The Target Entity and the Target Fund have maintained any material license, permit, franchise, authorization, certification and approval required by any governmental entity in the conduct of its business (the "Licenses and Permits"). Each License and Permit has been duly obtained, is valid and in full force and effect, and is not subject to any pending or, to the knowledge of the Target Entity, threatened administrative or judicial proceeding to revoke, cancel, suspend or declare such License and Permit invalid;

(x)   The Target Entity is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code; and

(y)   The Target Fund has no unamortized or unpaid organizational fees or expenses.

21.2.   The Acquiring Entity, on behalf of each Acquiring Fund, represents and warrants to the Target Entity and corresponding Target Fund as follows:

(a)   The Acquiring Fund is duly organized as a series of the Acquiring Entity, which is a statutory trust duly formed, validly existing, and in good standing under the laws of the State of Delaware, each with power under its Governing Documents to own all of its properties and assets and to carry on its business as it is now being, and as it is contemplated to be, conducted and to enter into this Agreement and perform its obligations hereunder;

(b)   The Acquiring Entity is a registered investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act and the registration of shares of the Acquiring Fund under the 1933 Act are in full force and effect, and will be in full force and effect on the Closing Date, and no action or proceeding to revoke or suspend such registrations is pending, or to the knowledge of the Acquiring Fund, threatened;

(c)   No consent, approval, authorization, or order of any court, governmental authority or FINRA is required for the consummation by the Acquiring Fund of the transactions contemplated herein, except such as have been or will be (at or prior to the Closing Date) obtained under the 1933 Act, the 1934 Act, the 1940 Act and state securities or blue sky laws (which term as used herein shall include the laws of the District of Columbia and of Puerto Rico), each of which, as required, shall have been obtained on or prior to the Closing Date. No consent of or notice to any other third party or entity is required for the consummation by the Acquiring Fund of the transactions contemplated by this Agreement;

(d)   The prospectus and statement of additional information of the Acquiring Fund to be used in connection with the Reorganization will conform at the time of their use in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(e)   The Acquiring Fund is not engaged currently, and the execution, delivery and performance of this Agreement will not result, in (i) a material violation of the Acquiring Entity's Governing Documents or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquiring Fund or the Acquiring Entity is a party or by which it is bound, or (ii) the acceleration of any obligation, or the imposition of any lien, encumbrance, penalty, or additional fee under any agreement, indenture, instrument, contract, lease, judgment or decree to which the Acquiring Fund or the Acquiring Entity is a party or by which it is bound;

(f)   Except as set forth on Schedule 4.2(f), no litigation or administrative proceeding or investigation of or before any court, tribunal, arbitrator, governmental body, regulatory agency or FINRA is presently pending or, to the Acquiring Fund's knowledge, threatened against the Acquiring Fund, and no such litigation, proceeding or investigation, if adversely determined, would materially and adversely affect the Acquiring Fund's financial condition or the conduct of its business or the Acquiring Fund's ability to consummate the transactions contemplated by this Agreement. The Acquiring Fund and the Acquiring Entity, without any special investigation or inquiry, know of no facts that might form the basis for the institution of such proceedings and neither the Acquiring Entity nor the Acquiring Fund is a party to or subject to the provisions of any order, decree or judgment of any court, governmental body, regulatory agency or FINRA that materially and adversely affects its business or its ability to consummate the transactions herein contemplated;

(g)   The Acquiring Fund has not yet commenced operations. The Reorganization will be structured as a "shell reorganization" subject to U.S. federal income tax treatment under Section 368(a)(1) of the Code. The Acquiring Fund is, and will be at the time of Closing, a new series portfolio of the Acquiring Entity created within the last twelve (12) months, without assets or liabilities, formed for the purpose of receiving the Assets and assuming the Liabilities of the Target Fund in connection with the Reorganization and, accordingly, the Acquiring Fund has not prepared books of account and related records or financial statements or issued any shares except those issued in a private placement to LIAC or its affiliate to secure any required initial shareholder approvals;

(h)   On the Closing Date, all material Tax Returns of the Acquiring Fund required by law to have been filed by such date (including any extensions) shall have been filed and are or will be true, correct and complete in all material respects, and all Taxes shown as due or claimed to be due by any government entity shall have been paid or provision has been made for the payment thereof. To the Acquiring Fund's knowledge, no such Tax Return is currently under audit by any federal, state, local or foreign Tax authority; no assessment has been asserted with respect to such Tax Returns; there are no levies, liens or other encumbrances on the Acquiring Fund or its assets resulting from the non-payment of any Taxes; and no waivers of the time to assess any such Taxes are outstanding nor are any written requests for such waivers pending;

(i)   The Acquiring Fund: (i) was formed for the purpose of the respective Reorganization, (ii) is not (and will not be as of the Closing Date) classified as a partnership, and instead is (and will be as of the Closing Date) classified as an association that is subject to Tax as a corporation for federal Tax purposes and has elected (or will timely elect) the latter classification by filing Form 8832 with the Service, (iii) has not filed any income tax return, and intends to qualify to be a regulated investment company under Subchapter M of the Code for its taxable year which includes the Closing Date, (iv) holds and has held no property and has and has had no Tax attributes, and (v) is a "fund," as defined in Section 851(g)(2) of the Code, that is treated as a separate corporation under Section 851(g)(1) of the Code. The Acquiring Fund has no earnings or profits accumulated in any taxable year in which the provisions of Subchapter M of the Code did not apply to it;

(j)   The Acquiring Entity, on behalf of the Acquiring Fund, has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated herein. The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action, if any, on the part of the board of trustees of the Acquiring Entity, on behalf of the Acquiring Fund, and subject to the approval of shareholders of the Target Fund and the due authorization, execution and delivery of the Agreement by the other parties thereto, this Agreement will constitute a valid and binding obligation of the Acquiring Fund, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles;

(k)   The shares of the Acquiring Fund to be issued and delivered to the Target Fund, for the account of the Target Fund Shareholders, pursuant to the terms of this Agreement, have been duly authorized and, when so issued and delivered, will be duly and validly issued Acquiring Fund shares, and, upon receipt of the Target Fund's Assets in accordance with the terms of this Agreement, will be fully paid and non-assessable by the Acquiring Entity;

(l)   The Acquiring Entity is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code;

(m)   The Acquiring Fund has no unamortized or unpaid organizational fees or expenses for which it does not expect to be reimbursed by LIAC or its affiliates;

(n)   As of the effective date of the N-14 Registration Statement, the date of the meeting of shareholders of the Target Fund and the Closing Date, the information provided by any Acquiring Fund for use in the N-14 Registration Statement, including the documents contained or incorporated therein by reference will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading; provided, however, that the representations and warranties in this subparagraph shall not apply to statements in or omissions from the N-14 Registration Statement made in reasonable reliance upon and in conformity with information that was furnished by the Target Fund for use therein; and

21.3.   With respect to each Reorganization, the Target Entity, on behalf of the Target Fund, and the Acquiring Entity, on behalf of the Acquiring Fund, represents and warrants as follows:

(a)   The net asset value of the Acquiring Fund's shares that each Target Fund shareholder receives will be equal to the net asset value of the Target Fund shares it actually or constructively surrenders in exchange therefor;

(b) The fair market value of the Assets will equal or exceed the Liabilities to be assumed by the Acquiring Fund and those to which the Assets are subject;

(c) No expenses incurred by the Target Fund or on its behalf in connection with the Reorganization will be paid or assumed by the Acquiring Fund or any other third party unless those expenses are solely and directly related to the Reorganization (determined in accordance with the guidelines set forth in Rev. Rul. 73-54, 1973-1 C.B. 187) ("Reorganization Expenses"), and no cash or property other than Acquiring Fund shares will be transferred to the Target Fund or any of its shareholders with the intention that it be used to pay any expenses (even Reorganization Expenses) thereof; and

(d) Immediately following consummation of the Reorganization: (1) the shareholders of the Acquiring Fund will own all the Acquiring Fund shares and will own those shares solely by reason of their ownership of the Target Fund shares immediately before the Reorganization; (2) the Acquiring Fund will hold the same Assets and will be subject to the Liabilities that the Target Fund held or was subject to immediately before the Reorganization; and (3) the amount of all distributions (other than dividends and redemption payments) Target Fund will make immediately preceding the Reorganization, will, in the aggregate, constitute less than 1% of its net assets.

22. COVENANTS OF THE ACQUIRING ENTITY AND THE TARGET ENTITY

22.1. With respect to each Reorganization:

(a) The Target Fund will (i) operate its business in the ordinary course and substantially in accordance with past practice between the date hereof and the Closing Date, it being understood that, with respect to the Target Fund, such ordinary course of business may include purchases and sales of portfolio securities and other instruments, sales and redemptions of the Target Fund's shares, and the declaration and payment of customary dividends and distributions, and any other distribution that may be advisable, and (ii) use its reasonable best efforts to preserve intact its business organization and material assets and maintain the rights, franchises and business and customer relations necessary to conduct the business operations of the Target Fund in the ordinary course in all material respects. The Acquiring Fund shall take such actions as are customary to the organization of a new series prior to its commencement of operations. In order to facilitate the transfer of Assets at the Closing Date, LIAC may request in writing that JPMIM use commercially reasonable efforts, subject to JPMIM's fiduciary duty, as applicable, to limit or cease portfolio trading on behalf of the Target Fund for a period of up to three (3) days prior to the Closing Date. JPMIM agrees that it will accommodate such requests if in JPMIM's discretion such trading restrictions may practicably be implemented and are consistent with the investment objectives, policies and strategies of the Target Fund and consistent with fulfilling its fiduciary obligations as an investment adviser. No party shall take any action that would, or would reasonably be expected to, result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect.

(b) The parties hereto shall cooperate in preparing, and the Acquiring Entity shall file with the Commission, a registration statement on Form N-14 under the 1933 Act, which shall properly register the Acquiring Fund shares to be issued in connection with the Reorganization and include a proxy statement with respect to the votes of the shareholders of the Target Fund to approve the Reorganization (the "N-14 Registration Statement"). If at any time prior to the Closing Date a party becomes aware of any untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements made not misleading in light of the circumstances under which they were made in respect of the N-14 Registration Statement, such party shall notify each other party, and the parties shall cooperate in promptly preparing and filing with the Commission and, if appropriate, distributing to shareholders appropriate disclosure with respect to the item. The Target Fund agrees to mail or otherwise deliver (e.g., by electronic means consistent with applicable regulations governing their use) to its respective shareholders of record entitled to vote at the special meeting of shareholders at which action is to be considered regarding this Agreement, in sufficient time to comply with requirements as to notice thereof, the prospectus/proxy statement contained in the N-14 Registration Statement and other documents as are necessary, which each comply in all material respects with the applicable provisions of Section 14(a) of the 1934 Act and Section 20(a) of the 1940 Act, and the rules and regulations, respectively, thereunder.

(c)   The Target Entity will call a meeting of the shareholders of the Target Fund to be held prior to the Closing Date to consider and act upon this Agreement and to take all other action necessary to seek to obtain the required shareholder approval of the transactions contemplated herein.   In the event that the Target Fund does not achieve a quorum or receives insufficient votes from shareholders to approve the proposal, the meeting may be postponed or adjourned as permitted under the Target Entity's Governing Documents, applicable law and the N-14 Registration Statement in order to permit further solicitation of proxies, for a period of up to 120 days or such longer period as is mutually agreed upon by the parties.

(d)   The Target Fund covenants that the Acquiring Fund's shares to be issued pursuant to this Agreement are not being acquired for the purpose of making any distribution thereof, other than in accordance with the terms of this Agreement.

(e)   The Target Entity will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Target Fund's shares, and will assist the Acquiring Fund and LIAC in obtaining copies of any books and records of the Target Fund from its service providers reasonably requested by the Acquiring Entity or LIAC.

(f)   The Target Entity will provide the Acquiring Fund with: (i) a schedule, as set forth in this Schedule 5.1(f), certified by the Treasurer of the Target Entity, stating that the various statements, books and records set forth in Schedule 5.1(f) exist and specifying the location of such statements, books and records and the means by which the Acquiring Entity can access them (the "Schedule of Statements, Books and Records"); and (ii) FASB ASC 740-10 (formerly FIN 48) work papers and supporting statements pertaining to the Target Fund relating to any taxable years of the Target Fund not closed by the applicable Tax statute of limitations (the "ASC 740-10 Workpapers"). The Schedule of Statements, Books and Records shall be provided at the Closing. The ASC 740-10 Workpapers shall be provided at least sixty (60) days prior to the Closing Date.

(g)   The Target Fund will prepare and deliver to the Acquiring Fund at least five (5) business days prior to the Closing Date a statement of the Assets and the Liabilities of the Target Fund as of such date for review and agreement by the parties to determine that the Assets and the Liabilities of the Target Fund are being correctly determined in accordance with the terms of this Agreement. The Target Fund will deliver at the Closing a statement of Assets and Liabilities of the Target Fund as of the Closing Date, certified by the Treasurer of the Target Entity.

(h)   Subject to the provisions of this Agreement, the Acquiring Fund and the Target Fund will each take, or cause to be taken, all action, and do or cause to be done all things, reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

(i)   As soon as is reasonably practicable after the Closing, the Target Fund will make one or more distributions to its shareholders consisting of all shares of the applicable class of the Acquiring Fund received at the Closing, as set forth in Section 1.2(d) hereof.

(j)   The Acquiring Fund and the Target Fund shall each use their reasonable best efforts prior to Closing to fulfill or obtain the fulfillment of the conditions precedent to effect the transactions contemplated by this Agreement.

(k)   The Target Fund shall, from time to time, as and when reasonably requested by the Acquiring Fund, execute and deliver or cause to be executed and delivered all such assignments and other instruments, and will take or cause to be taken such further action, as the Acquiring Fund may reasonably deem necessary or desirable in order to vest in and confirm the Acquiring Fund's title to and possession of all the Assets and otherwise to carry out the intent and purpose of this Agreement.

(l)   The Acquiring Fund shall, from time to time, as and when reasonably requested by the Target Fund, execute and deliver or cause to be executed and delivered all such assumption agreements and other instruments, and will take or cause to be taken such further action, as the Target Fund may reasonably deem necessary or desirable in order for the Acquiring Fund to assume the Target Fund's Liabilities and otherwise to carry out the intent and purpose of this Agreement.

(m)   The Acquiring Fund will use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state blue sky or securities laws as may be necessary in order to continue its operations after the Closing Date.

(n)   The parties intend that each Reorganization will qualify as a reorganization with the meaning of Section 368(a) of the Code. None of the parties to this Agreement shall take any action or cause any action to be taken (including, without limitation the filing of any Tax Return) that is inconsistent with such treatment or results in the failure of a Reorganization to qualify as a reorganization with the meaning of Section 368(a) of the Code.

(o)   At or prior to the Closing, the Target Fund shall have delivered to the Acquiring Fund copies of: (i) any legal opinions that have been issued to or for the benefit of the Target Fund and which have continuing relevance and (ii) with respect to any wholly owned subsidiaries of the Target Fund (if any), any organizational documents, including without limitation, the declarations of trust, articles of incorporation and bylaws, together with the board meeting minutes and consent of directors or trustees and shareholders.

23.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE TARGET ENTITY

23.1.   With respect to each Reorganization, the obligations of the Target Entity, on behalf of the Target Fund, to consummate the transactions provided for herein shall be subject to the performance, or to the extent legally permissible, the Target Entity's waiver, of the obligations to be performed by the Acquiring Fund hereunder on or before the Closing Date and, in addition thereto, the following conditions:

(a)   All representations and warranties of the Acquiring Fund and the Acquiring Entity contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Time, with the same force and effect as if made on and as of the Closing Time;

(b)   The Acquiring Entity shall have delivered to the Target Entity as of the Closing Time a certificate executed in its name by its President or Vice President and Treasurer, in form and substance reasonably satisfactory to Target Entity and dated as of the Closing Date, to the effect that the representations and warranties of or with respect to the Acquiring Entity and Acquiring Fund made in this Agreement are true and correct at and as of the Closing Time, except as they may be affected by the transactions contemplated by this Agreement;

(c)   The Acquiring Entity and the Acquiring Fund shall have performed all of the covenants and complied with all of the provisions required by this Agreement to be performed or complied with by the Acquiring Entity and the Acquiring Fund, on or before the Closing Time;

(d)   The Target Fund and the Acquiring Fund shall have agreed on the number of full and fractional shares of each class of the Acquiring Fund to be issued in connection with the Reorganization after such number has been calculated in accordance with Section 1.2 hereto;

(e)   As of the Closing Date, there shall have been no material change in the investment objectives, policies and restrictions or any increase in the investment management fee rate or other fee rates that the Acquiring Fund is contractually obligated to pay for services provided to the Acquiring Fund from those described in the N-14 Registration Statement;

(f)   The Target Entity shall have received from the Target Transfer Agent a certificate stating that it has received from the Acquiring Entity the number of shares of the Acquiring Fund equal in value to the value of the shares of the Target Fund as of the time and date set forth in Section 3; and

(g)   The Target Entity shall have received on the Closing Date the opinion of Dechert LLP ("Dechert"), counsel to the Target Entity (which may rely on certificates of officers or trustees of the Acquiring Entity), dated as of the Closing Date, covering the following points:

(i)   The Acquiring Entity is a statutory trust duly formed, validly existing and in good standing under the laws of the State of Delaware, and has the trust power to own all of the Acquiring Fund's properties and assets and to carry on its business, including that of the Acquiring Fund, as a registered investment company;

(ii)   The Acquiring Entity is a registered investment company classified as a management company of the open-end type with respect to each series of shares it offers, including the Acquiring Fund, under the 1940 Act, and its registration with the Commission as an investment company under the 1940 Act is in full force and effect;

(iii)   The Agreement has been duly authorized by the Acquiring Entity on behalf of the Acquiring Fund and, assuming due authorization, execution and delivery of the Agreement by the Target Entity, the Target Fund and JPMIM, it is a valid and binding obligation of the Acquiring Entity, on behalf of the Acquiring Fund, enforceable against it in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, fraudulent conveyance, reorganization, receivership, moratorium and other similar laws relating to or affecting creditors' rights generally, general equity principles (whether considered in a proceeding in equity or at law) and to an implied covenant of good faith and fair dealing;

(iv)   The Acquiring Fund shares to be issued to the Target Fund as provided by this Agreement are duly authorized, upon such delivery will be validly issued and upon receipt of the Target Fund's Assets will be fully paid and non-assessable by the Acquiring Entity, and no shareholder of an Acquiring Fund has any preemptive rights to subscription or purchase in respect thereof; and

(v)   The execution and delivery of the Agreement did not, and the consummation of the transactions contemplated hereby will not, result in a violation of the Acquiring Entity's Governing Documents or a breach or default under any material contract, agreement, instrument or other document pertaining to, or material to the business or financial condition of, the Acquiring Fund, or, to the knowledge of such counsel, result in the acceleration of any obligation or the imposition of any penalty under any such agreement.

24.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING ENTITY

24.1.   With respect to each Reorganization, the obligations of the Acquiring Entity, on behalf of the Acquiring Fund, to consummate the transactions provided for herein shall be subject to the performance, or to the extent legally permissible, the Acquiring Fund's waiver, of the obligations to be performed by the Target Fund hereunder on or before the Closing Date and, in addition thereto, the following conditions:

(a)   All representations and warranties of the Target Entity and the Target Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Time, with the same force and effect as if made on and as of the Closing Time;

(b)   The Target Entity, on behalf of the Target Fund, shall have delivered to the Acquiring Entity (i) a statement of the Target Fund's Assets and Liabilities, as of the Closing Date, certified by the Treasurer of the Target Entity, (ii) the Schedule of Statements, Books and Records, (iii) in electronic form, to the extent permitted by applicable law, all information pertaining to, or necessary or useful in the calculation or demonstration of, the investment performance of the Target Fund, and (iv) the ASC 740-10 Workpapers. The information to be provided under (ii) and (iv) of this subsection shall be provided in accordance with the timing set forth in Section 5.1(f) hereof;

(c)   The Target Entity shall have delivered to the Acquiring Entity as of the Closing Time a certificate executed in its name by its President or Vice President and Treasurer, in form and substance satisfactory to the Acquiring Entity and dated as of the Closing Date, to the effect that the representations and warranties of or with respect to the Target Entity and Target Fund made in this Agreement are true and correct at and as of the Closing Time;

(d)   The Target Custodian and the Target Transfer Agent shall have delivered the certificates contemplated by Sections 3.2(b) and 3.2(d) of this Agreement, respectively, and the Target Transfer Agent or the Target Entity's President or Vice President shall have delivered the certificate contemplated by Section 5.1(f) of this Agreement, each duly executed by an authorized officer of the Target Custodian, the Target Transfer Agent, the Target Entity's President or the Target Entity's Vice President, as applicable;

(e)   The Target Entity and the Target Fund shall have performed all of the covenants and complied with all of the provisions required by this Agreement to be performed or complied with by the Target Entity and the Target Fund, on or before the Closing Time;

(f)   The Target Fund and the Acquiring Fund shall have agreed on the number of full and fractional shares of each class of the Acquiring Fund set forth on Exhibit A hereto to be issued in connection with the Reorganization after such number has been calculated in accordance with Section 1.2 hereto;

(g)   The Target Entity shall have duly executed and delivered to the Acquiring Entity, on behalf of the Target Fund, such bills of sale, assignments, certificates and other instruments of transfer, including transfer instructions to the Target Custodian and instructions to the Acquiring Fund's transfer agent as the Acquiring Entity may reasonably deem necessary or desirable to evidence the transfer to the Acquiring Fund by the Target Fund all of the right, title and interest of the Target Fund in and to the respective Assets of the Target Fund. In each case, the Assets of the Target Fund shall be accompanied by all necessary state stock transfer stamps or cash for the appropriate purchase price therefor;

(h)   The Acquiring Entity shall have received at the Closing: (i) a certificate of an authorized signatory of the Target Custodian stating that the Assets of the Target Fund have been delivered to the Acquiring Fund; (ii) a certificate of an authorized signatory from the custodian for the Acquiring Fund stating that the Assets of the Target Fund have been received; (iii) a certificate of an authorized officer of the Target Transfer Agent confirming that the transfer agent has delivered its records containing the names and addresses of the record holders of the Target Fund's shares and the number and percentage (to four decimal places) of ownership of the Target Fund owned by each such holder as of the Closing Date; and (iv) the Tax books and records of the Target Fund, including but not limited to, for purposes of preparing any Tax Returns required by law to be filed after the Closing Date;

(i)   As of the Closing Date, there shall have been no material change in the investment objectives, policies and restrictions or any increase in the investment management fee rate or other fee rates that the Target Fund is contractually obligated to pay for services provided to the Target Fund from those described in the N-14 Registration Statement; and

(j)   The Acquiring Entity shall have received on the Closing Date an opinion of Dechert, counsel to the Target Entity (which may rely on certificates of officers or trustees of the Target Entity), covering the following points:

(i)   The Target Entity is a voluntary association with transferable shares, of the type commonly referred to as a "Massachusetts business trust," and is validly existing under the laws of the Commonwealth of Massachusetts with power under the Target Entity's Governing Documents and Massachusetts law to own all of its Assets, and to conduct its business, including that of the Target Fund, as described in its organizational documents or in the most recently filed registration statement of the Target Fund;

(ii)   The Target Entity is a registered investment company classified as a management company of the open-end type with respect to itself and, if applicable, each series of shares it offers, including the Target Fund, under the 1940 Act, and its registration with the Commission as an investment company under the 1940 Act is in full force and effect;

(iii)   The Agreement has been duly authorized by the Target Entity on behalf of Target Fund and, assuming due authorization, execution and delivery of the Agreement by the Acquiring Entity, the Acquiring Fund and LIAC, is a valid and binding obligation of the Target Entity, on behalf of the Target Fund, enforceable against the Target Entity in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, fraudulent conveyance, reorganization, receivership, moratorium and other similar laws relating to or affecting creditors' rights generally, general equity principles (whether considered in a proceeding in equity or at law) and to an implied covenant of good faith and fair dealing; and

(iv)   The execution and delivery of the Agreement did not, and the consummation of the transactions contemplated hereby will not, result in a violation of, as appropriate, the Target Entity's Governing Documents or a breach or default under any material contract, agreement, instrument or other document pertaining to, or material to the business or financial condition of, the Target Fund, or, to the knowledge of such counsel, result in the acceleration of any obligation or the imposition of any penalty under any such agreement.

25.   FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING ENTITY AND THE TARGET ENTITY

With respect to each Reorganization, if any of the conditions set forth below have not been satisfied on or before the Closing Date with respect to the Target Fund or the Acquiring Fund, the Acquiring Entity or Target Entity, respectively, shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

25.1.   The Agreement shall have been approved by the requisite vote of the holders of the outstanding shares of the Target Fund in accordance with the provisions of the Target Entity's Governing Documents, applicable law of the Commonwealth of Massachusetts, and the 1940 Act, and certified copies of the voting record from the proxy solicitor evidencing such approval shall have been delivered to the Acquiring Fund. Notwithstanding anything herein to the contrary, neither the Target Fund nor the Acquiring Fund may waive the conditions set forth in this Section 8.1;

25.2.   The Agreement and transactions contemplated herein shall have been approved by the board of trustees of the Target Entity and the board of trustees of the Acquiring Entity and each party shall have delivered to the other party a copy of the resolutions approving this Agreement and the transactions contemplated in connection herewith adopted by such party's board of trustees, certified by the secretary or equivalent officer. Notwithstanding anything herein to the contrary, neither the Target Fund nor the Acquiring Fund may waive the conditions set forth in this Section 8.2;

25.3.   On the Closing Date, no action, suit or other proceeding shall be pending or, to the Target Entity's or the Acquiring Entity's knowledge, threatened before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein;

25.4.   All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities deemed necessary by the Acquiring Fund or Target Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not result in a material adverse effect on the Acquiring Fund or the Target Fund, provided that either party hereto may for itself waive any of such conditions;

25.5.   The N-14 Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act;

25.6.	The Target Entity and the Acquiring Entity shall have received on or before the Closing Date an opinion of Dechert in form and substance reasonably acceptable to the Target Entity and the Acquiring Entity, as to the matters set forth on Schedule 8.6. In rendering such opinion, Dechert may request and rely upon representations contained in certificates of officers of the Target Entity, the Acquiring Entity and others, and the officers of the Target Entity and the Acquiring Entity shall use their best efforts to make available such truthful certificates. Such opinion shall contain such limitations as shall be in the opinion of Dechert appropriate to render the opinions expressed therein. Subject to receipt of the certificates referenced in this Section 8.6 and absent a change of law or change of fact between the date of this Agreement and the Closing, the Acquiring Fund agrees that such opinion shall state that the Reorganization will qualify as a "reorganization" under Section 368(a)(1) of the Code. Notwithstanding anything herein to the contrary, neither the Acquiring Entity nor the Target Entity may waive the conditions set forth in this paragraph 8.6;

26.	FEES AND EXPENSES

26.1.	The parties hereto represent and warrant to each other that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

26.2.	Except as otherwise stated herein, LIAC and JPMIM will bear the expenses of the Target Entity and Acquiring Entity relating to the Reorganizations, whether or not the Reorganizations are consummated. The expenses of the Reorganizations shall include costs associated with obtaining board approvals, any necessary order of exemption from the 1940 Act, organizing each Acquiring Fund, preparation, printing and distribution of the N-14 Registration Statement for each Reorganization (including the prospectus/proxy statement contained therein), preparation and filing other necessary reorganization documents with the SEC to effect the Reorganization, legal fees, accounting fees, audit fees, proxy solicitation fees, taxes and stamps, expenses of holding shareholders' meetings, and other related administrative or operational costs (including, for example, brokerage commissions, transfer fees, exchange fees, and securities registration fees). LIAC and JPMIM will not bear any costs relating to the Reorganizations other than as described in this Agreement.

27.	COOPERATION AND EXCHANGE OF INFORMATION

With respect to each Reorganization, prior to the Closing and for a reasonable time thereafter, the Target Entity and the corresponding Acquiring Entity will provide each other and their respective representatives with such cooperation, assistance and information as is reasonably necessary (i) for the filing of any Tax Return, for the preparation for any audit, and for the prosecution or defense of any claim, suit or proceeding relating to any proposed adjustment, or (ii) for any financial accounting purpose. Each such party or their respective agents will retain until the applicable period for assessment under applicable law (giving effect to any and all extensions or waivers) has expired all returns, schedules and work papers and all material records or other documents relating to Tax matters and financial reporting of Tax positions of the Target Fund and the Acquiring Fund for its taxable period first ending after the Closing of the applicable Reorganization and for all prior taxable periods for which the statute of limitation had not run at the time of the Closing, provided that a Target Entity shall not be required to maintain any such documents that it has delivered to the Acquiring Fund.

28.	INDEMNIFICATION

28.1.	With respect to each Reorganization, the Acquiring Entity, out of the assets of the applicable Acquiring Fund, agrees to indemnify and hold harmless the Target Entity and each of the Target Entity's officers and trustees from and against any and all losses, claims, damages, liabilities or expenses (including, without limitation, the payment of reasonable legal fees and reasonable costs of investigation) to which, jointly and severally, the Target Entity or any of its trustees or officers may become subject, insofar as such loss, claim, damage, liability or expense (or actions with respect thereto) arises out of or is based on any breach by the Acquiring Entity, on behalf of the applicable Acquiring Fund, of any of its representations, warranties, covenants or agreements set forth in this Agreement. This indemnification obligation shall survive the termination of this Agreement and the Closing of the Reorganization.

28.2.	With respect to each Reorganization, the Target Entity, out of the assets of the applicable Target Fund, agrees to indemnify and hold harmless the Acquiring Entity and each of the Acquiring Entity's officers and trustees from and against any and all losses, claims, damages, liabilities or expenses (including, without limitation, the payment of reasonable legal fees and reasonable costs of investigation) to which, jointly and severally, the Acquiring Entity or any of its trustees or officers may become subject, insofar as such loss, claim, damage, liability or expense (or actions with respect thereto) arises out of or is based on any breach by the Target Entity, on behalf of the applicable Target Fund, of any of its representations, warranties, covenants or agreements set forth in this Agreement. This indemnification obligation shall survive the termination of this Agreement and the Closing of the Reorganization.

29. ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES AND COVENANTS

29.1. Except as described in Section 9.2, each party agrees that no party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

29.2. The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder. The covenants to be performed after the Closing shall survive the Closing.

30. TERMINATION

This Agreement may be terminated and the transactions contemplated hereby may be abandoned with respect to one or more (or all) Reorganizations at any time prior to the Closing Date by: (i) mutual agreement of the parties; (ii) either the Acquiring Entity or the Target Entity if the Closing shall not have occurred on or before [DATE]; unless such date is extended by mutual agreement of the Acquiring Entity and the Target Entity; (iii) any party if one or more other parties shall have materially breached its obligations under this Agreement or made a material misrepresentation herein or in connection herewith which would render a condition set forth in this Agreement unable to be satisfied; or (iv) by the board of trustees of either the Target Entity or Acquiring Entity. In the event of any such termination, this Agreement shall become void and there shall be no liability hereunder on the part of any party or their respective directors/trustees or officers, except for (a) any such material breach or intentional misrepresentation or (b) the parties' respective obligations under Sections 9.2 and 11, as to each of which all remedies at law or in equity of the party adversely affected shall survive.

31. AMENDMENTS

This Agreement may be amended, modified or supplemented in a writing signed by the parties hereto to be bound by such Amendment; provided, however, that following the meeting of the shareholders of the Target Fund called pursuant to Section 5.1(c) of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of shares of the Acquiring Fund to be issued to the shareholders of the Target Fund under this Agreement to the detriment of such shareholders without their further approval.

32. NOTICES

Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by facsimile, electronic delivery, personal service or prepaid or certified mail addressed to:

For the Acquiring Entity and LIAC:
c/o Lincoln Investment Advisors Corporation
150 N. Radnor Chester Road
Radnor, PA 19087
Fax: _____
Attn: Jayson Bronchetti, President

With a copy to:

Dechert LLP

650 Town Center Drive
Suite 700
Costa Mesa, CA 92626-7122
Attn: Robert A. Robertson

For the Target Entity and JPMIM:
277 Park Avenue
New York, NY 10172
Fax: _____
Attn:

with a copy to:

Dechert LLP
1095 Avenue of the Americas
New York, NY 10172
Fax:
Attn: Anthony H. Zacharski

33.   HEADINGS; GOVERNING LAW; COUNTERPARTS; ASSIGNMENT; LIMITATION OF LIABILITY

33.1.   The Article and Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

33.2.   This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware and applicable federal law, without regard to its principles of conflicts of laws.

33.3.   This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

33.4.   This Agreement may be executed in any number of counterparts, each of which shall be considered an original.

33.5.   The Target Entity is a Massachusetts business trust. With respect to the Reorganization of each Target Fund, the Target Entity is executing this Agreement on behalf of the Target Fund only. Pursuant to the Trust Instrument of the Target Entity and Massachusetts law, there is a limitation on liability of each series such that (a) the debts, liabilities, obligations and expenses incurred, contracted or otherwise existing with respect to the Target Fund are enforceable against the assets of that Target Fund only, and not against its shareholders, Trustees, the assets of the Target Entity generally or the assets of any other series thereof, and (b) none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the Target Entity generally or with respect to any other series thereof are enforceable against the assets of such Target Fund or its shareholders or Trustees.

33.6.   The Acquiring Entity is a Delaware statutory trust. With respect to the Reorganization with each Acquiring Fund, the Acquiring Entity is executing this Agreement on behalf of the Acquiring Fund only. Pursuant to the Trust Instrument of the Acquiring Entity and Section 3804(a) of the Delaware Statutory Trust Act, there is a limitation on liability of each series such that (a) the debts, liabilities, obligations and expenses incurred, contracted or otherwise existing with respect to the Acquiring Fund are enforceable against the assets of that Acquiring Fund only, and not against the assets of the Acquiring Entity generally or the assets of any other series thereof, and (b) none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the Acquiring Entity generally or with respect to any other series thereof are enforceable against the assets of such Acquiring Fund.

33.7.   The parties expressly agree that their obligations hereunder shall not be binding upon any of their respective board members, shareholders, nominees, officers, agents, or employees personally, but, except as provided in Section 9.2 hereof, shall bind only the property of the applicable Target Fund or the applicable Acquiring Fund as provided in the Governing Documents of the applicable Target Entity or the applicable Acquiring Entity, respectively. The execution and delivery by such officers shall not be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the property of such party.

34.   PUBLICITY/CONFIDENTIALITY

34.1.   The parties shall cooperate on determining the manner in which any public announcements or similar publicity with respect to this Agreement or the transactions contemplated herein are made, *provided* that nothing herein shall prevent either party from making such public announcements as may be required by law, in which case the party issuing such statement or communication shall use all reasonable commercial efforts to advise the other party prior to such issuance.

34.2.   The Target Entity, the Acquiring Entity, JPMIM and LIAC (for purposes of this Section 17, the "Protected Persons") will hold, and will cause their board members, officers, employees, representatives, agents and affiliates to hold, in confidence, and not disclose to any other person, and not use in any way except in connection with the transactions herein contemplated, without the prior written consent of the other Protected Persons, any non-public information obtained from the other Protected Persons in connection with the transactions contemplated by this Agreement, except such information may be disclosed: (i) to governmental or regulatory bodies, and, where necessary, to any other person in connection with the obtaining of consents or waivers as contemplated by this Agreement; (ii) if required by court order or decree or applicable law; (iii) if it becomes publicly available through no act or failure to act of such party; (iv) if it was already known to such party on a non-confidential basis on the date of receipt; (v) during the course of or in connection with any litigation, government investigation, arbitration, or other proceedings based upon or in connection with the subject matter of this Agreement, including, without limitation, the failure of the transactions contemplated hereby to be consummated; or (vi) if it is otherwise expressly provided for herein.

34.3.   In the event of a termination of this Agreement, the Protected Persons agree that they along with their employees, representative agents and affiliates shall, and shall cause their affiliates to, except with the prior written consent of the other Protected Persons, keep secret and retain in confidence, and not use for the benefit of itself or themselves, nor disclose to any other persons, any and all confidential or proprietary information relating to the other Protected Persons and their related parties and affiliates, whether obtained through their due diligence investigation, this Agreement or otherwise, except such information may be disclosed: (i) if required by court order or decree or applicable law; (ii) if it is publicly available through no act or failure to act of such party; (iii) if it was already known to such party on a non-confidential basis on the date of receipt; (iv) during the course of or in connection with any litigation, government investigation, arbitration, or other proceedings based upon or in connection with the subject matter of this Agreement, including, without limitation, the failure of the transactions contemplated hereby to be consummated; or (v) if it is otherwise expressly provided for herein.

[*Signature pages follow*]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be approved on behalf of the Acquiring Fund and Target Fund.

Lincoln Variable Insurance Products Trust, on behalf of its series identified on Exhibit A hereto	**JPMorgan Insurance Trust, on behalf of its series identified on Exhibit A hereto**
By: _____ Name: Title:	By: _____ Name: Title:

Lincoln Investment Advisors Corporation, solely with respect to Sections 1.2(f), 5.1(a), 9.2, 14, 16.3, 17.2, and 17.3
 	
By: _____
    Name:
    Title:
	J.P. Morgan Investment Management Inc., solely with respect to 1.2(f), 5.1(a), 9.2, 14, 16.3, 17.2, and 17.3
	
	By: _____
	    Name:
	    Title:

EXHIBIT A

CHART OF REORGANIZATIONS

Target Trust/Fund (and share classes)	Corresponding Acquiring Trust/Fund (and share classes)
JPMorgan Insurance Trust	***Lincoln Variable Insurance Products Trust***
JPMorgan Insurance Trust Core Bond Portfolio Class 1 Class 2	LVIP JPMorgan Core Bond Fund Standard Class Service Class
JPMorgan Insurance Trust Mid Cap Value Portfolio Class 1	LVIP JPMorgan Mid Cap Value Fund Standard Class
JPMorgan Insurance Trust Small Cap Core Portfolio Class 1 Class 2	LVIP JPMorgan Small Cap Core Fund Standard Class Service Class
JPMorgan Insurance Trust U.S. Equity Portfolio Class 1 Class 2	LVIP JPMorgan U.S. Equity Fund Standard Class Service Class

Schedule 4.1(h)

Assigned Contracts

[___]

Schedule 4.1(i)

Target Fund/Target Entity Litigation, Administrative Proceedings and Investigations

[___]

Schedule 4.2(f)

Acquiring Fund Litigation, Administrative Proceedings and Investigations

[___]

Schedule 5.1(f)

Target Fund Statements, Books and Records

Type of Statements, Books or Records	Location	Method of Access
Shareholder ledger accounts including, without limitation: • the name, address and taxpayer identification number of each shareholder of record, • the number of shares of beneficial interest held by each shareholder, • the dividend reinvestment elections applicable to each shareholder, and • the backup withholding and nonresident alien withholding certifications	[_____]	Electronic
Information in connection with the Target Fund's cost basis reporting and related obligations under Sections 1012, 6045, 6045A, and 6045B of the Code and related regulations issued by the United States Treasury ("Income Tax Regulations")		
Notices or records on file with the Target Fund with respect to each shareholder, for all of the shareholders of record of the Target Fund as of the close of business on the Closing Date, who are to become holders of the Acquiring Fund as a result of the transfer of Assets		
Year-end shareholder tax reporting information including ICI broker files, Tax insert letters, and supporting calculations for the Target Fund		
All IRS Forms 8937 (Report of Organizational Actions Affecting Basis of Securities) filed or posted by the Target Fund		

Statement of the respective Tax[3] basis (by lot) and holding period as of the most recent Tax year end of the Target Fund of all portfolio securities to be transferred by the Target Fund to the Acquiring Fund		
Tax books and records of the Target Fund for purposes of preparing any Tax returns required by law to be filed for Tax periods ending after the Closing Date[4]		
A statement of any capital loss carryovers, for U.S. federal income tax purposes, of the Target Fund, as of the most recent Tax year end of the Target Fund, along with supporting workpapers providing information regarding any limitations on the use of such capital loss carryovers including information on any built-in gains and built-in losses of the Target Fund for purposes of applying applicable limitations on the use of such items under the Code		
All Tax Returns filed by or on behalf of the Target Fund (including extensions)		
Any of the following that have been issued to or for the benefit of the Target Fund: (a) rulings, determinations, holdings or opinions issued by any Tax authority and (b) Tax opinions		
All books and records related to testing the qualification of the Target Fund, excluding the C Corporation Target Fund, as a regulated investment company for		

---

[3]   The terms "Tax" or "Taxes" and "Tax Return" as used in this Schedule 5.1(f) shall be as set forth in Section 4.1(l) of this Agreement.

[4]   Such Tax books and records shall include, but not be limited to, a statement of the current earnings and profits of the Target Fund for U.S. federal income tax purposes, a statement of the items that the Acquiring Fund will succeed to and take into account as a result of Section 381 of the Code and the current and historical books and records of the Target Fund to comply with regulatory requirements imposed under the Code and the Income Tax Regulations for all periods including, but not limited to, up to and including the Closing Date.

Tax purposes (e.g., distribution requirement, qualifying income requirement, quarterly asset diversification requirement)		
All books and records relating to the filing of FBARs (FinCEN Form 114, Report of Foreign Bank and Financial Accounts) by the Target Fund		
Current and historical books and records of the Target Fund to comply with regulatory requirements imposed under the 1940 Act, including, without limitation, Section 31(a) of the 1940 Act and the rules thereunder, for all periods including, but not limited to, up to and including the Closing Date		

Schedule 8.6

Tax Opinions

With respect to each Reorganization:

(i)   The acquisition by the Acquiring Fund of all of the Assets of the Target Fund, as provided for in the Agreement, in exchange for Acquiring Fund shares and the assumption by the Acquiring Fund of the Liabilities of the Target Fund, followed by the distribution by the Target Fund to its shareholders of the Acquiring Fund shares in complete liquidation of the Target Fund, will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code, and the Target Fund and the Acquiring Fund each will be a "party to the reorganization" within the meaning of Section 368(b) of the Code.

(ii)   No gain or loss will be recognized by the Target Fund upon (i) the transfer of all of its Assets to, and assumption of its Liabilities by, the Acquiring Fund in exchange solely for Acquiring Fund shares pursuant to Section 361(a) and Section 357(a) of the Code and (ii) the distribution of the Acquiring Fund shares by the Target Fund to its shareholders in complete liquidation (in pursuance of the Agreement) pursuant to Section 361(c)(1) of the Code, except that the Target Fund may be required to recognize gain or loss with respect to (A) contracts described in Section 1256(b) of the Code, (B) stock in a passive foreign investment company, as defined in Section 1297(a) of the Code, or (C) any other gain or loss required to be recognized upon the termination of a position, or upon the transfer of such asset regardless of whether such a transfer would otherwise be a nontaxable transaction under the Code.

(iii)   No gain or loss will be recognized by the Acquiring Fund upon the receipt by it of all of the Assets of the Target Fund in exchange solely for the assumption of the Liabilities of the Target Fund and issuance of the Acquiring Fund shares pursuant to Section 1032(a) of the Code.

(v)   The tax basis of the Assets of the Target Fund received by the Acquiring Fund will be the same as the tax basis of such Assets in the hands of the Target Fund immediately prior to the transfer pursuant to Section 362(b) of the Code, except with respect to (A) contracts described in Section 1256(b) of the Code, (B) stock in a passive foreign investment company, as defined in Section 1297(a) of the Code, and (C) any other Asset on which gain was recognized by the Target Fund upon the termination of a position, or upon the transfer of such asset regardless of whether such a transfer would otherwise be a nontaxable transaction under the Code.

(vi)   The holding periods of the Assets of the Target Fund in the hands of the Acquiring Fund will include the periods during which such Assets were held by the Target Fund pursuant to Section 1223(2) of the Code.

(vii)   No gain or loss will be recognized by the shareholders of the Target Fund upon the exchange of all of their Target Fund shares for the Acquiring Fund shares pursuant to Section 354(a) of the Code.

(viii)   The aggregate tax basis of the Acquiring Fund shares to be received by each shareholder of the Target Fund will be the same as the aggregate tax basis of Target Fund shares exchanged therefor pursuant to Section 358(a)(1) of the Code.

(ix)   The holding period of Acquiring Fund shares received by a shareholder of the Target Fund will include the holding period of the Target Fund shares exchanged therefor, provided that the shareholder held Target Fund shares as a capital asset on the date of the exchange pursuant to Section 1223(1) of the Code.

(x)   For purposes of Section 381 of the Code, the Acquiring Fund will succeed to and take into account, as of the date of the transfer as defined in Section 1.381(b)-1(b) of the Income Tax Regulations, the items of Target Fund described in Section 381(c) of the Code as if there had been no Reorganization, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and, if applicable, the Income Tax Regulations promulgated thereunder.

This opinion does not address the tax consequences of the Reorganization to contracts or securities on which gain or loss is recognized upon the transfer of an asset regardless of whether such transfer would otherwise be a nonrecognition transaction under the Code.

January 26, 2023

Lincoln Variable Insurance Products Trust

P.O. Box 2340

Fort Wayne, Indiana 46801

Re: Registration Statement on Form N-14

Ladies and Gentlemen:

We have acted as counsel to the Lincoln Variable Insurance Products Trust, a statutory trust duly organized and validly existing under the laws of the State of Delaware (the "Trust"), and we have a general familiarity with the Trust's business operations, practices and procedures.

You have asked for our opinion regarding the issuance of shares of beneficial interest in certain Trust series (each, an "Acquiring Fund") in connection with the acquisition of the assets of certain other Trust series (each an "Acquired Fund"), respectively, as set forth below:

Acquired Funds (transferring assets)	Acquiring Funds (issuing shares)
JPMorgan Insurance Trust Core Bond Portfolio	LVIP JPMorgan Core Bond Fund
JPMorgan Insurance Trust Mid Cap Value Portfolio	LVIP JPMorgan Mid Cap Value Fund
JPMorgan Insurance Trust Small Cap Core Portfolio	LVIP JPMorgan Small Cap Core Fund
JPMorgan Insurance Trust U.S. Equity Portfolio	LVIP JPMorgan U.S. Equity Fund

The Acquiring Fund's shares issued will be registered on a Form N-14 Registration Statement (the "Registration Statement"), to be filed by the Trust with the U.S. Securities and Exchange Commission (the "Commission") under the Securities Act of 1933 (the "1933 Act").

We have examined originals or certified copies, or copies otherwise identified to our satisfaction as being true copies, of various corporate records of the Trust and such other instruments, documents and records as we have deemed necessary in order to render this opinion. We have assumed the genuineness of all signatures, the authenticity of all documents examined by us and the correctness of all statements of fact contained in those documents.

On the basis of, and subject to, the foregoing, it is our opinion that the classes of shares of beneficial interest of each Acquiring Fund being registered under the 1933 Act in the Registration Statement have been duly authorized and will be legally and validly issued, fully paid and non-assessable by the Trust when issued in connection with the transfer of the assets of each Acquired Fund pursuant to the terms of the Agreement and Plan of Reorganization the form of which is included in the Registration Statement.

The opinion expressed herein is limited to the laws of the State of Delaware and the federal securities laws of the United States. To the extent the opinion expressed herein involves the laws of the State of Delaware, such opinion should be understood to be based solely upon our review of the documents referred to above and the applicable statutory provisions of the State of Delaware and reported judicial decisions interpreting those provisions. We express no opinion herein with respect to the effect or applicability of the law of any other jurisdiction.

We express no opinion as to any other matter other than as expressly set forth above, and no other opinion is intended or may be inferred herefrom. The opinion expressed herein is given as of the date hereof, and we undertake no obligation and hereby disclaim any obligation to advise you of any change after the date of this opinion pertaining to any matter referred to herein.

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement and to the use of our name in the Registration Statement. In giving such consent, however, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act and the rules and regulations thereunder.

Very truly yours,

/s/ Dechert LLP

Dechert LLP

December 23, 2022

Lincoln Variable Insurance Products Trust

P.O. Box 2340

Fort Wayne, Indiana 46801

Re: Registration Statement on Form N-14

Ladies and Gentlemen:

We have acted as counsel to the Lincoln Variable Insurance Products Trust, a statutory trust duly organized and validly existing under the laws of the State of Delaware (the "Trust"), and we have a general familiarity with the Trust's business operations, practices and procedures.

You have asked for our opinion regarding the issuance of Trust shares of beneficial interest in connection with a certain Trust series (each, an "Acquiring Fund") acquiring the assets of certain other Trust series (each an "Acquired Fund"), respectively, as set forth below:

Acquired Funds (transferring assets)	Acquiring Funds (issuing shares)
JPMorgan Insurance Trust Core Bond Portfolio	LVIP JPMorgan Core Bond Fund
JPMorgan Insurance Trust Mid Cap Value Portfolio	LVIP JPMorgan Mid Cap Value Fund
JPMorgan Insurance Trust Small Cap Core Portfolio	LVIP JPMorgan Small Cap Core Fund
JPMorgan Insurance Trust U.S. Equity Portfolio	LVIP JPMorgan U.S. Equity Fund

The Acquiring Fund's shares issued will be registered on a Form N-14 Registration Statement (the "Registration Statement"), to be filed by the Trust with the U.S. Securities and Exchange Commission (the "Commission") under the Securities Act of 1933 (the "1933 Act").

We have examined originals or certified copies, or copies otherwise identified to our satisfaction as being true copies, of various corporate records of the Trust and such other instruments, documents and records as we have deemed necessary in order to render this opinion. We have assumed the genuineness of all signatures, the authenticity of all documents examined by us and the correctness of all statements of fact contained in those documents.

On the basis of, and subject to, the foregoing, it is our opinion that the authorized classes of shares of beneficial interest of each Acquiring Fund being registered under the 1933 Act in the Registration Statement have been duly authorized and will be legally and validly issued, fully paid and non-assessable by the Trust when issued in connection with the transfer of the assets of each Acquired Fund pursuant to the terms of the form of Agreement and Plan of Reorganization included in the Registration Statement.

We are members of the Bar of the State of New York and do not hold ourselves out as being conversant with the laws of any jurisdiction other than those of the United States of America and the State of New York. We note that we are not licensed to practice law in the State of Delaware, and to the extent that any opinion herein involves the laws of the State of Delaware, such opinion should be understood to be based solely upon our review of the documents referred to above and the published statutes of the State of Delaware. The opinion expressed herein is solely for your benefit and may not be relied on in any manner or for any purpose by any other person. We express no opinion as to any other matter other than as expressly set forth above, and no other opinion is intended or may be inferred herefrom. The opinion expressed herein is given as of the date hereof, and we undertake no obligation and hereby disclaim any obligation to advise you of any change after the date of this opinion pertaining to any matter referred to herein.

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement and to the use of our name in the Registration Statement. In giving such consent, however, we do not admit that we are within the category of persons whose consent is required by Section 7 of the

1933 Act and the rules and regulations thereunder.

Very truly yours,

/s/ Dechert LLP

Dechert LLP

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form N-14 of Lincoln Variable Insurance Products Trust ~~JPMorgan Insurance Trust~~ of our reports dated February 14, 2022, relating to the financial statements and financial highlights for the funds constituting JPMorgan Insurance Trust listed in Appendix A (the "Funds"), which appear in the Funds' Annual Report on Form N-CSR for the year ended December 31, 2021. We also consent to the references to us under the headings "Financial Statements", "Independent Registered Public Accounting Firm" and "Financial Highlights" in such Registration Statement and under the headings "Financial Highlights" in the Prospectuses and "Financial Statements" and "Independent Registered Public Accounting Firm" in the Statements of Additional Information dated May 1, 2022 of the funds listed in Appendix A, which are also incorporated by reference in such Registration Statement.

/s/PricewaterhouseCoopers LLP
New York, New York
~~December~~ January [26~~2~~], 2023~~2~~

Appendix A

JPMorgan Insurance Trust Core Bond Portfolio
JPMorgan Insurance Trust U.S. Equity Portfolio
JPMorgan Insurance Trust Mid Cap Value Portfolio
JPMorgan Insurance Trust Small Cap Core Portfolio

POWER OF ATTORNEY

We, the undersigned trustees and officers of the Lincoln Variable Insurance Products Trust (the "Trust"), hereby severally constitute and appoint Jayson R. Bronchetti, Jennifer M. Matthews, William P. Flory, Jr., Samuel K. Goldstein, Esq., and Ronald A. Holinsky, Esq. as our true and lawful attorneys-in-fact, with full power in each of them to sign for us, in our names and in the capacities indicated below, the Trust Registration Statement on Form N-14 and any amendments or other documents related thereto (collectively, the "Documents") with regard to the proposed reorganizations listed on Exhibit A, attached hereto, to be filed with the Securities and Exchange Commission on behalf of the Trust, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to the Documents. This Power of Attorney was signed by us to be effective December 22, 2022.

Signature	Title
/s/ Jayson R. Bronchetti	
Jayson R. Bronchetti	Chairman of the Board of Trustees President (Principal Executive Officer)
/s/ William P. Flory, Jr.	
William P. Flory, Jr.	Chief Accounting Officer (Principal Accounting Officer and Principal Financial Officer)
/s/ Steve A. Cobb	
Steve A. Cobb	Trustee
/s/ Ken C. Joseph	
Ken C. Joseph	Trustee
/s/ Barbara L. Lamb	
Barbara L. Lamb	Trustee
/s/ Gary D. Lemon	
Gary D. Lemon	Trustee
/s/ Thomas A. Leonard	
Thomas A. Leonard	Trustee
/s/ Charles I. Plosser	
Charles I. Plosser	Trustee
/s/ Pamela L. Salaway	
Pamela L. Salaway	Trustee

/s/ Manisha Thakor
Manisha Thakor — Trustee

/s/ Brian W. Wixted
Brian W. Wixted — Trustee

/s/ Nancy B. Wolcott
Nancy B. Wolcott — Trustee

PROPOSED REORGANIZATIONS	
JPM TRUST	**ACQUIRING FUND**
JPMorgan Insurance Trust U.S. Equity Portfolio	LVIP JPMorgan U.S. Equity Fund
JPMorgan Insurance Trust Small Cap Core Portfolio	LVIP JPMorgan Small Cap Core Fund
JPMorgan Insurance Trust Mid Cap Value Portfolio	LVIP JPMorgan Mid Cap Value Fund
JPMorgan Insurance Trust Core Bond Portfolio	LVIP JPMorgan Core Bond Fund



Lincoln Financial Group

150 N. Radnor-Chester Road

Radnor, Pennsylvania 19087

Phone: 484-583-8711
Email: Sam.Goldstein@lfg.com

VIA EDGAR

December 22, 2022

Alberto Zapata, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4644

RE: **Registrant:** **Lincoln Variable Insurance Products Trust ("Registrant")**
     Funds: LVIP JPMorgan Core Bond Fund
              LVIP JPMorgan Mid Cap Value Fund
              LVIP JPMorgan Small Cap Core Fund
              LVIP JPMorgan U.S. Equity Fund
              (each a "Fund")

Dear Mr. Zapata:

Attached for filing via EDGAR is the Registration Statement on Form N-14 for the above-referenced Registrant for each Fund.

The preliminary N-14 is being filed pursuant to Rule 488(a) under the Securities Act of 1933, in order to solicit proxies to approve the reorganization of the Funds as follows:

Acquired Fund	Acquiring Fund
JPMorgan Insurance Trust Core Bond Portfolio	LVIP JPMorgan Core Bond Fund
JPMorgan Insurance Trust Mid Cap Value Portfolio	LVIP JPMorgan Mid Cap Value Fund
JPMorgan Insurance Trust Small Cap Core Portfolio	LVIP JPMorgan Small Cap Core Fund
JPMorgan Insurance Trust U.S. Equity Portfolio	LVIP JPMorgan U.S. Equity Fund

Your consideration of this filing is much appreciated.

Sincerely,

/s/ Samuel K. Goldstein
Samuel K. Goldstein, Esq.
Senior Counsel—Funds Management

cc: Ronald A. Holinsky, Chief Counsel